7

06016660

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mitsui Trust ~~Financial~~ Holdings

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 1 1 2006
THOMSON FINANCIAL

FILE NO. 82- 04677 FISCAL YEAR 3/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: dlw

DATE: 9/8/06

~~Mitsui Trust Financial~~ Group

Mitsui Trust Holdings, Inc.

The Chuo Mitsui Trust and Banking Company, Limited

Mitsui Asset Trust and Banking Company, Limited

ANNUAL REPORT 2006

Year ended March 31, 2006

Toward the Next Stage of Growth

As a financial group hinging on The Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"), and Mitsui Asset Trust and Banking Co., Ltd. ("Mitsui Asset"), Mitsui Trust Financial Group boasts high-level know-how and specialization, substantiated by its ability to produce the industry's top results, and strives to raise the bar still higher. The Group also seeks to provide the best solutions possible—solutions unrivaled by any other financial group in the industry.

Chuo Mitsui Banking Business

In individual services, which showcase housing loans, we are steadily boosting our lending balance by providing products geared to clients' needs.

In financial services, where a robust approach to diversified fund-procurement techniques is required, we are actively engaged in the provision of real estate asset finance, which utilize our strength as a trust bank, business loans, to satisfy brisk demand for funds, and corporate restructuring-related financing, such as debtor in possession (DIP) financing and leverage financing.

Retail Business (Sales of Investment Trusts and Annuity Insurance)

Through expert consultations matched to the life stages of individuals, we build integrated packages from a variety of products and services suited to each client.

Pooling groupwide capabilities
stage of growth

Changes in Mitsui Trust Holdings' Stock Price



(Stock price and TOPIX set at 100, as of January 31, 2002)
1,200
1,000
800
600
400
200
100
0
Stock price at ¥145, as of January 31, 2002
Stock price at ¥1,721, as of March 31, 2006
TOPIX
February 2002
March 2003
March 2004
March 2005
March 2006



Chuo Mitsui
Services for Individuals
Services for Corporations

Cementing a solid financial footing

Mitsui Trust Financial Group has endeavored to strengthen its financial footing and thereby raise the level of trust accorded to it by clients and the market as a whole. These efforts are ongoing and members of the Group will strive to make a firm financial footing even firmer.

Non-Performing Assets and Non-Performing Assets Ratio



(Billions of yen)
(%)
Non-performing assets
Non-performing assets ratio
1,000
750
500
250
0
10.0
7.5
5.0
2.5
0.0
956.9
9.2
468.0
4.9
160.9
1.8
2002
2004
2006
(As of March 31)

Note: For Chuo Mitsui on a non-consolidated basis

Of note, we have performed well against other Japanese banks in this business, thanks to a wider selection of high-quality investment trusts and annuity insurance products, and have thus far secured us a reputation as a key player in the industry.

Real Estate Operations
We strive to extend corporate financing solutions attuned to the needs of our clients as well as assorted services backed by high-level expertise in the real estate fund business.

Stock Transfer Agency Services
We are keen to provide practical legal advice, suggestions for taking general shareholders' meetings online, and support for corporate investor relations activities.

New Business Opportunities
We endeavor to pinpoint the next generation drivers of profit growth by enthusiastically pursuing new business opportunities, including business loans, reverse mortgages and products and services to facilitate corporate restructuring efforts.

Mitsui Asset
Pension Trust Operations
We are working to acquire stronger support from clients and thereby increase the balance of assets under administration and boost profitability by maximizing our expertise in consultations on retirement benefits systems to develop and provide investment services fine tuned to clients' needs.

Securities Trust Businesses
We will expand our profit base in the constantly growing investment trust market by directing more energy into the trust operations and enhancing related services, and by focusing more attention on stronger investment advisory services for investment trust management companies.

to promote the next


Mitsui Trust Holdings
Financial Holding Company
Mitsui Asset
Services for Institutional Investors

Changes in Credit Ratings


Ratings from Moody's in parentheses
A–
(A3)
BBB+
(Baa1)
BBB
(Baa2)
BBB–
(Baa3)
BB+
(Ba1)
Japan Credit Rating Agency
Moody's
Fitch Ratings
S&P
April 2004
October 2004
April 2005
October 2005
April 2006

Note: Long-term rating for Chuo Mitsui on a non-consolidated basis

Capital Adequacy and Tier 1 Ratios


(%)
15.0
10.0
5.0
0.0
Capital adequacy ratio
Tier 1 ratio
10.59
10.14
12.35
5.39
6.00
8.50
2002
2004
2006
(As of March 31)

Note: For Mitsui Trust Holdings on a consolidated basis

Contents

■ Consolidated Financial Highlights

Years ended March 31, 2006 and 2005	Billions of yen		Millions of U.S. dollars (Note)
	2006	2005	2006
For the year			
Total income	¥ 484.4	¥ 513.8	$ 4,123.8
Interest income	165.4	159.9	1,408.4
Trust fees	72.0	89.1	613.3
Fees and commissions	122.7	99.3	1,044.6
Total expenses	344.5	363.6	2,932.7
Interest expenses	46.6	46.5	396.8
General and administrative expenses	129.0	127.2	1,098.2
Income before income taxes and minority interests	139.9	150.1	1,191.1
Net income	119.6	94.0	1,018.8
At year-end			
Total shareholders' equity	¥ 858.8	¥ 606.6	$ 7,311.2
Total assets	13,808.7	13,431.4	117,551.4
Loans and bills discounted	7,292.0	7,144.5	62,076.1
Securities	3,835.7	4,006.2	32,653.3
Deposits	8,806.9	8,937.5	74,971.9
Trust assets*	42,457.3	37,288.5	361,431.2
Capital adequacy ratio**	12.35%	10.34%	
Reference (Subsidiary banks)*			
Gross operating profit (before trust account write-offs)***	¥ 283.3	¥ 298.1	$ 2,411.7
Operating expenses	100.2	107.0	853.3
Pre-provision profit***	183.0	191.1	1,558.3
Credit costs	65.6	43.9	559.1

Note: U.S. dollar amounts stated in this annual report are translated solely for convenience at ¥117.47 to US$1, the rate prevailing on March 31, 2006.
* Figures are combined totals for The Chuo Mitsui Trust and Banking Company, Limited, and Mitsui Asset Trust and Banking Company, Limited.
** Capital adequacy ratio is presented in accordance with the domestic standard set forth in the Banking Law of Japan.
*** These terms are defined on page 52 in the Financial Section.

■ A Message from the Management



Kiichiro Furusawa, Chairman (seated)
Kazuo Tanabe, President (standing)

Operating Environment

Economic developments in fiscal 2005—the consolidated fiscal year ended March 31, 2006—were generally positive, both overseas and in Japan, but not without challenging aspects. Overseas, business conditions, particularly in the United States and the People's Republic of China, remained on track overall, despite the appearance of negative factors, such as skyrocketing oil prices, that threatened to derail the growth trend.

In Japan, production was sluggish at the start of fiscal 2005, largely because of streamlined growth in exports and inventory adjustments in IT-related sectors. Ultimately, business conditions seemed to hit a standstill. But summer chased away the economic blues, and the recovery trend soon resumed, supported primarily by homegrown demand, including capital spending.

In the domestic finance industry, short-term interest rates continued to shift downward, but long-term interest rates rose, paralleling better business conditions, and settled into the 1.7% range by the end of March 2006. The Nikkei Stock Average rebounded into the 17,000 range, as of March 31, 2006. In the foreign exchange market, expectations of an interest rate boost in the United States prompted a high dollar/low yen situation. Fiscal 2005 closed with the U.S. dollar sitting around ¥117.

Against a backdrop of government policies, including measures aimed at financial system reform, a movement toward investments rather than savings gained ground among individuals, who increasingly opted to put their financial assets into equity and investment trusts instead of deposit and saving accounts. Deregulation on banking business continued apace, with the selection of insurance products available at bank counters much wider and a revision of legislation making it possible for ordinary businesses to offer services as banking agents.

In this operating environment, Mitsui Trust Financial Group accelerated its recomposition of the revenue structure and, in line with a basic groupwide direction seeking enhanced profitability through expanded gross operating profit, promoted various activities, chiefly in the trust banking realm. Efforts hinged on the Group's two trust banks, with Chuo Mitsui focusing on individual services, financial services, real estate operations and stock transfer agency services, and Mitsui Asset concentrating on pension trusts and securities trusts.

Fiscal 2005 Performance (Subsidiary Banks*)

Trust banks use pre-provision profit (also known as effective net operating profit, or net operating profit before trust account write-offs and transfer to the general reserve for possible loan losses) as an indicator of profitability in core operations. In fiscal 2005, Mitsui Trust Holdings achieved pre-provision profit of ¥183.0 billion. While this was a year-on-year decrease, fiscal 2005 marked the fourth consecutive year that pre-provision profit exceeded ¥180 billion, substantiating our ability to sustain a high level of profitability.

This result was again supported by favorable demand for the Group's asset management services, especially real estate operations and sales of investment trusts and annuity insurance, and reflects ongoing success on the cost-cutting front.

Benefiting from a dramatic reduction in corporate taxes and other adjustments, net income hit an all-time high of ¥118.2 billion. This stronger net income position boosted the Group's capital adequacy ratio on a consolidated basis, to 12.35%, up 2.01 percentage points, from 10.34% in fiscal 2004.

Dividends for shareholders of Mitsui Trust Holdings' common stock were set at ¥4.00 per share, an increase of ¥1.50 over the previous fiscal year.

*Figures are combined totals for Chuo Mitsui and Mitsui Asset.

Management Philosophy

Mitsui Trust Financial Group's management philosophy spotlights three objectives:

- To utilize financial and trust banking functions to meet the needs of society and contribute to further development of the national economy
- To always be aware of the role a corporate citizen must play and fulfill inherent social responsibilities
- To enhance structures for risk management and compliance, namely adherence to prevailing laws and other socially mandated requirements, and ensure management soundness

Business Strategies

With this management philosophy as a guide, Chuo Mitsui and Mitsui Asset—the two trust banks under the Mitsui Trust Financial Group umbrella—take a flexible approach to developing activities in their respective fields of expertise. Both banks also pursue opportunities together in various formats to capitalize on synergies derived through cooperation. Meanwhile, Mitsui Trust Holdings, as the holding company, strives to maximize Group profits by ensuring an optimum allocation of management resources to each operating division.

Business strategies for the trust banks under the Mitsui Trust Financial Group umbrella are presented below.

Chuo Mitsui

In the area of individual services, Chuo Mitsui offers one-stop access to a diverse range of products and services through carefully executed consultations tailored to clients' needs at different stages of life. Consultations cover a wide range of issues, including loans and asset administration, as well as matters related to inheritance and succession.

In corporate services, Chuo Mitsui emphasizes proposal-style activities that bring together knowledge and experience acquired over many years in the trust banking business. These activities effectively address the broad-based administrative and financial requirements of clients.

Mitsui Asset

Mitsui Asset boasts a wide assortment of fund management products, including investment in domestic and international stocks and bonds as well as alternative investments, and selects the best ones for each client.

In addition, Mitsui Asset addresses demand for administration of different kinds of pension systems, such as defined contribution pensions and defined benefit corporate pensions, and responds to the varied needs of clients on all aspects of the retirement benefit system.

Future Tasks

Japan's financial institutions are engulfed in a major industry transformation, a process further fueled by government policies aimed at achieving structural reform in this industry. Amid these winds of change, Mitsui Trust Financial Group will identify emerging external developments with greater precision and use this knowledge to 1) recompose the revenue structure, with a spotlight on more business activity in growth fields, and 2) boost gross operating profit.

In existing business areas, the Group will selectively reinforce services related to real estate and investment trusts to capitalize on steadily expanding demand in these markets.

Then, to secure new revenue sources, the Group will venture into previously uncharted business territory and energetically promote products and services that have the potential to capture significant market interest.

Competition in promising fields is bound to intensify. Although cost-cutting efforts over the past few years have resulted in consistently lower personnel and operating expenses, Mitsui Trust Holdings decided to allow Group members to increase these expenses, as necessary, in fiscal 2006 to maintain superiority amid heightened competition. In addition, a larger share of available resources will be allocated to divisions deemed crucial to improved competitiveness, and vigorous efforts will be applied to realize business goals.

Business expansion is, however, not our only priority for the future. Legal compliance and prudent risk management are also increasingly important aspects of corporate longevity. Therefore, we will implement measures to encourage a more thorough understanding of legal compliance among all Group executives and augment structures to support accurate identification and fine-tuned monitoring of the risks inherent in the business activities undertaken by Group companies.

We will sharpen our internal control capabilities to ascertain the usefulness and effectiveness of in-house compliance and risk management systems. We will also enhance our ability to highlight trouble spots and expedite the necessary improvements.

Corporate Social Responsibility (CSR) is another issue drawing wider interest among the public and one to which we are actively responding. On April 1, 2006, we established the Group CSR Committee, chaired by the president of Mitsui Trust Holdings, to underpin a comprehensive response to CSR. We are well aware of the public aspect of our mission as a financial institution, and therefore, we will continue to advocate the implementation of CSR strategies throughout the Group.

In Closing

Within Mitsui Trust Financial Group, building closer relationships of trust with all stakeholders is an ongoing effort. On behalf of the Board, we ask for the continued support and encouragement of clients, shareholders and business partners as we strive to reach our collective goals.

August 2006



Kiichiro Furusawa
Chairman



Kazuo Tanabe
President

■ Fiscal 2005 Summary (Subsidiary Banks*)

- **Gross operating profit (before trust account write-offs) and pre-provision profit remained at high levels, settling at ¥283.3 billion and ¥183.0 billion, respectively.**
- **A 6.3% drop in operating expenses led to an overhead ratio of approximately 35%, which demonstrated the greatest cost efficiency of any major financial institution in Japan.**
- **As a result, net income hit an all-time high of ¥118.2 billion.**
- **The Group's capital adequacy ratio on a consolidated basis reached 12.35%, up 2.01 percentage points from fiscal 2004.**

Gross Operating Profit



(Billions of yen)
400
300
200
100
0
326.2
338.8
309.3
298.1
283.3
2002
2003
2004
2005
2006
(Years ended March 31)

Note: Before trust account write-offs

Operating Expenses



(Billions of yen)
200
150
100
50
0
163.6
149.4
128.0
107.0
100.2
2002
2003
2004
2005
2006
(Years ended March 31)

Pre-Provision Profit



(Billions of yen)
Pre-provision profit
Excluding net bond-related profit
240
180
120
60
0
162.6
139.0
189.3
122.8
181.2
146.5
191.1
200.6
183.0
188.1
2002
2003
2004
2005
2006
(Years ended March 31)

Credit Costs



(Billions of yen)
200
150
100
50
0
168.0
121.5
58.3
43.9
65.6
2002
2003
2004
2005
2006
(Years ended March 31)

Recurring Profit and Net Income (Loss)



(Billions of yen)
Recurring profit
Net income (loss)
500
250
0
-250
-500
-354.4
-284.9
-37.9
-103.6
126.8
83.3
149.9
92.1
125.2
118.2
2002
2003
2004
2005
2006
(Years ended March 31)

Capital Adequacy and Tier 1 Ratios



(%)
Capital Adequacy Ratio
Tier 1 Ratio
16
12
8
4
0
10.59
7.50
10.14
10.34
12.35
5.39
3.75
6.00
6.82
8.50
2002
2003
2004
2005
2006
(As of March 31)

Note: Mitsui Trust Holdings on a consolidated basis

*Figures are combined totals for Chuo Mitsui and Mitsui Asset.

Management Tasks

Enhanced profitability is at the top of Mitsui Trust Financial Group's list of management priorities. In a departure from the cost-cutting practices of the recent past, the Group will from fiscal 2006 expand overall investment in management resources and aggressively allocate management resources to business areas with high profit and future growth potential. Through this positive investment of management resources, we will make steady progress toward our goal to expand gross operating profit.


Expand overall investment in management resources
Prioritize allocation of management resources to business areas with high profit and high growth potential
Turn new businesses into profit sources as quickly as possible
Expand gross operating profit

Recomposition of the Revenue Structure

The Group will enhance profitability by raising contributions from such business segments as asset management—namely sales of investment trusts and annuity insurance, real estate operations, stock transfer agency services, and pension and securities trust services—as well as individual loans and real estate asset finance*.


(Years ended March 31)
2003
2004
2005
2006
Conventional Banking Business**
Corporate loans and bond investment
Loans to individuals
Real estate asset finance
Asset Administration Business
Investment trust sales
Annuity insurance sales
Real estate, stock transfer agency, pension trusts, securities trusts
Alternative Investments
63 %
(of gross operating profit)
13 %
2 %
22 %
0 %
37 %
56 %
15 %
5 %
23 %
1 %
44 %
45 %
15 %
9 %
28 %
3 %
55 %
32 %
15 %
12 %
32%
9%
68 %

* Fund procurement methods, including real estate non-recourse loans and securitization using such schemes as real estate management trusts and special purpose companies, which spotlight real estate value and profitability.

** Financial intermediary services from household to corporate sectors, and bond investment.

Banking Business *Chuo Mitsui*

Recomposition of Loan Portfolio

Chuo Mitsui will build a highly profitable loan portfolio through energetic involvement in loans to individuals and real estate non-recourse loans* as well as business loans and financing to support corporate clients in their business restructuring and revitalization efforts.

Highly profitable loans, including business loans and other new loan products, represented nearly 40% of loan portfolio

Recomposition of Loan Portfolio



Percentage of loans to companies and others
Percentage of loans to individuals
Percentage of real estate non-recourse loans
Percentage of business loans and financing to support business restructuring and revitalization efforts
(%)
100
75
50
25
0
90
89
83
77
69
62
62
10
11
17
21
2
26
5
28
10
29
8
1
38%
1995
1997
1999
2001
2003
2005
2006
(As of March 31)

Note: Figures before March 31, 1999, are the combined totals from the former Chuo Trust and Banking Company, Limited and the former Mitsui Trust and Banking Company, Limited.

* Loan formation using only profits from real estate or the sale of real estate to generate capital to pay principal and interest without extending retroactive rights to general assets.

Loans to Individuals

Value of transactions secured in fiscal 2005 hits record high of ¥701.3 billion.

Balance of Loans to Individuals
(Before securitization)



Loans to individuals
Housing loans
(Billions of yen)
4,000
3,000
2,000
1,000
0
2,534.7
1,784.4
2,712.2
2,055.8
2,921.5
2,348.1
3,167.7
2,415.7 (After securitization)
2,670.8
1,918.9 (After securitization)
2003
2004
2005
2006
(As of March 31)

Effective use of trade route distinguishes Chuo Mitsui from its rivals.

Housing Loan Route



Over-the-counter channel and others
Client companies channel
Brokers channel
(Number of loans)
32,000
24,000
16,000
8,000
0
21,291
4,234
1,354
15,703
(74% of total)
24,416
2,858
1,244
20,314
(83% of total)
27,298
2,226
1,156
23,916
(88% of total)
2004
2005
2006
(Years ended March 31)

Real Estate Asset Finance

Balance of Real Estate Asset Finance



(Billions of yen)
1,200
900
600
300
0
464.0
823.2
968.8
815.4
2003
2004
2005
2006
(As of March 31)

Breakdown of Real Estate Asset Finance by Type



Investment transactions, such as real estate funds
Corporate off-balance sheet transactions
New development products, including offices and condominiums
Participation in (incorporated) real estate investment trusts (REIT)
(%)
100
75
50
25
0
29
34
22
15
43
27
18
12
47
22
18
13
Investment (fund)
Securitized
Development
REIT
44
20
19
17
2003
2004
2005
2006
(Years ended March 31)

Asset Management Business

Investment Trust Sales, Annuity Insurance Sales *Chuo Mitsui*

The balance of sales exceed ¥1.7 trillion, supported by accurate consultations and the provision of new products matched to clients' needs.

Balance of sales topped ¥1.7 trillion.

Balance of Investment Trust and Annuity Insurance Sales


(Billions of yen)
Annuity insurance
Investment trusts
2,000
1,500
1,000
500
0
429.8
27.1
402.7
709.9
203.3
506.6
1,217.2
499.5
717.7
1,788.5
868.7
919.8
2003
2004
2005
2006
(As of March 31)

Profits reached record high of ¥34.4 billion.

Sales fees of Investment Trusts and Annuity Insurance


(Billions of yen)
Annuity insurance
Investment trusts
40
30
20
10
0
5.1
1.1
3.9
15.3
8.5
6.7
26.0
17.1
8.8
34.4
22.1
12.2
2003
2004
2005
2006
(Years ended March 31)

Real Estate Operations *Chuo Mitsui*

Chuo Mitsui has steadily capitalized on the trend toward increased demand for fund business, which parallels a growing need for real estate investment products. The Bank posted a new profit record, reinforced by higher brokerage fees.

Balance of securitized real estate settled at ¥2,999.7 billion.

Balance of Securitized Real Estate


(Billions of yen)
3,600
2,700
1,800
900
0
1,008.6
1,485.4
2,140.9
2,999.7
2003
2004
2005
2006
(As of March 31)

Expanding brokerage fees were a key contributor to record profits.

Real Estate Business-related Profits


(Billions of yen)
Real estate equity investment profits
Real estate trust fees
Real estate brokerage fees
40
30
20
10
0
9.5
2.5
7.0
14.3
0.6
3.7
9.8
26.8
1.4
5.0
20.2
35.4
5.1
5.8
24.5
2003
2004
2005
2006
(Years ended March 31)

Stock Transfer Agency Services *Chuo Mitsui*

One in four listed companies relies on the Group for stock transfer agency services.

Industry Share

Listed Companies under Administration


The Group
25%

(As of March 31, 2006)

Number of Shareholders


The Group
27%

(As of March 31, 2006)

Pension Trust and Securities Trust Businesses *Mitsui Asset*

Mitsui Asset maximizes the market-respected expertise it has acquired through asset management and consulting to strengthen its profit base and expand profits.

High regard of clients buoyed pension assets.

Balance of Pension Assets under Management
(Book Value)



(Billions of yen)
16,000
12,000
8,000
4,000
0
9,492.7
10,949.0
11,815.0
12,743.4
2003
2004
2005
2006
(As of March 31)

Note: Combined total of public pensions, corporate pensions and national pension funds, including the balance of investments with discretionary rights for management.

Balance of investment trusts increased ¥3.0 trillion.

Balance of Investment Trusts under Management
(Net Asset Basis)



(Billions of yen)
10,000
7,500
5,000
2,500
0
4,721.7
6,133.4
9,208.4
2004
2005
2006
(As of March 31)

New Businesses

Mitsui Trust Financial Group seeks to cultivate next-generation drivers of profit growth by expanding the range of recently introduced products and services and resourcefully explores other avenues of approach to pinpoint additional new businesses.

- ○ Financing to support business restructuring and revitalization efforts
- ○ Business loans for small enterprises and self-employed individuals
- ○ Enhanced private banking products, such as reverse mortgages
- ○ Private equity investment through Chuo Mitsui Capital Co., Ltd.
- ○ Development of new-format term deposits for individuals using the latest financial technologies



中央三井の
ビジネスローン
0120-23-2031
中央三井の
リバースモーゲージ
始めませんか、好金利の新型円定期預金。
0.9%
オアシス
0120-56-2031
中央三井信託銀行

Thoroughly Efficient Operations

Mitsui Trust Financial Group maintains highly efficient operations by consolidating office work and outsourcing administrative tasks where applicable.

Operating costs dropped to 53% of what they were prior to the merger in 2000.

Overhead ratio headed toward 35% range—top class among Japanese major banking groups.

Operating Expenses



Taxes
Non-personnel expenses
Personnel expenses
(Billions of yen)
220
165
110
55
0
190.0
96.0
87.0
178.4
92.8
77.7
163.6
87.4
69.6
149.4
76.1
67.4
128.0
67.9
55.4
107.0
61.3
40.1
100.2
60.5
34.4
2000
2001
2002
2003
2004
2005
2006
(Years ended March 31)

Note: Figures for 2000 are the combined totals from the former Chuo Trust and Mitsui Trust. Figures for 2001 are from Chuo Mitsui alone. Figures for 2002 and beyond are the combined totals from Chuo Mitsui and Mitsui Asset.

Overhead Ratio



(%)
60.0
52.5
45.0
37.5
0
54
52
50
44
41
36
35
2000
2001
2002
2003
2004
2005
2006
(Years ended March 31)

Note: Figure for 2000 is the combined total from the former Chuo Trust and Mitsui Trust. Figure for 2001 is from Chuo Mitsui alone. Figures for 2002 and beyond are the combined totals from Chuo Mitsui and Mitsui Asset.

Group Personnel



(Number of people)
9,000
7,750
6,500
5,250
0
7,852
7,362
6,787
6,021
5,236
4,819
4,585
2000
2001
2002
2003
2004
2005
2006
(As of March 31)

Note: Figure for 2000 is the combined total from the former Chuo Trust and Mitsui Trust. Figure for 2001 is from Chuo Mitsui alone. Figures for 2002 and beyond are the combined totals from Mitsui Trust Holdings, Chuo Mitsui and Mitsui Asset.

Branches



(Number of branches)
200
150
100
50
0
166
149
119
72
68
67
67
2000
2001
2002
2003
2004
2005
2006
(As of March 31)

Note: Figure for 2000 is the combined total from the former Chuo Trust and Mitsui Trust. Figures for 2001 and beyond are from Chuo Mitsui alone.

■ Strengthening the Financial Base

Status of Non-Performing Asset Write-Offs

- **Non-performing assets based on the Financial Revitalization Law dropped for the fourth consecutive year, to less than one-fifth the amounted recorded four years ago.**
- **The non-performing assets ratio retreated into the one-percent range, settling at 1.8%, compared with 9.2% four years ago.**

In fiscal 2005, Chuo Mitsui aggressively accelerated non-performing asset write-offs to conclude the process and rid itself completely of the non-performing asset problem. As a result, credit costs—the combined total of non-performing asset write-offs in the banking and trust accounts as well as transfer to the general reserve for possible loan losses—amounted to ¥65.6 billion.

The balance of non-performing assets based on the Financial Revitalization Law—that is, claims under bankruptcy and virtual bankruptcy, claims under high risk and claims under close observation—in the banking and trust accounts came to ¥160.9 billion, as of March 31, 2006, down 38.1% from March 31, 2005.

The non-performing assets ratio—that is, non-performing assets disclosed under the financial Revitalization Law as a percentage of total assets—fell into the one-percentage range, to 1.8% at the end of March 2006, down 1.0 percentage point from 2.8% a year earlier.

Credit Costs* and Pre-Provision Profit


(Billions of yen)
Credit costs
Pre-provision profit
600
450
300
150
0
540.5
248.2
180.4
168.0
189.3
181.2
191.1
183.0
167.0
161.9
164.5
162.6
121.5
58.3
43.9
65.6
1999
2000
2001
2002
2003
2004
2005
2006
(Years ended March 31)

* Combined total of non-performing asset write-offs in the banking and trust accounts as well as transfer to the general reserve for possible loan losses.

Note: The totals for the fiscal years ended March 31, 1999 and 2000, comprise figures from the former Chuo Trust, Mitsui Trust and Sakura Trust & Banking Co., Ltd.; the totals for the fiscal year ended March 31, 2001, comprise figures from Chuo Mitsui and Sakura Trust; the totals for the fiscal years ended March 31, 2002, and later comprise figures from Chuo Mitsui and Mitsui Asset.

Non-Performing Assets based on the Financial Revitalization Law and Non-Performing Assets Ratio
(Combined totals from banking and trust accounts)


(Billions of yen)
Non-performing assets based on the Financial Revitalization Law
Non-performing assets ratio
(%)
1,200
900
600
300
0
10.0
7.5
5.0
2.5
0.0
9.2
956.9
7.0
702.3
4.9
468.0
2.8
260.1
1.8
160.9
2002
2003
2004
2005
2006
(As of March 31)

Notes: 1. Figures are for Chuo Mitsui only.
2. Non-performing assets ratios are calculated to the Financial Revitalization Law basis.

Securities Portfolio

A rising Nikkei Stock Average, buoyed in particular by improved corporate earnings, provided the momentum for a dramatic increase in unrealized gains on available-for-sale securities. The net amount surged nearly four times over the amount recorded at March 31, 2005, to ¥312.1 billion.

Net Gains (Losses) on Available-for-Sale Securities


(Billions of yen)
Total
Stocks
Bonds
Other
600
400
200
0
-200
375.5
312.1
138.3
86.3
100.0
21.9
12.9
0.2
7.1
-2.6
-78.3
-43.2
-8.8
-70.6
-144.8
-155.1
2003
2004
2005
2006
(As of March 31)

Note: Figures are for Mitsui Trust Holdings on a consolidated basis; "other marketable securities" excluding securities held to maturity.

Deferred Tax Assets

From the perspective of securing a healthier financial footing, Mitsui Trust Holdings conservatively estimates taxable income for the Group, based on revenue projections over five years that address uncertainty in each of these future fiscal years. This data is used to calculate deferred assets. Under this format, net deferred tax assets—derived by subtracting deferred tax liabilities from deferred tax assets—amounted to ¥134.6 billion, down 39.7%.

As a result, the ratio of net deferred tax assets to the Group's overall Tier 1 capital declined 17.1 percentage points, to 18.0%.

Net Deferred Tax Assets and Tier 1


(Billions of yen)
Net deferred tax assets
Tier 1 capital
Ratio of net deferred tax assets to Tier 1 capital
(%)
1,000
750
500
250
0
100
75
50
25
0
99.9
344.6
344.9
559.1
49.4
276.7
635.6
35.1
223.2
747.9
18.0
134.6
2003
2004
2005
2006
(Years ended March 31)

Note: Figures are for Mitsui Trust Holdings on a consolidated basis.

Private Trust Salon Opens at Nihonbashi Branch

In November 2005, Chuo Mitsui opened the Private Trust Salon, a service area exclusively designed for affluent individuals, at the Nihonbashi Branch. This is a perfect setting for the salon, as the branch is located inside the stately Mitsui Honkan Building, recognized by the national government as an important cultural property.

The salon exudes an atmosphere of refined comfort, with spacious booths, where clients fill out forms, and consultation rooms, where clients and their private bankers can discuss products and services in depth and undisturbed. The grandeur is further reinforced by the safe deposit boxes, which are adjacent to this area inside the largest bank vault in Asia.

The full-time private bankers assigned to the salon offer private banking services characteristic of a trust bank through broad-based consultations, from advice on wills, inheritance and business succession to suggestions for investing assets and utilizing real estate.





Smart Client Cards, Alliance with Central Finance

To enhance the security of card-based transactions, Chuo Mitsui has started handling client cards for loans and cash withdrawals and deposits that feature integrated circuits (IC). Compared with conventional client cards, these smart cards are more difficult to counterfeit and the information they carry is harder to read.

The Bank also availed itself of the multifunction card-issuing know-how and credit-screening capabilities of Central Finance Co., Ltd., a consumer credit company, to develop the Chuo Mitsui *all-in* Card, an IC card that combines cash, credit and loan functions into a single card.


MasterCard

Start of Services for Credit Cards Affiliated with Transportation Companies

Chuo Mitsui formed business tie-ups with Keihin Electric Express Railway Co., Ltd., Odakyu Electric Railway Co., Ltd., Tokyu Card, Inc. and Japan Airlines International Co., Ltd., and launched a new select service for holders of cards issued by these companies.

Specifically, when cardholders and members of the JAL Mileage Bank for frequent fliers choose Chuo Mitsui to meet their banking needs, they will qualify for a preferential low interest rate on housing loans, receive gift cards corresponding to the amount put into a term deposit, the purchase of an investment trust or the application value of a loan, or collect points in the client loyalty programs offered by each card-issuing company.

Resourceful Efforts to Promote Business Loans

In February 2005, Chuo Mitsui established the Business Loan Department, marking the Bank's entry into a new field. Operations commenced in April 2005. The department is working to acquire a range of know-how related to business loans, and specialized lending services for small and medium-sized enterprises (SMEs), while resourcefully promoting products to attract the interest of small businesses.

In fiscal 2006, Chuo Mitsui will be reinforcing its presence in this market with a focus on having more branches offer business loans and accentuating the attractiveness of such loans. Already in June 2006, the network expanded from eight offices in and around the Tokyo metropolitan area to 22 offices nationwide. A dedicated business loan section has been established each participating branch to expedite responses to client requests.

To emphasize salability of loans geared to the needs of businesses, Chuo Mitsui has complemented its existing fixed-rate course for loans on deeds, a mainstay of its business loan lineup, with a variable-rate unsecured course. The Bank also began to offer business loans with an extended lending period of up to five years, an increase from the previous three year maximum.

Chuo Mitsui will continue to actively address the need for funds by self-employed individuals and small and medium-sized businesses.


0120-23-2031

Reverse Mortgages

In fiscal 2005, Chuo Mitsui began handling reverse mortgages, a type of loan directed exclusively toward wealthy, elderly borrowers that provides funds to cover daily living expenses. This financing scheme is the exact opposite of a conventional mortgage—hence, the name "reverse mortgage"—and instead of starting with a big amount that is repaid in installments, it pays out small but regular disbursements under a loan scheme, with a house as collateral, so that when the borrower dies the entire amount of the loan is recouped by selling the property.

Reverse mortgages have captured the notice of society amid a falling birthrate and a rising demographic of senior citizens—a situation that has caused some concern over the ability of the nation to fund its pension plans. Chuo Mitsui has effectively addressed this concern with the development of unique products tailored to the needs of clients wishing to use home equity to achieve a comfortable life in old age.

The eligibility period for reverse mortgages is age-defined, from 60 to 79. According to loan design, borrowers use a card loan format to acquire funds whenever they please, from 60 to 64, when their need for funds is particularly high. From 65 to 79, they receive fixed annual installments.

At age 80, borrowers have the option of enrolling in a whole life annuity provided by Mitsui Sumitomo Kirameki Life Insurance Co., Ltd., a wholly owned subsidiary of Mitsui Sumitomo Insurance, which allows borrowers to secure a stable income throughout their later years.

Recently, heightened interest in reverse mortgages has prompted a flurry of alliances with all sorts of businesses that cater to senior citizens, including private nursing home operators and house builders. Chuo Mitsui will robustly promote such alliances to capitalize on growing demand for reverse mortgages.


リバースモーゲージ

Reverse mortgages go beyond mere financing to include such products and services as insurance, real estate, asset utilization, and wills and inheritance. Making the most of its specialization as a trust bank and drawing on the vast reservoir of know-how it has accumulated over many years, Chuo Mitsui will energetically promote these products and services in its high-level consultation activities. These opportunities to talk directly with clients will be the stepping stones leading to wider interest in reverse mortgages from affluent clients.

Mitsui Trust Financial Group Members Acquire "Privacy Mark"

Mitsui Asset is the first trust bank to obtain "Privacy Mark" certification from the Japan Information Processing Development Corporation (JIPDEC). Two Chuo Mitsui subsidiaries—Chuo Mitsui Stock Transfer Agency Business Co., Ltd., and Tokyo Securities Transfer Agent Co., Ltd.,—also acquired the same certification.

The Privacy Mark is granted to companies that have implemented a management system with measures to properly safeguard personal data, based on the Privacy Mark Program run by JIPDEC.

The three Mitsui Trust Financial Group members that received certification are indirectly entrusted with huge amounts of personal data from clients in the course of business, including pension fund operations and stock transfer agency services. The three companies have always endeavored to use private information appropriately and protect it from unauthorized access, and their efforts to establish a thoroughly secure system for personal data were recognized by JIPDEC with the Privacy Mark.

To reinforce the idea that client information is secure, all members of the Group will strive to maintain and further enhance structures that safeguard personal data.

Chuo Mitsui Capital Enters Mezzanine Loan Business

Chuo Mitsui Capital Co., Ltd., a private equity investment firm under the Mitsui Trust Financial Group umbrella, has complemented its investment activities by entering a new investment territory: mezzanine financing* for management buyouts** (MBOs) and other corporate restructuring measures.

A booming merger and acquisitions market, combined with Chuo Mitsui Capital's high-level financing design skills, has led to a dramatic increase in the number of schemes under consideration and the investment value per scheme.

In fiscal 2005, the company aggressively pursued mezzanine financing opportunities, including an exclusive arrangement worth ¥52.5 billion for World Co., Ltd., the largest apparel maker in Japan, to facilitate a massive MBO that paved the way for privatization, as well as a ¥7.0 billion loan to assist Recruit Cosmos Co., Ltd., a blue-chip condominium developer, in its capital restructuring efforts.

Chuo Mitsui Capital's strong suit is not limited to mezzanine financing, which comes out in the course of acquisitions, such as MBOs, but extends to solutions that utilize mezzanine financing to address varied needs, including corporate capital restructuring. With a pioneering spirit, Chuo Mitsui Capital will take the required initiative to expand this investment territory and thereby broaden the overall profit base of Mitsui Trust Financial Group.

* Mezzanine Financing: Based on the architectural definition of mezzanine, which is a mid-level floor between two main floors in a building, mezzanine financing is a middle-risk, middle-return debt instrument carrying lower risk than an investment in common stock but higher risk than loans. It is comparable with a high-dividend corporate bond that is subordinate to preferred shares, for which residual property distribution rights take precedence to common stock, and to senior secured debt.

** Management Buyouts: In this type of buyout, executives at a subsidiary or managers of a business division acquire shares from external shareholders as well as shares and operations from the parent company, and then incorporate these operations as a new business entity.

■ Corporate Governance

Basic Premise

Seeking to maintain management transparency and ensure sound business practices, Mitsui Trust Financial Group strives to clarify the scope of accountability and responsibility assumed by senior management, including members of the Board, and has implemented a suitable cross-check structure to facilitate this goal. To expedite its response to changes in the operating environment, the Group has introduced administrative and management structures to encourage greater organizational efficiency.

Functions and Responsibilities of Mitsui Trust Holdings

Each subsidiary bank under the Mitsui Trust Holdings umbrella has established operating structures that facilitate the achievement of respective business activities. Meanwhile, Mitsui Trust Holdings, as a financial holding company established to oversee the operations and administration of its subsidiary banks, assumes the following five functions.

1. Formulate Group management strategy

Mitsui Trust Holdings coordinates divisional strategies for the two trust banks under its umbrella and prepares plans to maximize groupwide profits and shareholder value.

2. Monitor administration of business activities

While responsibility for administration of respective business activities lies with each subsidiary bank, Mitsui Trust Holdings monitors the status of operations to ensure that these activities are consistent with Group strategies.

3. Allocate management resources

Mitsui Trust Holdings allocates management resources for the Group, such as for personnel, budgets, investment in systems and the application of funds, and tracks the use of these management resources at each bank.

4. Supervise risk management and internal controls

Mitsui Trust Holdings formulates basic policy on risk management and internal controls for the Group as a whole and undertakes related assessments, including verification of risk management efforts at each bank.

5. Monitor internal audits

In addition to formulating the basic direction for the execution of internal audits within the Group, Mitsui Trust Holdings examines the results of internal audits at the subsidiary banks under its umbrella, then pinpoints areas for improvement and offers necessary guidance to the banks to effect these changes.


Holding Company
Mitsui Trust Holdings
General Meeting of Shareholders
Board of Corporate Auditors
Corporate Auditors
Auditors' Office
Board of Directors
Advisory Board
Executive Committee
Committees
Plan Group business strategies
Direct and execute business activities
Allocate management resources
Monitor risk management status
Supervise internal audits
Business Planning
Risk Management
Internal Audits
Chuo Mitsui
General Meeting of Shareholders
Board of Corporate Auditors
Corporate Auditors
Board of Directors
Executive Committee
Committees
Mitsui Asset
General Meeting of Shareholders
Board of Corporate Auditors
Corporate Auditors
Board of Directors
Executive Committee
Subsidiary Trust Banks



Standing, from left: Nobuo Iwasaki, Senior Executive Officer; Ken Sumida, Senior Managing Director; Jun Okuno, Senior Managing Director; Tadashi Kawai, Managing Director
Seated, from left: Kazuo Tanabe, President; Kiichiro Furusawa, Chairman; Tomohiro Ito, Deputy President

Management Structure

Directors of Mitsui Trust Holdings are concurrently directors at subsidiary banks and are responsible for ensuring effective implementation of business strategies within the Group. The full-time managing director supervises internal auditing and cements the cross-check function with directors who hold concurrent executive posts at their respective banks. With greater management transparency in mind, especially given the rapid transformation of the business environment, the term of office for all directors has been set at one year.

Corporate auditors hold concurrent positions as auditors at Chuo Mitsui or Mitsui Asset. They audit the operations of these subsidiary banks and utilize the results to establish a format for implementing suitable audits of the holding company. They also function in a cross-check capacity, confirming the conclusions reached by the full-time auditor at Mitsui Trust Holdings. The majority of auditors at all companies are external auditors.

Executive committees have been established under the Board of Directors at Mitsui Trust Holdings and at its subsidiary trust banks. These committees are chaired by the president of the respective company and have the participation of relevant directors. Each executive committee addresses material issues relating to the execution of business activities, in line with basic policy established by each Board of Directors, and undertakes preliminary discussions pertaining to respective Board of Directors' resolutions.

Mitsui Trust Holdings also maintains an advisory board, which comprises outside experts who extend advice on all aspects of operations.

■ Basic Policy on Internal Controls

Mitsui Trust Holdings' Board of Directors, fully aware of its responsibility for business administration of Mitsui Trust Financial Group—with Mitsui Trust Holdings as the financial holding company and the subsidiary trust banks, Chuo Mitsui and Mitsui Asset, under its umbrella—has established the following provisions regarding the establishment of structures necessary to ensure that the activities undertaken by the Company are appropriate and the execution of duties by directors conforms to prevailing laws as well as the Company's Articles of Incorporation, in accordance with Article 362, Paragraph 5 and Paragraph 4, No. 6 of the Company Law and Article 100 of Rules for Enforcement of the Company Law.

Compliance Structure

(1) Basic compliance policies for the Company and the Group will be established and a compliance standard will be introduced for executives.

(2) Important issues pertaining to legal compliance will be discussed by the Executive Committee, which the president chairs and relevant directors attend, and further discussion and reports will be undertaken by the Board of Directors, as necessary.

(3) A supervisory unit for legal compliance will be set up at the head office. In addition, each division will assign a person of action and a person of authority, who will, respectively, cover the execution of compliance efforts and take overall responsibility for such efforts.

(4) A compliance program—a plan to reinforce the legal compliance perspective—will be formulated each fiscal year and instructions will be passed on to the Company's trust bank subsidiaries for preparing their own plans. Plan status, in terms of improvements made and goals achieved—will be monitored.

(5) Opportunities for legal compliance–oriented education and training will be offered to executives on an ongoing basis.

(6) Serious violation of laws pertaining to the Company's activities by executives must be reported and special points in-house and outside of the Company will be set up to collect information on alleged infractions.

(7) The Board of Directors will set out rules for implementing the compliance structure described above as well as for the contents of a handbook—the Compliance Manual—aimed at executives.

Risk Management Structure

(1) Important issues pertaining to risk management will be discussed by the Executive Committee, which the president chairs and relevant directors attend, and further discussion and reports will be undertaken by the Board of Directors, as necessary.

(2) A supervisory unit for risk management will be set up at the head office. In addition, each division will assign a person of action and a person of authority, who will, respectively, cover the execution of compliance efforts and take overall responsibility for such efforts.

(3) A Group approach to risk management will be formulated and instructions will be passed on to the Company's trust bank subsidiaries to prepare their own plans for maintaining an internal risk management perspective. Plan status, in terms of improvements made and goals achieved, will be monitored.

(4) An internal auditing unit, independent from divisions that execute operations, will monitor business processes in each division and will recommend measures to prevent misconduct and to promote improvement in business processes.

(5) The Board of Directors will set out rules for implementing the risk management structure described above.

Structure for Execution of Duties

(1) Key matters up for resolution or reporting by the Board of Directors will undergo preliminary discussion by the Executive Committee, which the president chairs and relevant directors attend.

(2) The Board of Directors will set out the basic items pertaining to the Company's organizational structure and the division of duties as well as the staff organization and authority granted to executives to ensure the smooth execution of duties and appropriate conduct.

(3) In-house regulations will be prepared in accordance with relevant legislation, and in the event said legislation is revised or abrogated, required amendments to in-house regulations will be implemented forthwith.

Ensuring Appropriate Financial Reporting

(1) Accounting treatment and financial reporting are governed by several laws and regulations, including the Banking Law, the Company Law and the Securities and Exchange Law (revised to allow for a separate law, passed by the Diet in June 2006, which specifically applies to the trading of financial products). Appropriate and sound processes are carried out, in accordance with fair and proper corporate accounting standards.

(2) Accounting standards are in place to facilitate the swift and accurate treatment of the accounting business and ensure clear and straightforward reports covering the Company's financial condition and its operating results.

(3) An internal auditing unit, independent from divisions that execute operations, will monitor business processes in each division to confirm the suitability of respective business processes, which is the cornerstone of financial reporting.

(4) The Board of Directors will set out rules for implementing the structure for appropriate financing reporting described above.

Group Management Structure

(1) In its capacity as a financial holding company, Mitsui Trust Holdings will endeavor to create compliance and risk management structures applicable to the entire Group.

(2) The Company will verify from both risk management and legal perspectives all intra-Group transactions of particular significance to the Group.

(3) The Company will consolidate and then make public in a timely and appropriate manner disclosure materials recently issued and acquired by the Group.

(4) The Company will set up an external point that accepts information on alleged illegal activity by executives of the Group and, in the unlikely event illegal activity is confirmed at a Group company, will indicate an appropriate response for implementation.

Information Storage and Management Structure

(1) Minutes, which record progress on agendas and specific points of discussion, will be prepared at the General Meeting of Shareholders and at Board of Directors and Executive Committee meetings and kept with related materials.

(2) The Board of Directors will set out the basic items pertaining to information storage and management, such as the organizational structure for information management and the classification of management categories, according to importance.

Structure for Corporate Auditors' Audits

(1) An auditors' office will be established to assist corporate auditors in their duties, and staff will be assigned at the request of auditors. Staff so assigned to this office will not take orders or instructions from directors and will respect the opinions of auditors regarding personnel transfers, disciplinary action and other matters related to their assignment.

(2) Corporate auditors may attend meetings of the Board of Directors and the Executive Committee as well as any other meetings they deem necessary to the execution of their duties. Executives will cooperate with corporate auditors in good faith, a requirement that includes a quick response to any request by a corporate auditor for information on matters concerning the execution of duties.

(3) A system will be maintained to accord corporate auditors with timely information regarding the occurrence of any legal transgression, situations that threaten to cause obvious corporate damage, and information on serious legal misconduct, which come to light through the execution of an internal audit or through the system for reporting on perceived illegal behavior.

(4) Corporate auditors can request an additional audit by the Internal Auditing Division and insist on other pertinent measures, when the situation calls for further action.

(5) The Board of Directors will set out rules for implementing the structure for corporate auditors' audits described above.

Corporate Social Responsibility

CSR Activities

Amid heightened interest in CSR, all members of Mitsui Trust Financial Group are working toward a deeper understanding of CSR as the Group expands related activities. The motto "to always be aware of the role a corporate citizen must play and fulfill inherent social responsibilities" is part of the management philosophy to which we all subscribe.

From a corporate citizen's standpoint, we value dialogue with stakeholders—and we recognize the importance of responding to input in good faith. This kind of response is a social responsibility that we must fulfill, and we—the entire Group—will continue to actively address CSR issues.

CSR Promotion Structure

Mitsui Trust Holdings established the Group CSR Committee as a horizontal supervisory body having a mandate to ensure consistency in the direction of CSR activities undertaken throughout the Group.

The committee is chaired by the president of the Company and has the participation of Company directors at senior executive positions and above as well as general managers from the Company, Chuo Mitsui and Mitsui Asset who are involved in CSR activities.

Mitsui Trust Holdings also installed the CSR Group within the Planning and Coordination Department to function as a secretariat for promoting CSR activities.

CSR Promotion Structure


Group CSR Committee
Chairman: President of Mitsui Trust Holdings
Group CSR Promotion Secretariat
CSR Group, within Mitsui Trust Holdings' Planning and Coordination Department
Principal Participants in Promoting CSR Activities
• All head offices, branches and sub-branches of Mitsui Trust Holdings, Chuo Mitsui and Mitsui Asset
• All other companies under the Group umbrella.

Social Contribution

Utilizing Trust Schemes

Lending a Hand for the Public Good

While responding to increasingly diverse needs, Mitsui Trust Financial Group endeavors to fullfill a leadership role in the development of charitable trusts and expand this business. Through these efforts, the number of trusts under Chuo Mitsui's administration climbed to 146, as of March 31, 2006, and the balance of trust assets reached ¥15.3 billion, the top level in the industry.

A charitable trust is a scheme through which individuals, companies and other organizations entrust property to a trust bank for asset administration and management in accordance with a stated social objective. Profits from these trusts are used for public not personal benefit.

Principal Types of Charitable Trusts

- Scholarships
- Funds to promote educational activities
- Funds to promote artistic and cultural activities
- Funds for environmental protection
- Funds to promote international cooperation and international exchange activities
- Funds for town-building projects
- Funds for academic research
- Funds for social welfare projects

Charitable Trust Structure (Chuo Mitsui)


Assistant project executive
Office administration
Trust asset administration
Management committee
7. Provides counsel on major items regarding management of charitable trusts
Trustor
1. Consultation
4. Establishment of charitable trust
Trustee
(Chuo Mitsui)
8. Payment of funds
Recipient of funds
Recipient of funds
Recipient of funds
Recipient of funds
(Beneficiary)
2. Application
3. Approval
Competent authorities
Trust administrator
5. Audit
6. Represents beneficiaries' interests; agrees on and approves major items

Socially Responsible Investment Fund Formation

Socially Responsible Investment (SRI) is an investment approach that considers such factors as corporate governance, human rights issues, social contribution and environment-friendly efforts in assessing and then selecting companies for investment.

Mitsui Asset established an SRI fund for institutional investors in August 2004 to contribute to a wider acceptance of CSR by investors.

Economic and Financial Education Assistance

Mitsui Trust Financial Group undertakes activities that support CSR-oriented economic and financial studies.

Sponsor of Economic Education Network
The Group participated in the establishment of Economic Education Network (headed by Professor Soichi Shinohara of Doshisha University); an association that supports economy-related studies for elementary and junior high school students. The network was created to encourage communication among instructors who teach children the positive side of capitalism and how an economy is constructed. Network members include academics involved in economic studies and teachers at elementary, junior and senior high schools.


「経済教育ネット」発足
産学連携・健全な資本主義・発信

Yomiuri Shimbun, June 9, 2006 edition

Chuo Mitsui Trust and Banking Economics Lecture Held at Renmin University of China
The Chuo Mitsui Trust and Banking Economics Lecture is a high-quality economics program the Bank offers to the School of Economics at Renmin University of China—one of the most prestigious universities in the People's Republic of China. Students with excellent academic performances at the university were invited to attend the lecture. This effort serves a twin purpose: to contribute to the development of talented individuals with the background and inclination to play an active role on the world stage, and to promote friendly relations between Japan and the PRC.



Social Contribution Activities as a Member of the Mitsui Public Relations Committee

Mitsui Trust Financial Group is a member of the Mitsui Public Relations Committee, which comprises representatives from 24 Mitsui Group organizations. The goal of the committee is to contribute to international exchange and the revitalization of local communities through various cultural and public relations campaigns. In addition, we strive to reinforce the prosperity and general welfare of the regions in which we work.

Toward Barrier-Free Branches—Tama Plaza Branch

Chuo Mitsui considers barrier-free designs in the construction of new branches. The Tama Plaza Branch, for example, features blocks with a bumpy surface that guide visually impaired clients to key locations within the branch. This branch is also equipped with a toilet and elevator easily accessible by wheelchair and desks for filling out forms that are positioned at a more convenient height for wheelchair users.

Environmental Protection Efforts

Using Trusts to Protect the Environment

Chuo Mitsui maintains testamentary trust service agreements with World Wide Fund for Nature Japan and other environment-oriented associations that undertake activities to protect the natural environment. Through these trusts, the land, money and other financial assets bequeathed by the Bank's clients to environmental conservation groups funds efforts to safeguard the environment for future generations.

The Bank handles two additional trusts that support environmental groups. One is *Symphony*, a nature conservation trust for which dividends generated on funds accepted from clients for investment in money trusts assist the Nature Conservation Society of Japan in its activities. The other is *Human*, a philanthropic trust that directs dividends toward applications for benefit to society and the environment.

Structure of Testamentary Trusts Benefiting the Environment



Testator (Applicant)
Consultation
Notary public
Preparation of will
Custody of will
Notice of changes and additions
Chuo Mitsui (Trustee)
Notification that inheritance process will begin
Close relatives or other heirs
Transfer assets
Execution of will
Notify will's executor to begin duties
Assemble the content of the estate
Prepare a list of assets
Maintain or dispose of assets
Distribute assets
Report on completion of will execution
Association of National Trusts in Japan
The Japan National Trust for Cultural and Natural Heritage Conservation
Ecosystem Conservation Society–Japan
World Wide Fund for Nature Japan

Signatory to United Nations Environment Programme Finance Initiative

The United Nations Environment Programme Finance Initiative (UNEP FI) is a voluntary global partnership between UNEP and the private financial sector, wherein each participating financial institution is a signatory to "UNEP Statement by Financial Institutions on the Environment and Sustainable Development," a statement emphasizing environmental protection and sustainable business development. The objective is for financial institutions to pursue their preferred banking businesses in a manner that will not compromise environmental and social sustainability, and to promote widespread interest in such businesses. The members of Mitsui Trust Financial Group endorsed this statement and the Group became a signatory to UNEP FI in July 2006.



Resources-Saving Measures

At Chuo Mitsui Headquarters

Chuo Mitsui's head office in Tokyo was an environment-friendly project right from the design stage. The building embodies the concepts of environmental protection and energy conservation and features several innovative installations, including a water-saving system that reuses rainwater and wastewater from inside the building for nondrinking applications, an ice and water thermal storage system that facilitates daytime air conditioning with electricity accumulated at night, and a cogeneration system that lowers daytime electricity consumption and conserves energy expended for room heating and hot water supply.

At the System Center

The Bank's System Center is equipped with a Building Energy Management System, a highly efficient structure offered by the New Energy and Industrial Technology Development Organization. The center has embraced other energy-saving measures as well.

In Other Buildings

Chuo Mitsui's energy-saving measures at the Sanshin Muromachi Building include air conditioning equipment using an ice thermal storage system. This system, which accumulates electricity at night and contributes to a leveling out of electricity costs, earned the Bank top prize from the Heat Pump and Thermal Storage Technology Center of Japan. Chuo Mitsui is also promoting this system as an energy-saving option at other buildings it owns.

Tokyo's "Stop Global Warming" Initiative

The Tokyo metropolitan government requires business facilities releasing more than a certain amount of greenhouse gases to voluntarily submit a greenhouse gas–reduction plan and publicly disclose the contents thereof. The government uses these plans to rank each business on a five-step scale—AA, A+, A, B and C. Mitsui Trust Financial Group submitted its plan in December 2005, and based on this information, the municipal government gave the Bank's head office building an "A". The Bank's System Center received an "AA".

Products Suited to Clients' Changing Stages of Life


中央三井信託銀行

Individual Services

Banking Business

Net increase in housing loans (before *securitization*): ¥322.7 *billion*

Our lending balance is steadily growing, largely because our products are well suited to clients' needs.

Retail Business

Balance of investment trust sales:* ¥919.8 *billion
Balance of annuity insurance sales: ¥868.7 billion

We performed well against other Japanese banks, thanks to a wider selection of high-quality investment trusts and annuity insurance products, and have thus acquired a solid reputation as a key player in the industry.

Corporate Services

Banking Business

Balance of real estate asset finance: ¥815.4 billion

To meet demand for diversified fund-procurement techniques, we are actively involved in the provision of: real estate asset finance, which draws on our strength as a trust bank; business loans, which satisfy brisk demand for funds; and corporate restructuring–related financing, such as DIP financing and leverage financing.

Real Estate Operations

Balance of securitized real estate: ¥2,999.7 billion
Real estate business-related profits: ¥35.4 billion

We strive to extend corporate financing solutions attuned to the needs of our clients as well as assorted services backed by high-level expertise in the real estate fund business.

Stock Transfer Agency Services

Number of listed companies under administration by the Group: 972

We are energetically involved in the provision of practical legal advice, suggestions for taking general shareholders' meetings online, and support for corporate investor relations activities.

Individual Services

- Sales of investment trusts and annuity insurance
- Provide various trust and deposit products
- Extend loans to individuals
- Facilitate utilization of real estate
- Extend testamentary trust and inheritance-processing services

Corporate Services

Financial Services
- Present diverse financing techniques
- Function as advisory
- Promote business matching
- Extend business loans
- Offer fund-management products

Real Estate Operations
- Undertake brokerage of properties
- Securitize property holdings
- Perform appraisals
- Suggest methods for effective utilization of real estate

Stock Transfer Agency Services
- Provide stock-related services
- Render legal services
- Offer practical, stock-related legal services
- Provide services to promote use of IT
- Offer services to support investor relations activities

■ A Word from the President

As the trust banking arm of Mitsui Trust Financial Group, Chuo Mitsui concentrates on retail trust business, banking business, real estate operations and stock transfer agency services. We draw on a broad spectrum of know-how accumulated as a trust bank to offer high-quality products and services attuned to the diverse needs of our clients.

For individuals, we are reinforcing sales of investment trusts and annuity insurance by expanding our selection with a steady stream of new products fine-tuned to clients' needs. We are also aggressively promoting loans to individuals, with a focus on mainstay housing loans.

For corporate clients, we emphasize asset-backed financing, such as real estate non-recourse loans, as we work to cement our presence in new business areas, including business loans and financing to help companies in their restructuring efforts. In real estate operations, invigorated market conditions have encouraged us to boost staffing levels and develop aggressive business activities. In stock transfer agency services, we are utilizing improved client services and high-level consultation expertise to attract more interest from issuing companies.

Looking ahead, we want to lift profitability still higher, and with this goal in mind we will augment existing activities by energetically tackling a wide range of new pursuits.

As a member of Mitsui Trust Financial Group, we value the unshakable bonds of trust that the Group and we, Chuo Mitsui, have formed with clients and investors. On behalf of the Board, I ask for your continued understanding and support of our efforts.

August 2006

Kazuo Tanabe
President



Individual Services

External Environment, Clients' Needs		Concrete Actions, Services
Investment needs are growing among individuals, spurred by public pension system reform, widespread retirement of the baby boomer generation and issues that impact life in later years.	>>>	**Expand selection of products and services geared to clients' needs.**
The advent of a society characterized by a falling birthrate and a rising percentage of elderly in the demographic has reinforced demand for effective utilization of assets and smooth transfer and maintenance of inheritance.	>>>	**Apply know-how on asset utilization through high-level consultations.**
Progress in deregulation and increased use of the Internet to execute online transactions has encouraged individuals to focus their choices on financial institutions offering the most *convenience to clients.*	>>>	**Enrich the network through such measures as distinctive branch development.**

Products and Services to Meet Diversifying Client Needs

Top of the Industry in Sales of Investment Trusts and Annuity Insurance

Chuo Mitsui handles a rich variety of investment trusts and annuity insurance geared to client needs and complements these funds with expanded access to accurate, high-quality consultations. Through these efforts, the Bank has achieved a vanguard position among domestic financial institutions with the industry's highest balances in sales of investment trusts as well as annuity insurance.

Balance of Investment Trust and Annuity Insurance Sales



Annuity insurance
Investment trusts
(Billions of yen)
2,000
1,500
1,000
500
0
429.8
27.1
402.7
709.9
606.6
1,217.2
717.7
1,788.5
868.7
919.8
2003
2004
2005
2006
(As of March 31)

Rich Variety of Savings Products

Seeking to provide a range of products matched to the asset formation needs of clients, Chuo Mitsui complements such quintessential deposit and trust products as *Big* (loan trust) and large-lot term deposits with a rich variety of savings products, including foreign-currency term deposits and *Oasis*, a term deposit with a special agreement for pushing the maturity date ahead by up to four years.

In addition, Chuo Mitsui offers *Best Quality*, a members-only service that accords advantageous interest rates—higher on deposits and lower on loans—and reduces fees on safe-deposit boxes and custody of wills to eligible clients.

Top of the Industry in Loans to Individuals

Chuo Mitsui supports an extensive assortment of loan products, from financing for newly built homes and homes that owners buy upon selling their old dwellings, to refinancing schemes, all tailored to the requirements of each client.

For added peace of mind, clients have the option of tacking on a cancer and hospitalization clause to their housing loans which will cover payments in the event their incomes are adversely impacted by illness.

Chuo Mitsui also offers special card loans for clients who already have a housing loan through the Bank. For these loans, clients use their client cards to obtain funds up to a certain limit from banking machines.

With a balance of ¥3,167.7 billion in loans to individuals, as of March 31, 2006, before securitization of housing loans, Chuo Mitsui continues to enjoy the top spot among dedicated trust banks in this loan category.

Balance of Loans to Individuals
(Balance before securitization)



Loans to individuals
Housing loans
(Billions of yen)
3,600
2,700
1,800
900
0
2,534.7
1,784.4
2,712.2
2,055.8
2,921.5
2,348.1
3,167.7
2,415.7 (After securitization)
2,670.8
1,918.9 (After securitization)
2003
2004
2005
2006
(As of March 31)

High-Level Consultations: Conduit of Know-How on Asset Utilization

Capitalizing on Real Estate

To make the most out of real estate holdings, clients need access to broad-based knowledge, from land appraisals to the formation of project plans and financing schemes. As a financial expert, Chuo Mitsui can help with a wide selection of specialized consulting services, including suggestions for making the most of real estate, advice on property sales and replacement, and a notable fund-procurement instrument that uses building and apartment loans to obtain the funds needed to fully capitalize on a property's potential.

The Bank and subsidiary Chuo Mitsui Realty Co., Ltd., also present a wealth of information about properties on the market to facilitate clients' efforts to purchase or sell a home.

Testamentary Trusts, Testamentary Processing

The drafting of a will is the most reliable way for a person to ensure that precious or hard-earned assets are transferred smoothly to the specified beneficiaries or to allocate a certain portion of the assets to a particularly deserving individual or charity.

Chuo Mitsui's comprehensive view of testamentary-related business covers all angles, including taxation and legal considerations. The Bank utilizes the expertise only a trust bank can acquire to extend pertinent advice on the preparation of wills for expeditious transfer of wealth. We also offer subsequent assistance, such as keeping wills in custody and acting as executor to guarantee accurate distribution of assets according to the stated wishes of the deceased.

In addition, we accept requests on behalf of heirs, when a will does not exist. These inheritance-related procedures include examination of the components of an estate and transferring title to the respective heirs.

Recent social developments, such as an ever-increasing ratio of senior citizens in the population and a rising number of nuclear families, as well as the implementation of an adult guardian system, have spurred greater interest in administering and protecting the assets of older people. Chuo Mitsui provides a trust for this purpose that is tailor-made to the requirements of each client and gives beneficiaries peace of mind.

The Bank also maintains an agreement with Legal-Support Adult Guardian Center pertaining to advice on and use of the adult guardian system to deal with requests from clients seeking details about the system.

Number of Wills in Custody



(Number)
10,000
7,500
5,000
2,500
0
7,389
7,938
8,605
9,398
2003
2004
2005
2006
(As of March 31)

Varied Network with Distinctive Branches

As of July 2006, Chuo Mitsui's network comprised 70 branches—67 regular branches and three sub-branches—as well as 16 *Consulplaza* in-store mini-branches, which specialize in consultations, and the Client Support Center, which responds to clients who ask for assistance by mail or telephone because they find it difficult to visit a branch.

Chuo Mitsui also offers Internet and telephone banking services. Through the Internet, clients can execute several financial tasks, such as buying or selling units in investment trusts or pinning down exact answers to asset management questions. We plan to upgrade online functions to enhance convenience for clients. Meanwhile, through the telephone, clients can obtain advice, make adjustments to investment trusts and other trusts and deposits, send remittances and check on account balances.

In addition, clients can use their Chuo Mitsui client cards to make deposits and withdrawals on ordinary deposit accounts or other accounts at automated teller machines and cash dispensers installed at post offices throughout the country. Generally, such transactions are free of charge, but a fixed fee applies to withdrawals executed outside of regular business hours.

Energetic Advertising Development

"Make your next main bank a trust bank."

Chuo Mitsui is running an ad campaign with the catchphrase "Make your next main bank a trust bank." The campaign features well-known actor Koji Yakusho.

The underlying concept for this campaign is that only a trust bank has the broad-based consulting expertise to fully address the various financial issues that individuals face during their lifetime. So when individuals embark on the quest for financial services geared to the next stage in their life, their best choice for main bank really is a trust bank.

Along with the ad campaign, Chuo Mitsui has been holding seminars on the theme of a comfortable second life—that is, life in retirement—as well as consultation sessions at all branches, even on bank holidays, since December 2005. The Bank is also working to enrich its selection of products and services, including term deposits for senior citizens, which will encourage more people to choose Chuo Mitsui as their main bank.


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Financial Services

External Environment, Clients' Needs		Concrete Actions, Services
Increasingly diversified, high-level techniques are becoming available to clients for procuring funds.	>>>	**Extend a broad range of financing options through various financing methods.**
Companies seek to improve corporate value.	>>>	**Provide an assortment of solutions to support clients' business development efforts.**
Demand for business loans is on the rise.	>>>	**Increase the number of branches that handle financial services and enhance the market appeal of related products.**

Real Estate Asset Finance Widens Fund Supply

Real Estate Asset Finance

Asset finance has attracted attention as a fund-raising method that underlines the value of assets and their respective profitability. In particular, real estate asset finance—such as non-recourse loans and securitization of real estate (which utilizes real estate-managed trusts and special purpose companies)—extends beyond securitization of existing properties to a wide range of applications. These include new acquisitions of buildings, warehouses and other structures, development of condominiums and shopping facilities, and participation in real estate investment projects.

Chuo Mitsui draws on a wealth of experience and know-how accumulated over many years in funding and real estate operations to provide financial products fine-tuned to the needs of corporate clients.

Investment Banking Services Hinge on Corporate Restructuring

To assist clients in their corporate restructuring efforts, Chuo Mitsui provides leverage financing and acts in an advisory capacity to address issues, such as operational independence and business establishment, arising from MBOs.

In the area of private equity, the Bank and subsidiary Chuo Mitsui Capital invest in promising unlisted companies and together support these companies' growth toward achieving a public listing.

For companies seeking to revitalize operations through legal insolvency procedures or through private efforts, Chuo Mitsui supplies financing, such as DIP financing. The Bank also acts as an intermediary on M&As that give a failing businesses a second chance and utilizes its advisory capacity to build and fine-tune revitalization schemes.

In addition, Chuo Mitsui is applying a completely different perspective to the broad-based requirements of companies undergoing revitalization and works with subsidiary CMTB Total Servicing to address these needs.

Balance of Real Estate Asset Finance


(Billions of yen)
1,200
900
600
300
0
464.0
823.2
968.8
815.4
2003
2004
2005
2006
(As of March 31)

Assorted Solutions to Support Clients' Business Development

For clients considering an improvement in corporate value through a selection and concentration of business activities, Chuo Mitsui present possible business strategies, including methods to enhance fiscal efficiency, establish corporate administration and management structures, and facilitate business succession. In addition, the Bank functions in an advisory capacity to raise the perceived value of business divisions and subsidiaries and to smooth the M&A process.

Changes in the business environment have created conditions requiring new responses, such as different approaches to corporate governance and measures to deflect hostile takeover bids. Chuo Mitsui energetically responds to the new business perspectives of corporate clients with expert consultations and varied solutions.

Using its broad-based network, Chuo Mitsui undertakes business support services that underpin the efforts of companies to expand their operations. These services include business matching, which introduces clients to potential business partners who can enlarge marketing routes and provide outsourcing assistance, and the promotion of business alliances and agency services, which serve as new channels for the Bank to promote such products and services as housing loans and testamentary-related services.

Wider Access to Financial Services, Enhanced Market Appeal of Products

To better meet the diverse funding needs of small and medium-sized companies with a vast array of products, Chuo Mitsui expanded access to business loans and, along with Group member Chuo Mitsui Finance Service Co., Ltd., increased the number of staff involved in sales. The Bank also worked to enhance the market appeal of products and upgraded its service structure to expedite the credit screening and loan approval process. The Bank will continue to enrich its support structure to better address the varied dimensions that characterize corporate activities.

For enhanced access by clients to business loans, Chuo Mitsui planned to gradually expand the number of branches offering these products in fiscal 2006, from the eight offices in and around the Tokyo metropolitan area to 22 offices nationwide. This was accomplished in June 2006.

The Bank added a variable-rate unsecured course (loans on deeds), a mainstay of its business loan lineup, to complement the fixed-rate version it already offered, and amended the lending period. The duration was extended to five years from the previous three year maximum.

Meanwhile, Chuo Mitsui Finance Service raised the limit on unsecured card loans to ¥10.0 million for clients nationwide and introduced a loan for owner-operators that provides up to ¥3.0 million. In addition, the company established a Kansai office to handle real estate finance aimed at real estate developers in the region. The company now has a structure in place to tackle finance projects in three districts of Japan: the Kansai region, which covers the urban centers of Osaka, Kyoto and Kobe; the broader Kinki region, which centers on Osaka, Kyoto and Hyogo prefecture, where Kobe is the capital, but extends to Shiga, Nara, Wakayama and Mie prefectures as well; and the Tokyo Metropolitan Area.


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Real Estate Finance

Real Estate Operations

External Environment, Clients' Needs		Concrete Actions, Services
Companies are looking for assistance, especially in efforts to improve a financial footing and secure diversity in fund-raising methods.	>>>	**Draw on the comprehensive skills of real estate professionals to reinforce consultation capabilities.**
Demand for real estate investment funds in Japan (J-REITs) and private funds is fueling the real estate investment market.	>>>	**Aggressively promote real estate fund-related business.**
The investment gaze of institutional investors, in particular, is increasingly being trained on the real estate market.	>>>	**Fulfill investment needs with pertinent real estate investment consultations.**

Specialization Underpins Strong Consultation Capabilities

Applying knowledge gained over many years in the real estate business, Chuo Mitsui strives to provide comprehensive consultations from various starting points. These include brokerage and securitization of properties, proposals for effective utilization of real estate, and appraisals and evaluations, allowing the Bank to customize financing solutions to corporate clients' needs.

Real Estate Brokerage

Our seasoned professionals boast solid experience and expertise in various real estate-related matters, including taxation and law. They respond with fine-tuned precision to the property sales and purchasing needs of corporate clients and take on everything from structural surveys to the preparation of transfers of ownership.

Real Estate Securitization

Solutions featuring real estate securitization are presented as a key element of the corporate financial strategies that underpin clients' priority objectives, namely improving balance sheet composition, preserving diversity in fund-raising techniques and responding appropriately to new corporate accounting standards and other industry requirements.

Effective Property Utilization

Our specialists make full use of accumulated real estate development and management know-how to extend advice on proposals for generating revenues from or simply making better use of old buildings and facilities and idle land.

Real Estate Appraisals

The need to pinpoint the value of real estate has acquired much greater significance than in the past because of trends toward corporate reorganization and the introduction of impairment accounting. Chuo Mitsui sends experienced real estate appraisers to properties to execute detailed surveys reflecting the real estate appraisal needs of each client.

Balance of Securitized Real Estate


(Billions of yen)
3,600
2,700
1,800
900
0
1,008.6
1,485.4
2,140.9
2,999.7
2003
2004
2005
2006
(As of March 31)

Energetically Pursuing Real Estate Fund-Related Business

The formation of private funds is brisk amid a business climate characterized by increased demand for asset reduction and recombination through securitization of real estate as well as a wider market for J-REITs and the diversifying needs of investors. Chuo Mitsui is energetically pursuing business opportunities related to these funds.

Real Estate-Managed Trusts

The formation of real estate securitization schemes and real estate funds almost always includes the establishment of trusts to manage the respective property. Chuo Mitsui draws from a deep well of proven results and know-how to create securitization schemes matched to user requirements and augments this ability with high-quality administration services for real estate-managed trusts.

Handling Asset Custody and General Administration for J-REITs

J-REIT investment companies are legally obligated to outsource general office work, such as the maintenance of investor lists and the execution of corporate administrative processes, to trust banks and other financial institutions. They must also rely on these service providers for asset custody services, such as the creation of accounting books for asset holdings, including cash, title deeds and marketable securities, as well as actual custody of these assets. Chuo Mitsui handles asset custody and general administration on behalf of numerous J-REIT investment companies.

Real Estate Investment Consultations Attuned to Market Needs

A challenging fund management environment has spurred demand for help in acquiring and operating revenue-generating real estate, particularly real estate that generates cash flow. To facilitate a comprehensive response to any type of real estate investment need, Chuo Mitsui maintains a structure hinging on the Real Estate Investment Advisory Department—registered as a general real estate investment advisory in October 2002—and strives to enrich the content of its consultations.

J-REIT

A J-REIT is a structure by which a specially formed trust or an investment company established under special tax measures channels funds collected from multiple investors into revenue-generating real estate through diversified investment with subsequent investment returns distributed to investors. The implementation of a listing mechanism on stock exchanges allows investment units and trust beneficiary certificates issued by investment companies to be traded on the market like stocks. As of April 30, 2006, a total of 32 funds have been listed on the Tokyo Stock Exchange.

Of these, two are REITs in which Chuo Mitsui has taken a stake. Premiere Reit Advisors Co., Ltd., a REIT jointly set up with Ken Corporation Ltd. and other companies, listed its investment units on the Tokyo Stock Exchange in September 2002, and Japan Logistics Fund, Inc., a REIT jointly set up with Mitsui & Co., Ltd., Kenedix Inc., and other companies to specialize in the investment of distribution facilities, listed there in May 2005.

J-REIT Structure—A Scheme Utilizing Investment Companies


Real estate industry
Fund application in the market
Management company
Assets entrusted for management
Custody company
Contract for custody of assets
General office work provider
General office work outsourcing
Investment company
Real property
Trust beneficiary certificates
Investment company bonds
Loans
Investment units
Investors
Financial institutions
Stock transfer agency
J-REIT market
Investors
Investors
Investors
Investors

Real Estate Securitization Scheme Using Trust Function


Originator (Trustor/initial beneficiary)
1. Real estate trust
2. Trust beneficiary rights
Chuo Mitsui Trust (Trustee)
6. Lease
7. Rent payment
Tenant
3. Sale of trust beneficiary rights
5. Payment
8. Trust dividends
Special purpose company (Trust beneficiary)
4. Non-recourse loan
4. Corporate bond or loan
Financial institution
or
Investor
Bond management company

Stock Transfer Agency Services

External Environment, Clients' Needs		Concrete Actions, Services
Companies must address revision and enactment of business-related legislation, including the Commercial Code and the Company Law.	>>>	**Offer practical, stock-related legal services.**
Greater use of information technology has prompted demand for improved services.	>>>	**Provide services to promote the use of information technology.**
Companies are putting more effort into investor relations activities.	>>>	**Undertake investor relations support services.**

Stock Transfer Agency Services

Stock transfer agency services go beyond processing transfers of title and maintaining shareholders lists on behalf of stock-issuing clients to include the swift and accurate execution of a multifaceted array of services. These range from annual tasks, such as mailing out voting notices and invitations to general shareholders' meetings and calculating and distributing dividends, to stock-related activities, such as recapitalization, stock splits and transfer of shares, all done in accordance with legal and taxation rules.

Chuo Mitsui has cemented a solid reputation in the industry not only for its stock transfer agency services but also its extensive stock-related consultation capabilities. This position is underpinned by practical suggestions from dedicated staff that support executives in their efforts to achieve an initial public offering.

Efforts to protect client information were officially acknowledged in April 2006 when Chuo Mitsui Stock Transfer Agency Business, a subsidiary that handles stock transfer agency administrative processing, and Tokyo Securities Transfer Agent, a wholly owned subsidiary, acquired Privacy Mark certification from JIPDEC.

Expertise in Legal Services

Strict legal rules govern stock transfer agency services, and in the last few years repeated amendments to the Securities and Exchange Law and the Commercial Code—which underwent a final revision and was renamed the Company Law, effective May 1, 2006—have emphasized the importance of speedy responses to new developments.

To effectively address legislative and structural changes, Chuo Mitsui delivers timely explanations on various stock-related issues through several formats. For example, the Bank organizes seminars for directors of stock-issuing companies that focus on the Company Law and strategies to deflect hostile takeovers, and joins Tokyo Securities Transfer Agent Co., Ltd., in organizing lectures. In addition, the Bank produces specialized publications, including *Shoken Daiko News* ("Stock Transfer Agency News") and *Shoken Daiko Kenkyu* ("Stock Transfer Agency Studies").

Access to legal services with practical applications, substantiated by the highest results of any stock transfer agent in Japan, has earned Chuo Mitsui a solid reputation from stock-issuing clients.

Information Security Management System

BS7799-2 is a British standard that has become the de facto, internationally accepted information security management system (ISMS) standard. The ISMS Conformity Assessment System is a qualification structure that Japan Information Processing Development Corporation created based on BS7799-2.

An ISMS is a systematic approach to managing sensitive company information that encompasses technological measures to counter specific concerns as well as the necessary security levels, treatment plans and resource allocation determined through a risk assessment of the organization.

The desired goal of an ISMS is to maintain a good balance concerning the confidentiality, integrity and availability of information held by an organization and to further improve this equilibrium.

Privacy Mark

The Privacy Mark certification confirms that a business maintains a management system with suitable measures to protect private information and that it properly handles such data, in accordance with JIS Q 15001 criteria established by the Japan Industrial Standards Committee.

Promoting the Use of IT

In preparing for and executing a general shareholder's meeting, stock-issuing companies are faced with an array of complex administration tasks, from the creation of a voting right exercise form to the compilation of attendance data and other statistics. Chuo Mitsui's Online System for general shareholders' meetings handles all these tasks and provides fast and secure support through the Internet. This system is in a class of its own and is unique to Chuo Mitsui.

During the period in which shareholders may exercise voting rights, the tally of votes, whether mailed in or transmitted online, from computer, mobile phone or other Internet connections, is updated hourly, and clients who have adopted the online format can refer to voting results and search for specific content whenever they wish. The content and speed at which information is provided have earned top marks for Chuo Mitsui from stock-issuing companies using this system.

The high level of security presented by the Online System for Shareholders' General Meetings has been officially recognized—a first in the stock transfer agency business—with concurrent certification overseas, for satisfying the international information security management system (ISMS) criteria of BS7799-2, and at home, based on the ISMS Conformity Assessment System.

Investor Relations Support Activities

Chuo Mitsui endeavors to meet diversifying requirements with quick and accurate responses to the constantly changing market environment. The Bank's efforts include services to provide corporate clients with data on beneficial shareholders, such as domestic institutional investors not listed in the shareholders' registry, as well as foreign shareholder surveys, to support broader corporate policy given the yearly rise in foreign representation on the shareholder lists of domestic companies.

In addition, Chuo Mitsui established a new cooperative scheme with companies specializing in investor relations support activities to reinforce related services, including shareholder questionnaires and strategy formation designed to improve corporate value.

Decision Criteria on Exercise of Voting Rights, Based on the New Company Law, Explained to Overseas Institutional Investors

In early 2006 Chuo Mitsui teamed up with J-Eurus IR Co., Ltd., a Tokyo-based investor relations consulting firm, to create a reference manual in English on Japan's new Company Law for distribution to institutional investors overseas.

Chuo Mitsui assumed the task of describing the draft of amendments to articles of incorporation, prompted by the May 2006 introduction of the Company Law that companies will present at respective general shareholders' meetings in 2006. J-Eurus edited the content into an easy-to-understand format for institutional investors abroad. The manual was mailed out to about 800 companies in April 2006.

The manual is divided into two parts: the first section formally outlines changes precipitated by the new law, and the second section clarifies the decisions that institutional investors will have to make. With this knowledge, overseas institutional investors will be better able to cast an appropriate vote on proposed amendments.

Stock-issuing companies will also benefit from the manual since it will lessen the burden shouldered by in-house investor relations divisions which would otherwise be tasked with explaining to overseas institutional investors the background leading up to the draft of amendments.

More Sophisticated Financial Services



Institutional Investor Services

Pension Trust Operations

Among companies fund managers want to try: No. 1 investment company
Survey of clients' evaluation of investment institutions: No. 1 trust bank

Mitsui Asset is focusing on its consulting expertise in retirement benefit plans to design and provide services fine-attuned to clients' needs, which will lead to stronger client loyalty, higher profits and a larger amount of assets under administration.

Securities Trust Operations

Net increase in balance of investment trusts: ¥3.0 trillion

Mitsui Asset will expand its profit base in the constantly growing investment trust market by directing more energy into the trust operations and enhancing related services, and by focusing more attention on stronger investment advisory services for asset management companies.

	Trust Asset Management Business	Trust Asset Administration Business	Pension Management Services
Pension Trusts	Employee pension fund trusts, defined benefit corporate pension trusts, tax-qualified pension trusts, national pension fund trusts		
		Defined contribution pension operations (asset administrators, administration managers)	
Securities Trusts	Individually operated designated money trusts (*shiteitan*)[1], individually operated designated money in trusts other than money trusts (money fund trusts), treasury stock trusts (stock buyback fund trusts)[2], designated composite trusts, securities management trusts		
	Investment Advisory Business	Securities investment trusts, specified money trusts (*tokkin*)[3], specified money in trusts other than money trusts, specified composite trusts, securities trusts, trust-style rights plans[4]	

1. Trusts for which the trustee has the authority to manage the entrusted funds at its own discretion within the range and type of assets designated by the trustor.
2. Trusts to facilitate the purchase of own shares (treasury stock) from the market on behalf of the trustor, i.e., the client company.
   This is a specified investment-style product that allows purchases at the trustee's discretion, thereby averting possible violation of regulations by the client company concerning market manipulation and insider trading.
3. Trusts for which the trustor has full discretionary rights for management of the entrusted assets.
4. Products utilizing trust schemes that function as measures to deflect hostile takeovers.
   A trust is set up for equity warrants prior to the execution of subscription rights to new shares, so that if a hostile takeover bid is tabled, new shares can be issued to existing shareholders, essentially terminating the predatory action.

The Bank also handles other products, including money claims in trust, in addition to the products listed above.

A Word from the President



Within Mitsui Trust Financial Group, Mitsui Asset complements the activities of Chuo Mitsui with a focus on client-oriented trust asset management and administration as well as pension management services.

We seek to accurately identify the increasingly diverse and high-level needs of clients to ensure that we satisfy clients' requirements with the right products and services.

In the area of trust asset management, we draw on a wide spectrum of plans and services, from passive and active funds to alternative funds, and select those most suitable to clients' needs.

In the area of trust asset administration, we enjoy the economies of scale in basic operations gained through the transfer of assets to Japan Trustee Services Bank, Ltd., and continue to direct efforts toward high-value-added services, such as online access to integrated information.

In pension management services, we offer comprehensive structures, such as cash balance plans and defined contribution pension plans, and direct concerted efforts into consultations and related services covering all aspects of retirement benefits systems.

As a member of Mitsui Trust Financial Group, we will strive to polish existing capabilities in forte fields of operation and build stronger bonds of trust with clients.

On behalf of the Board, I ask for your continued understanding and support of our efforts.

August 2006

Tadashi Kawai
President

Trust Asset Management Business

External Environment, Clients' Needs		Concrete Actions, Services
Demand is up for high-quality fund management products featuring excellent risk-return characteristics.	>>>	**Provide high-quality fund management products backed by a philosophy of consistent fund management.**
Clients increasingly require high-level fund management consultation.	>>>	**Offer sophisticated advice that demonstrates specialized expertise to the fullest extent possible.**
Clients are keen to reinforce their risk management positions.	>>>	**Manage entrusted funds with due diligence through a unified risk management structure.**

One of Japan's Largest Pools of Asset Managers

The Asset Management Department is responsible for about ¥23 trillion in funds. These funds are combined in various formats, including corporate pensions, public pensions and public sector funds, and are managed according to proposals formulated with the explicit input of clients. The scale of the funds handled at Mitsui Asset is one of the largest in Japan, and the Bank utilizes the merits of this scale, as well as the talents of a skilled group of some 200 professionals, to achieve excellent fund management performance.

Top-Class Asset Management Capabilities

Fund management operations at Mitsui Asset are underpinned by a fundamental principle that prioritizes consistency and clarity in the processes used to manage funds. To support this principle, operations have been arranged into a function-specific structure paralleling the all-encompassing Plan → Do → See process for fund management products. This addresses all activities, from the drafting of an investment strategy to the evaluation of a fund's performance. As a multiproduction firm*, Mitsui Asset provides a diverse selection of products, from actively managed funds to passively managed funds, targeting both foreign and domestic investment.

Divisional Structure for Trust Asset Management


Plan
Do
See
Pension Fund Investment Dept.
Public Fund Investment Dept.
Investment Advisory Dept.
Asset Management Department
General Affairs Group
Product Planning Group
Information System Group
Investment Strategy Group
Global Relation Group
Equity Dept.
Analysts Group
Japanese Equity Group
Foreign Equity Group
Fixed Income Investment Dept.
Japanese Fixed Income Group
Foreign Fixed Income Group
Passive Quantitative Investment Dept.
Passive Fund Management Group
Active Fund Quantitative Management Group
Investment Engineering Group
Global Relations and Alternative
Fund Investment Group
Investment Group
Trading Group
Investment Auditing Dept.
Risk management
Monitoring
Compliance

***Multiproduction Firm**
A multiproduction firm is a fund manager with a vast assortment of products geared to the diverse needs of investors.

High-Level Expertise

Active Management Based on In-House Research

The strength of Mitsui Asset's active fund management lies in a process by which the Bank's richly experienced fund managers utilize research data complied by corporate analysts or quantitative assessments formed by econometric analysts to build funds. Of note, the Bank's teams of corporate and econometric analysts are at the top of the industry class, in terms of qualification as well as number.

Superb Passive Management

Mitsui Asset's predecessor, Mitsui Trust, was quick to realize the serviceability of passive fund management and followed its 1985 launch of passive funds featuring domestic stock with solid efforts to promote the process and improve the quality of related products. Mitsui Asset maintains this pioneering approach and has earned a solid reputation as the largest passive fund manager in Japan.

Reinforcing Alternative Investment Structures

In response to greater demand from clients for alternative fund management, Mitsui Asset offers a real estate securitized product in several structures, hinging on a fund-of-hedge-funds product. In April 2005, Mitsui Asset strengthened its investment structure with the formation of the Global Relations and Alternative Investment Department as a section specializing in alternative fund management.

Promoting New Businesses

Deregulation, effective from April 2004, lifted restrictions on the participation of trust banks in the area of investment advisory services. Seeking to establish a wider, more resilient profit base, Mitsui Asset has enthusiastically embraced investment advisory services, including the promising field of advice on investment trusts.

To cultivate a new client base, the Bank has entered the business of asset management services for nonresidents and is now offering investment advice on foreign-owned funds that invest primarily in Japanese stocks.

Unified Risk Management Structure

Mitsui Asset strictly adheres to the responsibilities expected of a trustee. This commitment is substantiated by an independent risk management structure specifically created for asset management operations and a unified structure for risk management, compliance and performance evaluation.

In addition, to guarantee the integrity and transparency of the services involved in trust asset management, Mitsui Asset undergoes audits by external auditors that conform to "Assessment of Internal Control Risks on Trust Activities," (Auditing Standards Committee Report No. 18, issued by the Japanese Institute of Certified Public Accountants).

High Marks in Survey of Pension Funds

Mitsui Asset was highly rated, both quantitatively and qualitatively, in the 2005 evaluation survey conducted by *Newsletter on Pensions & Investment*, issued by Japan's Rating and Investment Information, Inc. The survey targets institutional investors nationwide and asked them to assess the fund managers handling their pension funds.

Mitsui Asset was also voted the top fund manager that clients would choose again as a service provider.

The solid evaluation and enduring loyalty that Mitsui Asset has garnered from its clients are a testament to its asset management capabilities and pertinent investment advice. The Bank will continue to identify the diverse needs of its clients and formulate the best solutions to each client's requirements.

Trust Asset Administration Business

External Environment, Clients' Needs		Concrete Actions, Services
Clients seek highly precise, low-cost services.	>>>	**Implement aggressive use of IT and improve efficiency in business activities by utilizing economies of scale.**
Interest is up for services with higher quality and higher-value-added features.	>>>	**Enhance the level of information services provided and complement them with transition management services.**
Risk management practices are more meticulous.	>>>	**Execute strict internal controls and formalize a system for external audits.**

Overview of Asset Administration Business

Asset administration and asset management are complementary sides of the same business coin, wherein asset administrators handle the basic elements of asset maintenance, including custody, settlement, accounting and record-keeping, for the various assets designated for investment by fund managers. In addition to reliable and precise data processing, asset administration increasingly requires swift and accurate responses to the evolving globalization of fund management and reform of the domestic securities clearing and settlement system. It also requires higher-quality services, including securities lending and transition management, and sophisticated information services, such as the integrated presentation of administration results.

Benefiting from Transfer of Assets to Japan Trustee Services

Seeking to capitalize on the economies of scale in basic operations of trust asset administration, Mitsui Asset has entrusted administration of its trusts assets to Japan Trustee Services Bank, Ltd.

Japan Trustee Services Bank, with investment from Mitsui Trust Holdings, The Sumitomo Trust & Banking Co., Ltd., and Resona Bank, Ltd., is Japan's largest asset administrator with entrusted assets reaching a staggering ¥140 trillion.

As always, Japan Trust Services Bank will draw on the management resources and years of know-how accumulated by participating banks to deliver high-level asset administration services to its clients and will utilize the returns granted by the size of entrusted assets to make execution of these services all the more efficient.


Clients
Trusts
Reporting
Trusts
Reporting
Trusts
Reporting
Sumitomo Trust
Mitsui Asset
Resona Trust
1/3 equity
Mitsui Trust Holdings
Resona Bank
1/3 equity
1/3 equity
Entrust administration
Entrust administration
Entrust administration
Japan Trustee Services Bank

Profile of Japan Trustee Services Bank

Date of establishment:	June 20, 2000
Capital:	¥51.0 billion
Total assets:	¥1,694.4 billion
Balance of trust assets:	¥144,038.1 billion

(As of March 31, 2006)

High-Value-Added Services

Online Information Access

For asset administration clients, such as pension funds, Mitsui Asset is tackling master record-keeping services. As well as attending to the collection, integration and processing of fund management data compiled by multiple asset administrators, these services provide timely and unified online access to data concerning investment status and performance evaluations as well as reports useful to risk management efforts.

Mitsui Asset has earned a solid reputation for its ability to provide integrated data that encompasses entire corporate groups and extends beyond the borders of employee pension funds, tax-qualified pension funds, retirement benefit trusts and other systems.

The Bank complements this data with access to Universe Comparison Service, a high-value-added service that compares relative performance of one pension fund with other pension funds in a fixed universe, according to several classifications, including pension systems, such as employee pension funds and tax-qualified pension funds, or by the scale of invested assets.

Mitsui Asset Master Record-Keeping Service


Resona Trust
Sumitomo Trust
Other trust banks
Life insurers
Fund management data
Mitsui Asset*
Partial outsourcing*
Japan Trustee Services Bank
Integrated data report
Universe evaluation report
Profitability and balance data
Universe evaluation data
Sumitomo Trust, Resona Trust (Japan Trustee Services Bank)
Trust & Custody Services Bank
Profitability and balance data
Japan Pension Universe Comparison Services Bank
Mitsui Asset, Sumitomo Trust, Resona Trust, Japan Trustee Services Bank, Trust & Custody Services Bank
Clients
Online reference possible

* Outsourced activities are the collection and processing of basic data as well as disclosure of accounts.

Universe Comparison Service

To build a universe information database, Mitsui Asset has joined Sumitomo Trust, Resona Trust, Japan Trustee Services Bank and Trust & Custody Services Bank, Ltd., in running the Japan Pension Universe Comparison Service Association.

Transition Management Services

The costs and risks incurred in the course of transferring assets when a new trustee is assigned for fund management or when allocation of assets is changed can have a major impact on fund performance. Mitsui Asset consolidates processes for asset transition and provides transition management services through which the Bank formulates and implements the most expedient plan for transition and ensures its efficient execution.

Transition Management


Fund management institution A
Fund management institution B
Fund management institution C
Fund management institution X
Fund management institution Y
Fund management institution Z
Client
Transition Manager (Mitsui Asset)
Explain pre- and post-transition processes to client
Explain pre- and post-transition processes to fund managers, obtain investment lists
Discuss procedures, communicate with securities firms
Verify content in pre- and post-transition reports
Manage cash flow
Handle custody and settlement of assets
Securities Firms
Analyze pre- and post-transition processes
Propose execution strategies
Implement investments
Prepare pre- and post-transition reports

Strict Internal Controls, External Audits

To uphold the integrity and transparency of its trust asset administration activities, the Bank established a structure to monitor the status of operations at Japan Trustee Services Bank. The conditions for monitoring require internal audits by external auditors that conform to "Assessment of Internal Control Risks on Trust Activities," (Auditing Standards Committee Report No. 18, issued by the Japanese Institute of Certified Public Accountants).

Pension Management Services

External Environment, Clients' Needs		Concrete Actions, Services
The retirement benefit system is characterized by reforms.	>>>	**Present high-quality pension system management services.**
The job market is characterized by greater mobility.	>>>	**Extend comprehensive advice on individual retirement benefit systems.**
Changes in the retirement benefit system require new controls.	>>>	**Offer high-level risk hedging and administrative tools, such as balance sheet-style pension asset-liability management (ALM) and cash balance plans.**

Overview of Pension Management Services

In its capacity as a provider of lead-manager services, Mitsui Asset offers pension management services covering system and contract administration, actuarial calculations and maintenance of members and beneficiaries. As of March 31, 2006, the Bank was entrusted with administration of 1,127 tax-qualified pension funds, 94 employee pension funds, and 154 defined benefit corporate pension funds. Mitsui Asset is also actively engaged in services for cash-balanced plans and defined contribution pension plans.

Comprehensive Consulting Services

With such developments as the introduction of retirement benefit accounting and the enactment of the Defined Contribution Pension Law and the Defined Benefit Corporate Pension Law, corporate executives are prioritizing ways to hedge the risks connected with retirement benefit obligations.

The diverse and complex issues involved in controlling the risks on retirement benefit systems demand measures covering a range of topics, from retirement benefit obligations and the design of retirement benefit schemes to asset management.

With extensive capabilities in regard to tax-qualified pension plans and employee pension plan funds, Mitsui Asset offers a full line of services that parallels a range of topics on retirement benefit systems, from the introduction of such systems and respective maintenance, to fund management and administration, and further to the calculation of retirement benefit obligations and pension ALM analysis.

Mitsui Asset will continue to refine its talents in the corporate pension business and undertake system administration matched to the personnel and financial strategies of its clients.

Solutions to Pension Problems


(Balance Sheet)
Mirroring financial strategies
Pension asset accumulation
Early formation of reserves
Establishment of retirement benefit trusts (pension assets)
● Hedge risks in pension asset management and improve fund performance (Manager structure and risk budgeting)
Strategies for each fund, each company
● Estimate pension benefit obligation
□ Shrink pension benefit obligation (Restructure retirement benefit scheme)
Match to personnel strategy
□ Improve projected accuracy in determining pension benefit obligation (Ability to plan ↔ Restrict fluctuations)
Mirroring financial strategies

■ Pension system problems and asset administration problems are part of retirement benefit obligation problems.
■ The formation of an investment policy and system design matched to personnel and financial strategies is indispensable.

Overall Control of Retirement Benefit System


Conduct consultations tracing back to source of problem
Consolidate all components and respond with full-line services
Personnel strategy
Financial strategy
Control of retirement benefit obligation
Scheme design
Asset management policy

Enhanced Information Access and Consulting Capacity

Enactment of the Defined Contribution Pension Law and the Defined Benefit Corporate Pension Law, as well as revision of the public pension system, herald a transformation in pension and retirement fund systems. Trust banks must therefore enhance their information and consulting functions to provide clients with required data and advice faster and more accurately than ever before.

Mitsui Asset is ready to meet the needs of clients in the new era through its Pension Research Center and Consulting Department.

Pension Research Center

Purpose:	To disseminate information on pension finance, systems and asset management.
Structure:	Comprises in-house experts in pension systems and fund management.
Scope of Activities:	Engages in energetic public relations and article-writing as well as publication of an online magazine.

Consulting Department

Purpose:	To provide consultations on all aspects of the retirement benefit system.
Structure:	An independent department specializing in consultations.
Scope of Activities:	Retirement benefit system consulting, pension ALM, master record-keeping services, transition management.

Tackling Defined Contribution Pension Plans

Mitsui Asset has benefited from two actions originally realized by Chuo Mitsui: the timely formation of an in-house project team to focus on defined contribution plans as well as the establishment of the Defined Contribution Pension Plan Department, following the October 2001 enactment of the Defined Contribution Pension Law. The Bank provides leading-edge defined contribution pension plan services based on the pioneering efforts of the project team and the department.

Mitsui Asset is working to build the all-encompassing structure of a pension trust organization that offers a full line of services, from verification of existing retirement benefit systems and advice on the design and implementation of defined contribution pension plans to services involving record-keeping, asset administration, fund management products and investment education.

In December 2004, Mitsui Asset introduced Japan's first jointly operated defined contribution pension plan system, and in April 2005, the Bank began handling a comprehensive defined contribution pension plan system. Through aggressive development of schemes geared to the specific needs of clients, the Bank has achieved a top-class share of funds from a wide range of clients, from big corporations to small and medium-sized businesses in all industry sectors.

Mitsui Asset's Pension Trust Products and Services

- Employee pension fund trusts
- Tax-qualified pension fund trusts
- National pension fund trusts
- Contract-style corporate pension plans
- Fund-style corporate pension plans
- Non-tax-qualified pension fund trusts
- Specified money trusts for pension plans
- Lead-manager services
  - Actuarial calculations
  - Participant/beneficiary management
  - Fund management underwriting
- Retirement benefit obligation accounting
- Retirement benefit trusts
- Financial accounting standards (FAS) accounting
- Pension ALM
- Designated pension actuary services
- Defined contribution pension plan services
  - Administration management services
  - Asset administration
  - Participant training
  - Fund management products

Financial Section

Operating Environment

Economic developments in fiscal 2005—the consolidated fiscal year ended March 31, 2006—were generally positive, both overseas and in Japan, but not without challenging aspects. Overseas, business conditions, particularly in the United States and the People's Republic of China, remained on track overall, despite the appearance of negative factors, such as skyrocketing oil prices, which threatened to derail the growth trend.

In Japan, production was sluggish at the start of fiscal 2005, largely because of streamlined growth in exports and inventory adjustments in IT-related sectors. Ultimately, business conditions seemed to hit a standstill. But summer chased away the economic blues, and the recovery trend soon resumed, supported primarily by homegrown demand, including capital spending.

In the domestic finance industry, short-term interest rates continued to shift downward, but long-term interest rates rose, paralleling better business conditions, and settled into the 1.7% range by the end of March 2006. The Nikkei Stock Average rebounded into the 17,000 range, as of March 31, 2006. In the foreign exchange market, expectations of an interest rate boost in the United States prompted a high dollar/low yen situation. Fiscal 2005 closed with the U.S. dollar sitting around ¥117.

Against a backdrop of government policies, including measures aimed at financial system reform, a movement toward investments rather than savings gained steam among individuals, who increasingly opted to put their financial assets into equity and investment trusts instead of deposit and saving accounts. Deregulation on banking business continued apace, with the selection of insurance products available at bank counters much wider and revision of legislation making it possible for ordinary businesses to offer services as banking agents.

In this operating environment, Mitsui Trust Financial Group accelerated its recomposition of the revenue structure and, in line with a basic groupwide direction seeking enhanced profitability through expanded gross operating profit, promoted various activities, chiefly in the trust banking realm. Efforts hinged on the Group's two trust banks, with Chuo Mitsui focusing on individual services, financial services, real estate operations and stock transfer agency services, and Mitsui Asset concentrating on pension trusts and securities trusts.

Consolidated Fiscal 2005 Performance

As of March 31, 2006, the balance of deposits amounted to ¥8,806.9 billion, down 1.5% and loans and bills discounted settled at ¥7,292.0 billion, up 2.1%, while securities dropped 4.3%, to ¥3,835.7 billion.

Total assets stood at ¥13.8 trillion, up 2.8%. Total shareholders' equity surged 41.6%, to ¥858.8 billion.

On the profit-and-loss front, total income slipped 5.7%, to ¥484.4 billion, while total expenses declined 5.3%, to ¥344.5 billion. Income before income taxes and minority interests decreased 6.8%, to ¥139.9 billion, but net income jumped 27.2%, to ¥119.6 billion, because deferred tax assets recorded in fiscal 2004 were not exhausted, and net income per share rose to ¥139.04, from ¥107.85 a year earlier.

The consolidated capital adequacy ratio, calculated according to domestic criteria, continued to expand, rising to 12.35% in fiscal 2005 from 10.34% in fiscal 2004.

Segment Information

The trust and banking business produced total ordinary income of ¥438.7 billion and ordinary expenses of ¥301.8 billion, leading to ordinary profit of ¥136.8 billion. Other finance-related operations generated ordinary income of ¥84.7 billion and ordinary expenses of ¥57.4 billion, for ordinary profit of ¥27.3 billion.

Cash Flows

Net cash used in operating activities reached ¥472.4 billion, down ¥782.5 billion from fiscal 2004, primarily as the result of a net increase in loans and bills discounted and a net decrease in deposits.

Net cash provided by investing activities was ¥398.8 billion, up ¥630.5 billion from fiscal 2004. This change is chiefly due to a reduction in purchases of investment securities.

Net cash used in financing activities came to ¥23.0 billion or ¥65.0 billion more than in fiscal 2004, largely owing to the use of funds for the repayment of subordinated borrowings.

Cash and cash equivalents at the end of the year settled at ¥351.4 billion, down ¥96.5 billion from a year earlier.

Non-Consolidated Fiscal 2004 Performance

Total assets of Mitsui Trust Holdings stood at ¥670.4 billion, reflecting higher deposits and current assets. Total shareholders' equity per share came to ¥155.75, on total shareholders' equity of ¥565.6 billion.

Income before income taxes came to ¥20.0 billion, largely due to fees from subsidiaries. Net income settled at ¥19.9 billion, and net income per share of common stock amounted to ¥17.87.

Dividends

In view of its public duty as a financial institution, Mitsui Trust Holdings' basic policy on dividends is underscored by an unwavering view toward sound management. Therefore, the Company aims to boost retained earnings to an appropriate level while maintaining stable dividends for shareholders.

The Company paid dividends of ¥4.00 per share of common stock in fiscal 2005. Dividends on preferred stock remained the same as in fiscal 2004: ¥40.00 per share for class I preferred; ¥14.40 for class II preferred; and ¥20.00 per share for class III preferred.

Mitsui Trust Financial Group Risk Management System

Basic Risk Management Policies

Progress in financial liberalization and internationalization, as well as greater sophistication in IT, has accorded financial institutions more opportunities for business expansion. These opportunities, however, have been tempered by risks that are more diverse and more complex than ever before.

Fully aware of the social responsibility and public mission that is incumbent upon financial institutions, Mitsui Trust Financial Group maintains basic risk management policies that emphasize efforts to undertake capital allocation from the perspective of securing stable profits, within risk-hedging capabilities and based on risk management polices and strategic objectives, and to apply appropriate risk-return measures to derive suitable profits.

Function of Mitsui Trust Holdings

One of the most vital functions carried out by Mitsui Trust Holdings, in its capacity as a holding company, is its supervision of compliance and risk management for Mitsui Trust Financial Group. The Board of Directors at the Company formulated Rules for Risk Management and established the basic agenda for risk management activities within the Group.

As described in the following sections, the subsidiary trust banks under the holding company umbrella each undertake appropriate risk management geared to their respective risk conditions, while Mitsui Trust Holdings, as the holding company, monitors risk management efforts within the Group and guides subsidiary trust banks in, for example, deriving suitable returns and revising risk management systems. The Company also formulates compliance policy for the Group, establishes and revises or abolishes basic rules for each subsidiary trust bank, instructs the banks to implement necessary compliance-related changes and tracks the status of compliance management and execution.

In regard to internal audits, Mitsui Trust Holdings sets policy for maintaining an internal auditing perspective for the entire Group and implements audits in each of its own divisions. The Company also oversees the internal auditing function at subsidiary banks and has a system is in place for issuing essential instructions, based on reports from the banks regarding the results of audits executed therein, the status of improvements and other data. When necessary, the Company will act directly or in cooperation with the banks to conduct audits on matters that have an impact on the operations of the Group as a whole.

The Basel II Framework—a new set of standards prepared by the Basel Committee on Banking Supervision at the Bank for International Settlements (BIS) for establishing capital requirements applied to financial institutions—will go into effect in fiscal 2007. Mitsui Trust Holdings is taking the lead in preparing a response for consistent implementation throughout the Group that addresses the three pillars of the framework-aligning minimum capital requirements, exercising effective supervisory reviews, and leveraging the ability of market discipline to motivate prudent risk management through enhanced information disclosure.

Outline of Mitsui Trust Holdings' Risk Management and Compliance Structure



Board of Directors
Audits
Board of Corporate Auditors
Corporate Auditors
Formulation of basic Group policy
Supervision and instruction
Set agenda for discussion
Reports
Management Meeting
Audits
Supervision and instruction
Set agenda for discussion
Reports
Reports
Internal audits
Internal Risk Control Dept. (Supervisory Unit)
Internal Audit Dept.
Supervision, instruction and inspections concerning basic Group policy
Discussion and reports
Chuo Mitsui
Mitsui Asset

Chuo Mitsui Risk Management System

Risk Management Structure

The Board of Directors at Chuo Mitsui drafted Rules for Risk Management, based on the risk management direction outlined by Mitsui Trust Holdings. This document sets out the Bank's basic rules for risk management, including the types of risk requiring attention, the techniques applied to hedge risk, and the structure and authority for risk control, and details the content of specific standards and regulations in each area, based on these rules.

Chuo Mitsui has identified four primary risk categories: credit risk, market risk, liquidity risk and operational risks, which include system risk and legal risk as well as procedural risk. The Corporate Risk Management Department supervises all risk-management efforts, but individual departments are assigned to each risk category for strict control of the risks specific to each area. The Bank also seeks to effectively contain other risks, such as reputational risk.

In regard to administrative structure, the Internal Control Executive Committee, which falls under the authority of the Board of Directors, undertakes a variety of activities, including discussions about risk management policies prior to implementation and the determination of risk status. The Business Administration Executive Committee, also responsible to the Board of Directors, works toward a healthier business foundation by identifying bankwide risk and considering overall business administration.

In addition, the Corporate Risk Management Department, which monitors all risk at the Bank, supervises internal controls and risk management activities and serves as the secretariat for the Board of Directors and the Internal Control Executive Committee. This department also engages in controls and analysis related to asset-liability management (ALM).

In response to new BIS standards based on a financial reform program announced in December 2004, Chuo Mitsui formulated a plan in August 2005 to enhance risk management from a perspective highlighting improved profitability and a firm financial standing. The Bank is currently promoting the implementation of this risk management system.

Credit Risk Management

Credit risk is the potential for the value of assets, including off-balance-sheet assets, to shrink or disappear altogether in the event a borrower's financial conditions deteriorate and thereby burden a financial institution with losses. Chuo Mitsui strives to maintain asset quality and avert the unpredictable development of non-performing assets by strengthening its credit risk management capabilities. The Bank utilizes the following systems and processes.

Basic Policy

Chuo Mitsui drafted Rules for Credit Risk Management for blanket control of the credit risk that influences several credit-related businesses, including loans, market transactions and off-balance-sheet trading. The Bank also designated the Loan Planning Department as the supervisory unit for all credit risk, including that shouldered by consolidated subsidiaries. This department keeps close contact with credit-related departments and consistently works to sustain and further reinforce credit risk capabilities.

Geared to revised BIS standards, which go into effect in fiscal 2007, the Bank aims to realize a higher level of precision in credit risk management and a more accurate capital adequacy alignment. Preparations toward this end are well under way.

Management Techniques

Chuo Mitsui performs a review of all corporate borrowers using an 11-level credit rating system pegged to self-assessments. The credit ratings thus determined are used to quantify credit risk in internal credit-risk models and evaluations of corporate borrowers.

The Corporate Risk Management Department monitors risk status on a monthly basis to ensure that the Bank is within the risk capital amount set by Mitsui Trust Holdings as the upper limit of credit risk assumed by the credit risk-related departments at Chuo Mitsui. In addition, rules are applied to eliminate credit concentration, thereby removing any excess concentration of credit extended to borrowers in specific industries or corporate groups. Credit status is checked regularly by the Loan Planning Department.

The Loan Planning Department also tracks credit risk amounts and credit balances by industry and credit rating, and provides upper management with quarterly updates on portfolio status.

From the standpoint of securing an appropriate level of return on investments, Chuo Mitsui strives to generate higher profits on its lending activities. To this end, the Bank established an index spread, which corresponds to the respective degree of risk inherent in each transaction, including the duration of credit and the level of borrower integrity, based on the credit rating assigned to each borrower.

Strict Transaction Control

Credit supervision departments I and II, which function independently from business promotion departments, carefully monitor and control the credit risk on each transaction under respective departmental authority. A multifaceted perspective is applied, one that stresses fund application, repayment capability and cash flow, as well as collateral status and corporate client profitability. For major loan assessments, the advisability of lending arrangements is presented to the Credit Appraisal Committee, where each transaction and the primary objectives of the loan are discussed at the executive level.

Mid-Level Controls through Self-Assessment

With regard to securing quality assets, Chuo Mitsui performs a two-stage self-assessment based on Rules for Self-Assessment. In the first stage, staffed branches, for example, conduct their own evaluations, and in the second stage credit supervision departments execute inspections. Self-assessment not only forms the foundation of accurate financial statements but also functions as a mid-level management tool to swiftly pinpoint borrower-specific problems. When a borrower's credit is in question, the Bank implements strict controls under the guidance of the Credit Supervision Department, based on Rules for Non-Performing Assets.

Independent Unit Facilitates Double-Check System

The Internal Audit Department, independent from business and accounting departments, undertakes audits of credit controls, asset assessments, and write-offs and related reserves. This department checks that credit risk management is being properly executed by auditing credit risk management conditions, including the credit rating system, and by verifying the appropriateness of self-assessments as well as write-off and reserve benchmarks and changes. The department submits reports on the results of its audits to the Board of Directors.

Improving Basic Supervisory Capabilities

The processes outlined above allow Chuo Mitsui to take credit risk management to a higher level. To raise the precision of first-stage assessments, which are undertaken on a daily basis, the Bank regularly puts loan officers from staffed branches through graded training. The Bank also organizes analytical seminars for credit-related departments to foster insight into the causes of bankruptcies and delayed payments that turn loans into non-performing assets. The results of analyses are applied to lending operations.

Market Risk Management

Market risk is the possibility that the value of assets and liabilities will fluctuate with changing interest rates, foreign exchange rates, the price of marketable securities, and other market factors, and thereby cause losses.

Market Risk Management Structure

Front offices execute market-related transactions, while back offices confirm the content of these transactions, and middle offices control market risk. Each office category is independent of the others, creating a cross-check structure. At Chuo Mitsui, the Corporate Risk Management Department functions as a bankwide middle office, monitoring all market risks and providing daily reports to management. This department is also responsible for preparing proposals and supervising market analysis operations that improve market risk management skills at the Bank.

Management Techniques

The method used by Chuo Mitsui to measure market risk utilizes Value at Risk (VaR), which assumes the maximum amount exposed to potential loss is 1% of the total. VaR is calculated using the Monte Carlo simulation technique, which is based on an analysis of major historical market data.

Market risk at Chuo Mitsui is contained through the efforts of the Corporate Risk Management Department, which monitors the Bank's risk status and ensures compliance to the risk capital amount set by Mitsui Trust Holdings as the upper limit of market risk assumed. Reports are sent to the assigned director on a daily basis.

The measure of market risk is comprehensive, covering foreign exchange, interest rates and other trading business transactions as well as the market risks that impact crossholdings, bond portfolios and other banking business investments.

The Bank maintains a structure that averts potential risk before it becomes obvious. Alarm points and loss limits have been set to prevent the expansion of losses following a bad turn in market trading, and the Corporate Risk Management Department tracks profits and losses.

Cementing its position on strict risk-controlling practices, Chuo Mitsui also executes stress tests, which assume radical price swings that have actually occurred in the market over the past 16 years, and uses the results as a guideline for establishing risk capital amounts. As a supplementary measure, the Bank performs back tests, which compare VaR against actual losses, to ascertain the validity of VaR-based risk measurements.

An example of back testing on trading transactions follows.

VaR trading transactions in fiscal 2005 moved within a range of roughly ¥20 million to ¥600 million, and out of 246 business days, daily losses exceeded the VaR on two occasions. The Bank's VaR assumes a loss of 1%, and the results for fiscal 2005 show that the Bank's VaR calculation model is sufficiently accurate to predict market risk.

Comparison of VaR and Actual Profit/Loss

(Millions of yen)



400
300
200
100
0
-100
-200
-300
-400
Actual Profit/ Loss
0
100
200
300
400
500
600
700
VaR

VaR calculation assumptions:	Duration:	1 day
	Assumed rate of loss:	1%
	Measurement technique:	Monte Carlo simulation
Time frame:	April 2005–March 2006 (246 business days)	

Liquidity Risk Management

Liquidity risk is twofold. In a cash-flow sense, liquidity risk bears the potential for losses when a financial institution is unable to secure necessary funds, due to a poor financial position, or when a financial institution is forced to acquire funds at blatantly higher interest rates than usual. In a market sense, liquidity risk may precipitate losses when market turmoil impedes a financial institution's ability to complete transactions, or compels a financial institution to fulfill transactions at prices noticeably more disadvantageous than usual.

On the cash-flow front, Chuo Mitsui establishes guidelines, particularly for cash gaps, and monitors adherence to these standards to control liquidity risk. The Bank also facilitates flexible, bankwide responses through the preparation of contingency plans, which orchestrate measures to be invoked in times of emergency. The Bank makes accurate identification of cash flow risk double sure by letting the Corporate Risk Management Department handle risk management for the Treasury Department, which is responsible for controlling cash flow risk.

On the market front, trading limits are set for each type of transaction, based on such factors as market scale and the Bank's strategic objectives. The Corporate Risk Management Department monitors compliance conditions to keep amounts within the assigned limits.

ALM Structure and Administration

Diversification and further sophistication of financial products, mirrored by financial liberalization and internationalization, have prompted greater complexity in the balance-sheet composition of financial institutions year after year. The introduction of current-value accounting has heightened the already complicated impact of fluctuating interest rates, foreign exchange rates, stock prices and other influences on profitability and other performance indicators. The new accounting standard underlines the vital importance of ensuring steadily higher returns while controlling risks through appropriate ALM administration.

Chuo Mitsui works to pinpoint and analyze risks through VaR, basis point value and other ALM techniques for both on-balance-sheet and off-balance-sheet transactions, including bankwide deposits, derivatives and marketable securities. This effort contributes to more efficient management of balance-sheet risks.

The Business Administration Executive Committee meets regularly to discuss risk management policy for market transactions, especially bonds, based on analytical results of the application and procurement of deposits and loans, and of risk conditions. The committee strives to promote flexible management geared to market trends.

Operational Risk Management

Operational risk is the danger of losses arising from inadequate or failed internal processes, inappropriate actions by staff, and unacceptable use or malfunction of in-house systems, as well as external incidents that adversely impact operations. This risk category includes procedural risk, system risk and legal risk, which are explained in subsections below.

Chuo Mitsui applies three methods to restrict operational risk. First, the Bank identifies and analyzes risks. Second, the Bank formulates suitable rules to prevent the appearance of risks and ensures compliance thereof.

Third, the Bank clarifies ways to tackle risk-should it emerge-and maintains a system for monitoring and reporting the appearance of risk. The Corporate Risk Management Department establishes bankwide rules and ensures suitable risk management activities.

In anticipation of capital ratings on operational risk in the Basel Committee's new rules for implementation in fiscal 2007, Chuo Mitsui is building a framework for evaluating and analyzing the status of risk management efforts, based on operational risk conditions in each area of business, and is preparing a more effective risk management structure through such means as the collection and storage of loss data.

Procedural Risk

Procedural risk is the danger of losses arising from an accident, management error or dishonest actions by executives or staff. The scope of Chuo Mitsui's operations goes beyond regular banking operations and encompasses a range of businesses that includes real estate business and stock transfer agency services. Consequently, the Operations Administration Department and each operating department are required to ascertain, control and terminate operational risks in each business area.

Chuo Mitsui conducts training programs and study courses and offers guidance to employees to raise the standard of procedures performed in-house. In addition, the Bank strives to reduce procedural risk with preemptive measures that avert accidents and thwart dishonest activities.

Furthermore, the Bank maintains a procedural risk structure that ensures timely and suitable measures to preclude such dishonest actions as money laundering and the use of deposit accounts for illegal purposes. The Bank also undertakes proper control measures, including periodic verification of business execution capabilities and the risk management structure.

System Risk

System risk carries the potential for losses caused by a system failure, such as a computer crash or incorrect operation of electronic equipment, by illegal access to the Bank's computers, and by the destruction or unauthorized disclosure of privileged information. Advances in information technology have made computer systems increasingly indispensable in the provision of high-level services, but this progress has heightened the importance of appropriately controlling such risk.

Chuo Mitsui has established rules and structures in various regulations, including Rules for Protecting Information Assets, which outline measures for properly handling and protecting systems and information.

The Bank maintains a backup center and has formulated various methods to safeguard its systems against breakdowns and interruptions caused by natural disasters. Efforts include storing important data at a secondary location, installing duplicate communication lines, and ensuring a constant flow of electricity to the computer center with an on-site power facility. Contingency plans and other precautionary measures are also in place to facilitate swift and accurate responses in the event of a catastrophe. Drills are run on a regular basis.

Chuo Mitsui makes some of its financial services available through the Internet and therefore utilizes firewalls and other high-level network technologies, such as encryption, to block unauthorized access to in-house systems from outside.

Legal Risk

Legal risk can precipitate losses if the legal aspects of transactions cannot be settled or if legal compliance is insufficient. At Chuo Mitsui, the Legal Department is designated as the supervisory unit for managing legal risk. This department checks ensures that operations conform to prevailing laws and other mandatory controls. The Bank is also establishing a structure for collecting information concerning lawsuits and other litigation.

Chuo Mitsui relies on the Legal Department to clarify reporting and processing rules for dealing with complaints and incidents, and utilizes the department's inspections to eliminate legal risk. The Bank also strives to foster a corporate atmosphere conducive to compliance and undertakes various measures toward this end, including distribution of a compliance manual to directors and regular staff.

Other Risks

Reputational risk is the possibility that unfavorable evaluations will contribute to losses. To mitigate such risk, Chuo Mitsui is reinforcing the transparency of its operations with better investor relations activities, including information meetings and aggressive disclosure through the production and distribution of various documents that update investors with pertinent news.

The Bank has also established conduits for two-way communication, at branch counters and through the Customer Service Office, that enable clients to voice grievances and obtain suitable responses. These efforts lead to enhanced services and greater confidence in the Bank.

Internal Auditing

The Internal Audit Department, which is independent of actual operating departments, formulates internal auditing plans, in line with the policy set by Mitsui Trust Holdings for maintaining an internal auditing perspective consistent throughout the Group, and undertakes internal audits to verify the suitability and effectiveness of risk management activities at all relevant head office departments, staffed branches and subsidiaries.

The results of internal audits are promptly reported to the Board of Directors and the Internal Control Executive Council. In addition, a system is in place for instructing an operating unit to implement corrective measures, should problems appear in the internal control structure of that unit.

Outline of Chuo Mitsui's Risk Management and Compliance Structure



Mitsui Trust Holdings
Supervision, instruction and inspections concerning basic Group policy
Discussion and reports
Board of Directors
Audits
Board of Corporate Auditors
Corporate Auditors
Supervision and instruction
Set agenda for discussion
Reports
Formulation of basic policy
Supervision and instruction
Set agenda for discussion
Reports
Investment and Credit Appraisal Committee: Discusses individual lending conditions
Management Meeting: Discusses risk management and compliance issues
Audits
Administration of Business Activities
Internal Control
Reports
Internal Audit Dept.
Reports
Auditing rules for asset assessment
Credit control, asset assessment and write-off and reserve audits
Result of asset assessment and write-offs and reserves
Credit risk management for individual transactions
Rules for Risk Management, Rules of Compliance
Corporate Risk Management Dept.:
Supervises compliance and risk management
Internal audits
Overall credit risk management
Operations Administration Dept.
Headquarters departments
Systems Planning Dept.
Legal Dept.
Internal audits
Rules for Internal Audits and others
Internal Audit Dept.
Corporate Planning Dept.
Loan Planning Dept.
Supervision of asset assessment
Management and processing of write-offs and reserves
Credit risk
Market risk
Liquidity risk
Market liquidity risk
Funding risk
Procedural risk
System risk
Legal risk
Operational risks
Compliance
Department and branch compliance officers
Internal audits

Mitsui Asset Risk Management System

Risk Management Structure

As a trust bank specializing in pension and securities trust businesses, Mitsui Asset follows a basic policy that emphasizes appropriate control of risk and suitable returns commensurate with inherent risk, based on the risk management direction outlined by Mitsui Trust Holdings.

Mitsui Asset's operations center on trust asset management and administration and pension and securities trust businesses. The Bank is duly aware of its obligations and responsibilities as a trustee and executes risk management reflecting the size and characteristics of each risk.

Rules for Risk Management, drafted by the Board of Directors, establish the Bank's fundamental policy on risk management, including the types of risk requiring attention, the techniques applied to hedge risk, and control and administration structures, and detail the content of specific standards and regulations in each area.

On the organizational front, the Executive Council, which falls under the authority of the Board of Directors, discusses risk management policies prior to implementation, determines the status of all risks, and works toward a healthier business foundation.

The Risk Management Department supervises all risk management efforts, but individual departments are assigned to each risk category for strict control of the risks specific to each area.

Risk Management Status

Mitsui Asset is working to establish and perfect a risk management structure that conforms to the risk management structure of Chuo Mitsui while reflecting the characteristics of the Bank's own operations and highlights operational risks, including system risk, legal risk and procedural risk.

In regard to credit risk, market risk and liquidity risk, the Bank's policy is, in principle, to refrain from lending and other related operations and thereby keep risk contained. The extent of risk management activities therefore mirrors this limited exposure.

Mitsui Asset seeks to effectively contain other risks, such as reputational risk.

The burden of credit risk, market risk and liquidity risk management for the Bank's core trust businesses essentially lies with the beneficiaries. But the Bank takes the view that a trustee should accept a certain degree of responsibility and therefore carries out adequate risk management.

Trust operations are divided broadly into two categories: designated trusts, which are trusts for which the Bank, in its capacity as trustee, holds discretionary rights for the management of assets, and specified trusts, for which the Bank does not hold such rights. Risk management is conducted for each category.

For designated trusts, Mitsui Asset manages entrusted funds in accordance with contract conditions, such as designated investment targets and preferred asset composition. The Bank also sets clear internal standards for exercising discretionary rights granted by clients and manages respective assets within these established parameters.

For specified trusts, the Bank conducts a trustee examination, similar to that for designated trusts, at the time a new contract is formed. The compatibility of the request to the Bank's capabilities is confirmed and procedural strategy is checked.

Auditing Structure

At Mitsui Asset, the Internal Auditing Department, which is independent of actual operating departments, formulates internal auditing plans, in line with the policy set by Mitsui Trust Holdings for maintaining an internal auditing perspective consistent throughout the Group, and undertakes internal audits of all relevant head office and main branch departments as well as staffed branches, and verifies the suitability and effectiveness of such aspects as the internal control structure.

The results of internal audits are reported to the Board of Directors and the Internal Control Executive Council. In addition, a system is in place for instructing a relevant operating unit to implement corrective measures, should problems appear in the internal control structure or other pertinent system of that unit.

Mitsui Asset executes accounting audits based on the Commercial Code through auditing corporations. The Bank also undergoes external audits to validate the effectiveness of its internal control structure, along with statement audits on pension operations according to the Japanese version of the Statement on Auditing Standards and inspections on the status of conformity to the investment performance standard of the Security Analysts Association of Japan.

These efforts substantiate the Bank's commitment to making internal controls more sophisticated and earning greater client confidence.

Outline of Mitsui Asset's Risk Management and Compliance Structure



Mitsui Trust Holdings
Supervision, instruction and inspections concerning basic Group policy
Discussion and reports
Board of Directors
Audits
Board of Corporate Auditors
Corporate Auditors
Formulation of basic policy
Supervision and instruction
Set agenda for discussion
Reports
Audits
Management Meeting: Discusses risk management and compliance issues
Reports
Rules for Risk Management, Rules of Compliance
Internal audits
Risk Management Dept.: Supervises risk management and compliance
Headquarters departments
Internal audits
Rules for Internal Audits and others
Internal Audit Dept.
Compliance
Legal risk
Procedural risk
System risk
Operational risks
Credit risk
Market risk
Liquidity risk
Internal audits
Department and branch compliance officers

Mitsui Trust Financial Group Perspective

Trust banks accept funds from people and organizations and in turn facilitate a steady flow of funds for various financial purposes that ultimately benefit the economy. Striving to demonstrate their trust function in satisfying the diverse needs of the people, trust banks assume a public mission and a social responsibility to contribute to the development of the national economy.

Unfolding liberalization, deregulation and other finance-related developments, however, require all financial institutions to uphold the principle of self-responsibility in conducting business. Consequently, efforts to comply with prevailing laws and ordinances and establish a structure that ensures compliance have assumed paramount importance.

Against this backdrop, financial institutions are expected to operate as private corporations, with their social obligations and public missions evolving onto a higher plane. Fulfillment of this dual designation is a vital prerequisite in securing the unwavering trust of clients and society as a whole.

Sound and appropriate management is indispensable in the effort to sustain and further elevate the level of trust accorded to us by the market. Such management status is grounded in the principle of self-responsibility, which demands rigorous self-discipline. From this perspective, compliance is one of the most important management issues at Mitsui Trust Financial Group and one that the Group will continue to uphold.

Strictly speaking, compliance means rigid observance of laws and ordinances, but a broader perspective embraces social criteria as well. For the Group, trust is its biggest asset. Therefore, achieving compliance is a foregone conclusion, and executives and employees alike must conscientiously incorporate compliance into their daily routines.

Compliance at Mitsui Trust Holdings

The Internal Risk Control Department is the supervisory unit for compliance at Mitsui Trust Holdings. The department promotes various measures to ascertain compliance status for Mitsui Trust Financial Group. These measures include the establishment of a reporting structure and the preparation of Rules of Compliance, which set forth a basic policy on business ethics and provides guidelines governing the conduct of employees, Rules for Compliance Management, which set criteria related to compliance conditions at the Bank, and the Compliance Manual, a detailed handbook.

Compliance at Chuo Mitsui

Supervision of compliance status at Chuo Mitsui is the responsibility of the Corporate Risk Management Department, which promotes measures to reinforce the compliance structure based on Group policy. For example, the Bank encourages employees to read and fully understand the Rules of Compliance and the Compliance Manual, which is updated as necessary.

The Bank also formulated the Compliance Program, a concrete action agenda for compliance, and promotes a variety of measures, such as the development of a compliance structure and the implementation of training courses.

In addition, the Bank checks the status of compliance at staffed branches and head office departments through self-implemented inspections in each location as well as internal audits conducted by the Internal Audit Department.

Compliance at Mitsui Asset

The Risk Management Department has been designated as the supervisory unit for compliance at Mitsui Asset. In line with Group policy, compliance methods mirror those described above for Chuo Mitsui but the measures used to improve compliance status are fine tuned to the characteristics of the Bank's own focus on pension and securities trust businesses.

How to Read the Financial Statements of Trust Banks

Trust Account and Banking Account

Trust banks keep two types of account: the banking account, which is the institution's own; and the trust account, which is the account of beneficiaries. Trust banks have a number of trust accounts, reflecting the fact that they must separately administer the assets of each trust contract. In principle, details of individual accounts are disclosed only to trustors or beneficiaries. Nevertheless, the total balances of money and pension trusts are recorded in the trust account's aggregate balance sheet. The main assets and liabilities of the trust account with principal guarantee agreement are also disclosed.

Although trust assets nominally belong to trust banks, in fact they belong to the beneficiaries. The institutions therefore receive trust fees for managing these accounts. After deductions for fees and expenses, the profits generated with these accounts all become trust assets.

Trust fees represent one source of income in the banking account. In other words, the banking account income statement reflects both earnings from banking operations and from trust operations.

The Concept of Net Operating Profit *(Gyomu Juneki)*

To calculate core profits—excluding items outside core operations, such as stock earnings and losses and write-offs of non-performing assets—we calculate the net operating profit by selecting only those items that express the earnings from core operations from within the income statement.

Net operating profit is calculated by subtracting the general and administrative expenses and the transfer to the general reserve for possible loan losses from gross operating profit. Gross operating profit comprises:

- Net interest income (such as from deposits, loans and marketable securities);
- Net fees and commissions (trust fees, and fees and commissions);
- Net trading gains (earnings from trading purpose transactions); and
- Net other operating income (such as earnings from foreign exchange and bond trading).

Net Operating Profit at Trust Banks

In addition to net operating profit, trust banks disclose net operating profit before trust account write-offs. With trust banks, the net operating profit calculated according to the formula mentioned above does not adequately reflect the profitability of core operations. Trust fees, which are part of business profit, are calculated after subtracting loan write-offs in the trust account. Therefore, net operating profit is smaller than a trust bank's actual profitability in core operations.

To adjust for this difference and more accurately reflect the profitability of core operations, trust banks calculate net operating profit before trust account write-offs. This allows a comparison with other banks according to net operating profit.

Pre-provision profit is calculated by adding back the transfer to general reserve for possible loan losses from net operating profit before trust account write-offs. The purpose of this calculation is to show the trend of a bank's earning power by eliminating all credit costs including transfers to general reserves.

• The Relationship between Ordinary Income and Net Operating Profit

Gross ordinary income (A)		Ordinary expenses (B)	
Trust fees Interest income Fees and commissions Trading gains Other operating income	①	Interest expense Fees and commissions Trading losses Other operating expenses	②
Other income		General and administrative expenses Other expenses	

Ordinary income
This is calculated by deducting ordinary expenses (B) from gross ordinary income (A).
Gross operating profit
The amount remaining after subtracting the highlighted areas in box ② from those in box ① is nearly equal to gross operating profit.
Net operating profit
This results from subtracting general and administrative expenses and the transfer to general reserve for possible loan losses from gross operating profit. The transfer to the general reserve for possible loan losses is part of other expenses.

• Sample Calculation of Net Operating Profit before Trust Account Write-Offs

Net operating profit other than for trust fees	*Trust fees before loan write-offs*	
Net operating profit other than for trust fees (a)	Trust fees (b)	Loan write-offs in the trust account (c)
150	70	30
Net operating profit (a+b)		
220		
Net operating profit before trust account write-offs (a+b+c)		
250		

Consolidated Balance Sheets

Mitsui Trust Holdings, Inc. and Consolidated Subsidiaries
As of March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	2006
ASSETS			
Cash and cash equivalents	¥ 351,462	¥ 448,014	$ 2,991,937
Due from banks other than due from the Bank of Japan	80,097	61,789	681,857
Call loans and bills bought	164,553	12,010	1,400,808
Receivables under resale agreements	900	900	7,661
Receivables under securities borrowing transactions	74,243	53,750	632,016
Monetary claims bought (Note 4)	108,982	116,341	927,747
Trading assets (Note 4)	44,883	29,249	382,082
Securities (Notes 4 and 10)	3,835,789	4,006,293	32,653,356
Money held in trust (Note 5)	7,651	11,785	65,135
Loans and bills discounted (Notes 6 and 10)	7,292,088	7,144,578	62,076,176
Foreign exchanges (Note 7)	37,598	1,881	320,068
Other assets (Notes 8 and 10)	454,267	373,165	3,867,091
Premises and equipment (Notes 9 and 10)	220,351	220,823	1,875,810
Deferred tax assets (Note 27)	164,313	236,157	1,398,766
Goodwill	8,965	9,111	76,320
Customers' liabilities for acceptances and guarantees (Note 11)	1,023,351	771,790	8,711,601
Allowance for possible loan losses	(60,730)	(66,200)	(516,984)
Total	¥13,808,769	¥13,431,441	$117,551,454
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits (Notes 10 and 12)	¥ 8,806,956	¥ 8,937,588	$ 74,971,965
Call money and bills sold (Note 10)	394,088	325,231	3,354,799
Payables under repurchase agreements (Note 10)	38,307	49,999	326,108
Payables under securities lending transactions (Note 10)	840,412	875,826	7,154,271
Trading liabilities	6,945	8,226	59,122
Borrowed money (Notes 10 and 13)	165,445	174,072	1,408,408
Foreign exchanges (Note 7)	47	36	407
Subordinated bonds (Note 14)	211,591	199,675	1,801,234
Subordinated convertible bonds (Note 14)	120	381	1,024
Payables to trust account	1,161,278	1,239,126	9,885,747
Other liabilities (Note 15)	150,615	118,757	1,282,164
Reserve for bonus payment	3,187	3,053	27,133
Reserve for retirement benefits (Note 16)	1,842	1,567	15,688
Reserve for possible losses related to land trust	9,539		81,204
Reserve for expenses related to Expo 2005 Japan		89	
Deferred tax liabilities (Note 27)	29,646	12,914	252,373
Acceptances and guarantees (Note 11)	1,023,351	771,790	8,711,601
Total liabilities	12,843,377	12,718,338	109,333,256
Minority interests	106,541	106,492	906,968
Commitments and contingent liabilities (Note 17)			
Shareholders' equity (Note 18):			
Common stock and preferred stock (Note 19)	261,579	261,504	2,226,777
Capital surplus	126,297	126,171	1,075,142
Retained earnings	274,583	161,516	2,337,476
Land revaluation difference	(15,527)	(14,810)	(132,181)
Net unrealized gains on available-for-sale securities	213,547	73,591	1,817,886
Foreign currency translation adjustments	(539)	(610)	(4,591)
Treasury stock—at cost 1,574,204 shares in 2006 and 1,377,919 shares in 2005	(1,090)	(752)	(9,280)
Total shareholders' equity	858,850	606,611	7,311,229
Total	¥13,808,769	¥13,431,441	$117,551,454

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Income

Mitsui Trust Holdings, Inc. and Consolidated Subsidiaries
Fiscal years ended March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	**2006**
Income:			
Interest income:			
Interest on loans and bills discounted	**¥ 84,237**	¥103,096	**$ 717,097**
Interest and dividends on securities	**72,920**	53,558	**620,760**
Interest on call loans and bills bought	**59**	56	**507**
Other interest income (Note 20)	**8,233**	3,277	**70,087**
Trust fees (Note 21)	**72,049**	89,157	**613,342**
Fees and commissions	**122,711**	99,341	**1,044,616**
Trading gains	**4,503**	7,793	**38,341**
Other operating income (Note 22)	**22,577**	74,841	**192,199**
Other income (Note 23)	**97,135**	82,759	**826,893**
Total income	**484,428**	513,882	**4,123,846**
Expenses:			
Interest expenses:			
Interest on deposits	**17,166**	19,807	**146,136**
Interest on call money and bills sold	**2,418**	596	**20,589**
Interest on borrowings	**4,562**	9,088	**38,836**
Other interest expenses (Note 24)	**22,474**	17,105	**191,323**
Fees and commissions	**15,691**	16,168	**133,576**
Trading losses	**139**	737	**1,186**
Other operating expenses (Note 25)	**19,579**	56,369	**166,672**
General and administrative expenses	**129,007**	127,266	**1,098,220**
Other expenses (Note 26)	**133,467**	116,555	**1,136,181**
Total expenses	**344,507**	363,694	**2,932,723**
Income before income taxes and minority interests	**139,921**	150,188	**1,191,122**
Income taxes (Note 27):			
Current	**12,201**	5,485	**103,872**
Deferred	**1,901**	44,502	**16,187**
Total income taxes	**14,103**	49,987	**120,059**
Minority interests in net income	**6,132**	6,163	**52,207**
Net income	**¥119,684**	¥ 94,036	**$1,018,855**

	Yen		U.S. dollars (Note 1)
	2006	2005	**2006**
Per share of common stock (Note 32):			
Basic net income	**¥139.04**	¥107.85	**$1.18**
Diluted net income	**66.73**	52.42	**0.56**
Cash dividends per share applicable to the year (Note 19):			
Common stock	**4.00**	2.50	**0.03**
Class I convertible preferred stock	**40.00**	40.00	**0.34**
Class II convertible preferred stock	**14.40**	14.40	**0.12**
Class III convertible preferred stock	**20.00**	20.00	**0.17**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Mitsui Trust Holdings, Inc. and Consolidated Subsidiaries
Fiscal years ended March 31, 2006 and 2005

	Thousands		Millions of yen						
	Issued number of shares of common stock	Issued number of shares of preferred stock	Common stock and preferred stock	Capital surplus	Retained earnings	Land revaluation difference	Net unrealized gains on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, March 31, 2004	824,131	270,156	¥261,462	¥125,802	¥ 74,732	¥(14,736)	¥ 17,652	¥ (796)	¥ (806)
Net income					94,036				
Cash dividends					(7,326)				
Reversal of land revaluation difference					74	(74)			
Net unrealized gains on available-for-sale securities, less applicable tax							55,938		
Change in foreign currency translation adjustments								186	
Conversion of convertible bonds	77		42	42					
Net decrease in treasury stock (645 thousand shares)				326					53
Balance, March 31, 2005	824,208	270,156	261,504	126,171	161,516	(14,810)	73,591	(610)	(752)
Net income					119,684				
Cash dividends					(7,335)				
Reversal of land revaluation difference					717	(717)			
Net unrealized gains on available-for-sale securities, less applicable tax							139,955		
Change in foreign currency translation adjustments								70	
Conversion of convertible bonds	136		75	75					
Net increase in treasury stock (196 thousand shares)				50					(337)
Balance, March 31, 2006	**824,345**	**270,156**	**¥261,579**	**¥126,297**	**¥274,583**	**¥(15,527)**	**¥213,547**	**¥(539)**	**¥(1,090)**

	Thousands of U.S. dollars (Note 1)						
	Common stock and preferred stock	Capital surplus	Retained earnings	Land revaluation difference	Net unrealized gains on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, March 31, 2005	$2,226,138	$1,074,077	$1,374,959	$(126,077)	$626,468	$(5,193)	$(6,404)
Net income			1,018,855				
Cash dividends			(62,443)				
Reversal of land revaluation difference			6,104	(6,104)			
Net unrealized gains on available-for-sale securities, less applicable tax					1,191,418		
Change in foreign currency translation adjustments						602	
Conversion of convertible bonds	638	638					
Net increase in treasury stock		426					(2,875)
Balance, March 31, 2006	**$2,226,777**	**$1,075,142**	**$2,337,476**	**$(132,181)**	**$1,817,886**	**$(4,591)**	**$(9,280)**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Cash Flows

Mitsui Trust Holdings, Inc. and Consolidated Subsidiaries
Fiscal years ended March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	2006
Operating activities:			
Income before income taxes and minority interests	¥ 139,921	¥ 150,188	$ 1,191,122
Adjustments for:			
Income taxes paid	(7,104)	(9,222)	(60,479)
Depreciation and amortization	46,023	47,227	391,785
Loss on impairment of fixed assets	540		4,602
Amortization of consolidation goodwill	145	483	1,240
Equity in earnings of associated companies	(905)	(724)	(7,704)
Decrease in allowance for possible loan losses	(5,470)	(33,191)	(46,566)
Increase (decrease) in reserve for bonus payment	134	(34)	1,141
Increase (decrease) in reserve for retirement benefits	275	(262)	2,341
Increase in reserve for possible losses relate to land trust	9,539		81,204
(Decrease) increase in reserve for expenses related to Expo 2005 Japan	(89)	44	(763)
Net gain on securities	(20,937)	(6,343)	(178,239)
Net (gain) loss on money held in trust	(766)	49	(6,523)
Foreign exchange gain—net	(41,403)	(8,723)	(352,463)
Net loss on disposals of premises and equipment	1,079	1,273	9,190
Change in assets and liabilities:			
Increase in trading assets	(15,633)	(8,144)	(133,088)
(Decrease) increase in trading liabilities	(1,281)	3,928	(10,910)
(Increase) decrease in loans and bills discounted	(147,509)	45,374	(1,255,723)
Decrease in deposits	(130,631)	(178,482)	(1,112,039)
Increase (decrease) in borrowed money (excluding subordinated borrowings)	4,372	(27,923)	37,224
(Increase) decrease in due from banks (excluding cash equivalents)	(18,308)	2,504	(155,858)
Increase in call loans and bills bought	(145,493)	(57,156)	(1,238,559)
Increase in receivables under securities borrowing transactions	(20,493)	(19,323)	(174,453)
Increase in call money and bills sold	57,165	57,213	486,638
(Decrease) increase in payables under securities lending transactions	(35,414)	457,644	(301,475)
(Increase) decrease in foreign exchanges (assets)	(35,717)	4,832	(304,053)
Increase in foreign exchanges (liabilities)	11	7	96
Decrease in payables to trust account	(77,847)	(103,973)	(662,700)
Other—net	(26,648)	(7,167)	(226,854)
Net cash (used in) provided by operating activities	(472,449)	310,097	(4,021,871)
Investing activities:			
Purchases of securities	(3,097,698)	(6,379,365)	(26,370,123)
Proceeds from sales of securities	1,293,925	2,853,137	11,014,941
Proceeds from redemption of securities	2,230,062	3,319,477	18,984,102
Increase in money held in trust		(580)	
Decrease in money held in trust	5,231	5,629	44,538
Purchases of premises and equipment	(36,607)	(27,561)	(311,635)
Proceeds from sales of premises and equipment	3,931	7,579	33,469
Payment for purchase of stocks of a subsidiary, net of cash acquired (Note 28)		(10,019)	
Net cash provided by (used in) investing activities	398,845	(231,703)	3,395,292
Financing activities:			
Proceeds from subordinated borrowings		35,000	
Payment of subordinated borrowings	(13,000)	(175,000)	(110,666)
Proceeds from subordinated bonds and subordinated convertible bonds	5,000	161,247	42,564
Redemption of subordinated bonds and subordinated convertible bonds	(2,000)	(100,000)	(17,025)
Issuance of capital stock to minority interests		150	
Dividends paid	(7,335)	(7,326)	(62,443)
Dividends paid for minority interests	(5,279)	(4,592)	(44,943)
Payment for purchase of treasury stock	(404)	(698)	(3,444)
Proceeds from sales of treasury stock	6	3,186	53
Net cash used in financing activities	(23,012)	(88,032)	(195,905)
Foreign currency translation adjustments on cash and cash equivalents	66	134	562
Net decrease in cash and cash equivalents	(96,551)	(9,504)	(821,921)
Cash and cash equivalents, beginning of year	448,014	457,518	3,813,859
Cash and cash equivalents, end of year	¥ 351,462	¥ 448,014	$ 2,991,937

Additional Cash Flows Information

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	2006
Non-cash investing and financing activities:			
Capital stock increased by conversion of convertible bonds	¥ 75	¥ 42	$ 638
Capital surplus increased by conversion of convertible bonds	75	42	638
Treasury stock decreased by transfers of treasury stock related to conversion of convertible bonds	63		543
Capital surplus increased by transfers of treasury stock related to conversion of convertible bonds	46		397
Convertible bonds decreased by conversion into common stock	¥ 260	¥ 85	$ 2,218

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

1. Basis of Presentation

The accompanying consolidated financial statements (banking account) have been prepared from the accounts maintained by Mitsui Trust Holdings, Inc. ("Mitsui Trust Holdings") and its consolidated subsidiaries (together, the "Mitsui Trust Financial Group") in accordance with accounting principles generally accepted in Japan, and certain accounting and disclosure rules under the Securities and Exchange Law of Japan and the Banking Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to Mitsui Trust Holdings' consolidated financial statements issued domestically in order to present them in a form that is more familiar to readers outside Japan. In addition, certain reclassifications and rearrangements have been made in the 2005 consolidated financial statements to conform to classifications and presentations used in 2006.

In 2001, The Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"), purchased from a Japanese commercial bank all shares of Mitsui Asset Trust and Banking Company, Limited ("Mitsui Asset"), which became a wholly owned subsidiary of Chuo Mitsui. The business combination was accounted for as a purchase.

In February 2002, Chuo Mitsui established Mitsui Trust Holdings by way of stock transfers and became a wholly owned subsidiary of Mitsui Trust Holdings. The formation of Mitsui Trust Holdings was accounted for using the pooling-of-interests method in accordance with "Accounting for the Consolidation of the Holding Company Established by Stock Exchange or Stock Transfers," issued by the Japanese Institute of Certified Public Accountants ("JICPA") Accounting Committee Research Report No. 6. Mitsui Trust Holdings then purchased all of the Mitsui Asset shares from Chuo Mitsui, thus completing a series of business reorganization activities resulting in Chuo Mitsui and Mitsui Asset becoming wholly owned subsidiaries of Mitsui Trust Holdings.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui Trust Holdings is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥117.47 to U.S.$1, the approximate rate of exchange at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Amounts less than one million Japanese yen and one thousand U.S. dollars have been truncated, except for per share information. As a result, the total may not be equal to the total of individual amounts.

2. Summary of Significant Accounting Policies

a. Consolidation

The consolidated financial statements as of March 31, 2006 and 2005 include the accounts of Mitsui Trust Holdings and its significant 27 subsidiaries.

Under the control or influence concept, those companies in which the parent company, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which the Mitsui Trust Financial Group has the ability to exercise significant influence are accounted for by the equity method, unless in either case the companies are immaterial.

Investments in three associated companies are accounted for by the equity method in 2006 and 2005.

Investments in unconsolidated subsidiaries are stated at cost. If the equity method of accounting had been applied to the investment in these subsidiaries, the effect on the accompanying consolidated financial statements would not be material.

Any differences between the cost of an acquired subsidiary or associated company and the fair value of its net assets at the date of the acquisition are amortized over a period within 20 years, or charged to income as incurred if such differences are considered to be immaterial.

All significant intercompany transactions, balances and unrealized profits have been eliminated in consolidation.

b. Cash and Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include amounts due from the Bank of Japan.

c. Mark-to-Market Accounting for Trading Purpose Transactions

Transactions for trading purposes (that is, transactions which seek to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in trading assets and trading liabilities on a trade date basis. Trading securities and monetary claims bought for trading purposes recorded in these accounts are stated at market value and trading-related financial derivatives are at the amounts that would be settled if they were terminated at the end of the fiscal year.

Unrealized gains and losses on trading purpose transactions are recognized in the consolidated statements of income.

d. Translation of Foreign Currency Accounts

The consolidated turst bank subsidiaries maintain their accounting records in Japanese yen. Assets and liabilities denominated in foreign currencies are translated into Japanese yen using the exchange rate prevailing at each balance sheet date.

Foreign currency assets and liabilities of other consolidated subsidiaries are principally translated into yen equivalents at the exchange rates prevailing at the fiscal year-end of each company.

e. Securities

Securities other than investments in unconsolidated subsidiaries and associated companies are classified and accounted for, depending on management's intent, as follows:
i) Trading securities, which are held for the purpose of earning capital gains in the near term are reported at fair value, and the related unrealized gains and losses are included in earnings; ii) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost; and iii) available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method.

For other than temporary declines in fair value, securities are reduced to net realizable value by a charge to income.

Securities in money held in trust are classified and accounted for the same as securities described above.

f. Derivative and Hedging Activities

Derivative financial instruments are classified and accounted for as follows:
i) Except as discussed below, all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income; and ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, certain domestic consolidated subsidiaries use the deferral hedge method or the fair value hedge method.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements is recognized and included in interest expenses or income.

g. Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation of premises and equipment owned by the consolidated trust bank subsidiaries is computed by the declining-balance method, while the straight-line method is applied to buildings acquired after April 1, 1998. The range of useful lives is from 10 to 50 years for buildings, and from three to eight years for equipment.

Depreciation of premises and equipment owned by other consolidated subsidiaries is mainly computed by the straight-line method over the estimated useful lives of the respective assets.

h. Software

Capitalized software for internal use is amortized by the straight-line method over the estimated useful lives of the software (principally five years).

i. Impairment of Fixed Assets

In August 2002, the Business Accounting Council ("BAC") issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan ("ASBJ") issued ASBJ Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

Mitsui Trust Financial Group adopted the new accounting standard for impairment of fixed assets as of Apri 1, 2005.

Mitsui Trust Financial Group reviews its long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The effect of adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes and minority interests for the fiscal year ended March 31, 2006 by ¥540 million ($4,602 thousand).

j. Land Revaluation

Under the Law of Land Revaluation, the Mitsui Trust and Banking Company, Limited, elected the one-time revaluation for its own-use land to a value based on real estate appraisal information as of March 31, 1998.

The resulting land revaluation difference represents unrealized appreciation of land and is stated as a component of shareholders' equity. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation difference account and related deferred tax liabilities.

As of March 31, 2006 and 2005, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥5,513 million ($46,934 thousand) and ¥6,556 million, respectively.

k. Bond Issue Expenses

Bond issue expenses are being amortized by the straight-line method over three years and the annual amortization is presented in other expenses in the consolidated statements of income.

l. Allowance for Possible Loan Losses

Allowance for possible loan losses of major consolidated subsidiaries is maintained in accordance with internally established standards for write-offs and allowances for loan losses.
1) For claims against borrowers that are legally bankrupt, such as borrowers under bankruptcy and special liquidation proceedings ("legal bankruptcy"), and to borrowers that are in substantially similarly adverse condition ("virtual bankruptcy"), allowances are maintained at 100% of amounts of claims net of expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.
2) For claims against borrowers that have not yet gone legally or formally bankrupt but that are very likely to become bankrupt ("possible bankruptcy"), allowances are maintained at amounts deemed necessary to absorb losses on the amount of claims less expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees, based on the overall assessment of borrowers' repayment ability.

For claims against large borrowers that are classified as possible bankruptcy and close observation borrowers for which future cash flows could be reasonably estimated, allowances are provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.
3) For claims against other borrowers judged to be legal bankruptcy, virtual bankruptcy and possible bankruptcy borrowers, as mentioned above, allowances are maintained at rates derived from historical loan loss experiences, etc.
4) Allowance for possible loan losses to restructuring countries is maintained in order to cover possible losses based on the political and economic climates of those countries.

All claims are assessed by the operating sections and each Credit Supervision Department based on the internal guidelines for self-assessment on asset quality. Subsequently, the Internal Audit Department, which is independent from the operating sections, reviews these self-assessments, and the allowances are provided based on the results of the self-assessments.

With respect to claims with collateral and/or guarantees extended to borrowers that are legal bankruptcy or virtual bankruptcy borrowers, the unrecoverable amount is estimated by deducting from the amount of claims the realizable value of collateral or the amount likely to be recovered based on guarantees. The outstanding amount thus determined is then directly written off from the amount of claims as the unrecoverable amount, which totaled ¥171,804 million ($1,462,542 thousand) and ¥187,262 million as of March 31, 2006 and 2005, respectively.

Other consolidated subsidiaries provide for "allowance for possible loan losses" based on the past experience and management's assessment of the loan portfolio.

m. Reserve for Bonus Payment

Reserve for bonus payment is provided for the payment of employees' bonuses based on estimated amounts of the future payments attributed to the current fiscal year.

n. Reserve for Retirement Benefits and Pension Plans

Mitsui Trust Holdings and its principal domestic subsidiaries have defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans.

Mitsui Trust Holdings and its principal domestic subsidiaries account for the liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

The unrecognized transitional obligation, determined as of April 1, 2000, by adoption of a new accounting standard, was amortized over five years through March 31, 2005, and the annual amortization is presented in other expenses in the consolidated statements of income.

The existing accounting standard for employees' retirement benefits prohibited recognition of any excess portion of plan assets exceeding the projected benefit obligation that had arisen due to an excess of the actual return of plan assets over the expected return or a reduction of benefits level. This standard was amended in March 2005 to allow recognition of such excess portion of plan assets from the fiscal year ended March 31, 2005. In accordance with the amended standard, the consolidated trust bank subsidiaries recognized excess plan assets due to the actual return of plan assets exceeding the expected return. Such excess was recognized as actuarial gain and is being recognized from the fiscal year ended March 31, 2005. The effect of this change was to increase income before income taxes and minority interests for the fiscal year ended March 31, 2005 by ¥1,414 million.

Effective March 31, 2006, Mitsui Trust Holdings and its consolidated trust bank subsidiaries changed their method of attributing the projected benefits to periods of services from a straight-line basis to a point basis. The effect of this change was to increase unrecognized actuarial gain by ¥5,523 million ($47,021 thousand) which will be recognized over eight to nine years from the fiscal year ending March 31, 2007. There was no effect on net income for the fiscal year ended March 31, 2006.

o. Reserve for Possible Losses Related to Land Trust

Reserve for possible losses related to land trust is provided for estimated losses deemed necessary for potential damages to the compensation rights being acquired, when a lilability for reimbursement, as a trustee of a land trust, is incurred due to the future business circumstances of the land trust.

p. Reserve for Expenses Related to Expo 2005 Japan

Reserve for expenses related to Expo 2005 Japan was provided for the exhibition expenses related to "The 2005 World Exposition, Aichi, Japan" that was held in Aichi Prefecture in 2005. This reserve includes the allowance that is stipulated in Article 57-2 of the Specific Taxation Measures Law.

q. Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

r. Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

s. Leases

All leases are accounted for as operating leases. In accordance with Japanese accounting standards for leases, finance leases that do not transfer ownership of the leased property to the lessee are permitted to be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

t. Cash Dividends

Interim dividends may be paid after the end of the semiannual period, by resolution of the Board of Directors, while fiscal year-end dividends are authorized after the close of each period to which they relate and are reflected in the consolidated statements of shareholders' equity when duly declared and paid.

u. Per Share Information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible bonds and preferred stock at the beginning of the year (or at the time of issuance) with an applicable adjustment for related expense and dividends.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year.

v. New Accounting Pronouncements

(1) Business Combination and Business Divestitures

In October 2003, the BAC issued a Statement of Opinion, "Accounting for Business Combinations," and on December 27, 2005, the ASBJ issued "Accounting Standard for Business Divestitures" and accompanying ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Divestitures." These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. These specific criteria are as follows:

(i) the consideration for the business combination consists solely of common shares with voting rights;

(ii) the ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal; and

(iii) there are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business divestitures, in

a business divestiture where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the divested business is recognized as a gain or loss on business divestiture in the statement of income. In a business divestiture where the interests of the investor continue and the investment is not settled, no such gain or loss on business divestiture is recognized.

(2) Stock Options

On December 27, 2005, the ASBJ issued "Accounting Standard for Share-based Payment" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of shareholders' equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment ransactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

(3) Bonuses to Directors and Corporate Auditors

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASBJ issued ASBJ Practical Issues Task Force ("PITF") No. 13, "Accounting Treatment for Bonuses to Directors and Corporate Auditors," which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

3. *Accounting Change*

Effective April 1, 2004, the consolidated trust bank subsidiaries of Mitsui Trust Holdings changed their method of accounting for trust fees and the corresponding trust costs for individual pension and security trust agreements. Such fees and costs, which had been recorded upon receipt of trust fees from trust accounts, are now recorded on an accrual basis. The effect of this change was to increase income before income taxes and minority interests by ¥480 million for the fiscal year ended March 31, 2005.

4. *Securities*

Securities as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Japanese government bonds	**¥1,708,408**	¥1,795,455	**$14,543,364**
Japanese municipal bonds	**3,275**	2,468	**27,884**
Japanese corporate bonds	**274,435**	243,882	**2,336,220**
Japanese stocks	**966,715**	757,287	**8,229,468**
Other securities	**882,953**	1,207,199	**7,516,418**
Total	**¥3,835,789**	¥4,006,293	**$32,653,356**

The carrying amounts and aggregate fair values of securities (including securities in trading assets and monetary claims bought) as of March 31, 2006 and 2005, were as follows:

	Millions of yen			
March 31, 2006	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				**¥ 26,036**
Available-for-sale:				
Japanese equity securities	**¥ 464,284**	**¥389,042**	**¥13,467**	**839,860**
Japanese debt securities	**1,849,082**	**364**	**70,982**	**1,778,463**
Other	**808,099**	**26,138**	**18,981**	**815,256**
Held-to-maturity	**286,726**	**15**	**4,338**	**282,404**

	Millions of yen			
March 31, 2005	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				¥ 7,106
Available-for-sale:				
Japanese equity securities	¥ 469,553	¥159,454	¥21,091	607,917
Japanese debt securities	2,073,720	2,588	45,827	2,030,481
Other	1,084,566	6,098	14,915	1,075,748
Held-to-maturity	94,947	616	410	95,153

March 31, 2006	Cost	Unrealized gains	Unrealized losses	Fair value
	Thousands of U.S. dollars			
Securities classified as:				
Trading				$ 221,639
Available-for-sale:				
Japanese equity securities	$ 3,952,369	$3,311,846	$114,642	7,149,573
Japanese debt securities	15,740,887	3,098	604,264	15,139,721
Other	6,879,195	222,512	161,586	6,940,121
Held-to-maturity	2,440,848	135	36,928	2,404,055

Note: Values in the consolidated balance sheets reflect fair market values calculated by using the average market prices during the final month of the fiscal period for Japanese stocks and securities investment trusts, and by using the market prices at the end of the fiscal period for securities other than Japanese stocks and securities investment trusts.

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2006 and 2005, were mainly as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Available-for-sale:			
Unlisted Japanese stocks	¥108,373	¥131,630	$ 922,564
Unlisted foreign securities	6,325	57,412	53,849
Subscription certificates	63,750	75,871	542,694
Total	¥178,449	¥264,914	$1,519,108

Proceeds from sales of available-for-sale securities for the fiscal years ended March 31, 2006 and 2005, were ¥1,318,472 million ($11,223,908 thousand) and ¥2,713,193 million, respectively. Gross realized gains and losses on these sales, computed on the moving-average basis, were ¥41,220 million ($350,900 thousand) and ¥8,400 million ($71,510 thousand), respectively, for the fiscal year ended March 31, 2006, and ¥36,606 million and ¥14,630 million, respectively, for the fiscal year ended March 31, 2005.

The carrying values of securities classified as available-for-sale and held-to-maturity by contractual maturities as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Due in one year or less	¥ 406,156	¥ 502,107	$ 3,457,536
Due after one year through five years	850,430	436,131	7,239,553
Due after five years through ten years	1,031,574	1,465,993	8,781,603
Due after ten years	550,502	759,906	4,686,320
Total	¥2,838,664	¥3,164,138	$24,165,013

Corporate stocks in unconsolidated subsidiaries and associated companies totaled ¥18,683 million ($159,047 thousand) and ¥17,941 million as of March 31, 2006 and 2005, respectively.

5. Money Held in Trust

The carrying amounts and aggregate fair values of money held in trust as of March 31, 2006 and 2005, were as follows:

March 31, 2006	Cost	Unrealized gains	Fair value
	Millions of yen		
Money held in trust classified as:			
Trading			¥1,798
Available-for-sale	¥3,811	¥2,041	5,852

March 31, 2005	Cost	Unrealized gains	Fair value
	Millions of yen		
Money held in trust classified as:			
Trading			¥6,273
Available-for-sale	¥3,801	¥1,710	5,511

March 31, 2006	Cost	Unrealized gains	Fair value
	Thousands of U.S. dollars		
Money held in trust classified as:			
Trading			$15,313
Available-for-sale	$32,442	$17,379	49,821

6. Loans and Bills Discounted

Loans and bills discounted as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Bills discounted	¥ 11,510	¥ 11,637	$ 97,985
Loans on notes	602,195	565,113	5,126,375
Loans on deeds	6,009,859	6,011,920	51,160,800
Overdrafts	668,523	555,908	5,691,014
Total	¥7,292,088	¥7,144,578	$62,076,176

Loans to Borrowers in Bankruptcy and Non-Accrual Loans

Loans to borrowers in bankruptcy are included in loans and bills discounted, and totaled ¥11,200 million ($95,347 thousand) and ¥13,364 million as of March 31, 2006 and 2005 respectively.

Loans are generally placed on non-accrual status when substantial doubt is judged to exist as to ultimate collectibility of either principal or interest if they are past due for a certain period or for other reasons.

Loans to borrowers in bankruptcy represent non-accruing loans, after the partial write-off of claims deemed uncollectible, to debtors who are legally bankrupt as defined in article 96, paragraph 1, subparagraphs 3 and 4 of Enforcement Ordinance for the Corporation Tax Law.

Non-accrual loans are included in loans and bills discounted, and totaled ¥59,708 million ($508,285 thousand) and ¥135,145 million as of March 31, 2006 and 2005, respectively.

Non-accrual loans are non-accruing loans other than loans to borrowers in bankruptcy and loans for which interest payment is deferred in order to assist the debtor's financial recovery from financial difficulties.

Loans Past Due Three Months or More

Loans past due three months or more are included in loans and bills discounted, and totaled ¥87 million ($743 thousand) and ¥306 million as of March 31, 2006 and 2005, respectively. Loans classified as loans to borrowers in bankruptcy or non-accrual loans are excluded.

Restructured Loans

Restructured loans are included in loans and bills discounted, and totaled ¥67,197 million ($572,043 thousand) and ¥72,737 million as of March 31, 2006 and 2005, respectively. Such restructured loans are loans on which major consolidated subsidiaries granted concessions (for example, reduction of the face amount or maturity amount of the debt or accrued interest) to debtors in financial difficulties to assist them in their financial recovery and eventually enable them to pay their creditors. Loans classified as loans to borrowers in bankruptcy or non-accrual loans or loans past due three months or more are excluded.

Loans to borrowers in bankruptcy and non-accrual loans, loans past due three months or more and restructured loans totaled ¥138,194 million ($1,176,420 thousand) and ¥221,555 million as of March 31, 2006 and 2005, respectively. These claims are those before deduction of the allowance for possible loan losses.

Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No. 24 "Treatment of Accounting and Auditing Concerning Accounting for Financial Products in the Banking Industry" issued by the JICPA on February 13, 2002. Bills discounted by Chuo Mitsui are permitted to be sold or pledged.

7. Foreign Exchanges

Foreign exchanges as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Assets:			
Due from foreign banks	**¥37,598**	¥1,881	**$320,068**
Total	**¥37,598**	¥1,881	**$320,068**
Liabilities:			
Due to foreign banks	**¥ 41**	¥ 32	**$ 350**
Other	**6**	4	**56**
Total	**¥ 47**	¥ 36	**$ 407**

8. Other Assets

Other assets as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Prepaid expenses	**¥ 2,762**	¥ 2,824	**$ 23,516**
Accrued income	**45,240**	40,408	**385,123**
Prepaid pension expenses	**101,062**	94,356	**860,324**
Receivables for securities transactions	**34,268**	631	**291,723**
Financial derivatives	**20,740**	29,292	**176,559**
Financial stabilization fund contribution	**82,061**	82,061	**698,569**
Other	**168,131**	123,590	**1,431,272**
Total	**¥454,267**	¥373,165	**$3,867,091**

9. Premises and Equipment

Premises and equipment as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Land	**¥ 83,123**	¥ 84,539	**$ 707,612**
Buildings	**45,344**	46,267	**386,006**
Equipment	**9,743**	11,226	**82,944**
Other	**82,140**	78,789	**699,247**
Total	**¥220,351**	¥220,823	**$1,875,810**

Accumulated depreciation amounted to ¥217,017 million ($1,847,425 thousand) and ¥220,001 million as of March 31, 2006 and 2005, respectively.

10. Collateral

The carrying amounts of assets pledged as collateral and the related collateralized debt as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Securities	**¥1,177,019**	¥ 909,402	**$10,019,744**
Loans	**330,010**	204,602	**2,809,313**
Other assets	**213**	411	**1,819**
Total	**¥1,507,243**	¥1,114,416	**$12,830,876**
Deposits	**¥ 3,682**	¥ 18,456	**$ 31,348**
Call money and bills sold	**114,500**	204,500	**974,716**
Payables under repurchase agreements	**38,307**	49,999	**326,108**
Payables under securities lending transactions	**840,412**	875,826	**7,154,271**
Borrowed money	**12,631**	12,356	**107,525**
Total	**¥1,009,533**	¥1,161,139	**$ 8,593,969**

The following assets were pledged as collateral for exchange settlements, for derivative transactions and for certain other purposes as of March 31, 2006 and 2005.

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Securities	**¥320,846**	¥493,404	**$2,731,304**
Other assets	**41**	16	**353**
Total	**¥320,887**	¥493,420	**$2,731,657**

The following assets were pledged or deposited as of March 31, 2006 and 2005.

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Securities deposits (included in premises and equipment)	**¥12,916**	¥13,603	**$109,954**
Deposits for futures transactions (included in other assets)	**157**	276	**1,339**
Total	**¥13,073**	¥13,879	**$111,294**

11. Customers' Liabilities for Acceptances and Guarantees

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liabilities for acceptances and guarantees are shown as assets in the consolidated balance sheets representing Mitsui Trust Holdings' right of indemnity from the applicant.

12. Deposits

Deposits as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Current deposits	**¥ 147,829**	¥ 182,092	**$ 1,258,441**
Ordinary deposits	**1,441,041**	1,424,499	**12,267,311**
Deposits at notice	**15,341**	24,267	**130,597**
Time deposits	**6,677,087**	7,013,610	**56,840,786**
Negotiable certificates of deposit	**426,760**	208,010	**3,632,927**
Other	**98,898**	85,108	**841,900**
Total	**¥8,806,956**	¥8,937,588	**$74,971,965**

13. Borrowed Money

Borrowed money as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Borrowed money	**¥ 28,445**	¥ 24,072	**$ 242,153**
Subordinated borrowings	**112,000**	122,000	**953,434**
Perpetual subordinated borrowings	**25,000**	28,000	**212,820**
Total	**¥165,445**	¥174,072	**$1,408,408**

The weighted-average rates calculated from the interest rates and the balances as of March 31, 2006 and 2005, were 2.62% and 3.51%, respectively.

Annual maturities of borrowed money as of March 31, 2006, for the next five years were as follows:

Fiscal year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥20,900	$177,923
2008	6,597	56,165
2009	39,022	332,187
2010	2,180	18,557
2011	1,308	11,142
Total	¥70,009	$595,977

14. Subordinated Bonds and Subordinated Convertible Bonds

Subordinated bonds and subordinated convertible bonds as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Issuer: Chuo Mitsui,			
Unsecured perpetual subordinated bonds, 2.78% (3.07% in 2005)	¥ 16,100	¥ 16,100	$ 137,056
2.03% unsecured subordinated bonds due 2015	40,000	40,000	340,512
1.27% unsecured subordinated callable bonds due 2015	30,000	30,000	255,384
5.506% USD unsecured perpetual subordinated notes	99,849	91,247	850,000
2.06% unsecured perpetual subordinated bonds	5,000		42,564
Issuer: MTI Capital (Cayman) Ltd., 0.5% Japanese yen subordinated convertible bonds due 2007	120	381	1,024
Issuer: MTI Finance (Cayman) Ltd., Subordinated bonds, 1.21% to 6.36% (1.24% to 4.44% in 2005), due 2006 to 2011	20,641	22,327	175,717
Total	¥211,711	¥200,056	$1,802,259

Annual maturities of bonds as of March 31, 2006, for the next five years were as follows:

Fiscal year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥14,500	$123,435
2008	3,761	32,024
2009		
2010		
2011		
Total	¥18,261	$155,460

The aforementioned convertible bonds are convertible into common stock of Mitsui Trust Holdings at the conversion prices set forth below, subject to adjustment under certain circumstances.

The conversion price per share was as follows:

March 31, 2006	Conversion price per share
Issuer: MTI Capital (Cayman) Ltd., 0.5% Japanese yen subordinated convertible bonds due 2007	¥1,100

15. Other Liabilities

Other liabilities as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Accrued expenses	¥ 31,485	¥ 33,214	$ 268,026
Unearned income	2,364	3,479	20,129
Financial derivatives	47,219	35,360	401,970
Other	69,546	46,703	592,038
Total	¥150,615	¥118,757	$1,282,164

16. Retirement and Pension Plans

Employees who terminate their services with Mitsui Trust Holdings or certain domestic consolidated subsidiaries are, under most circumstances, entitled to retirement and pension benefits determined by reference to basic rates of pay at the time of termination, length of service and conditions under which the termination occurs. If the termination is involuntary, caused by retirement at the mandatory retirement age or caused by death, the employee is entitled to greater payment than in the case of voluntary termination.

Mitsui Trust Holdings and its principal domestic subsidiaries have defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans. Certain domestic consolidated subsidiaries have lump-sum severance indemnity plans and integrated contributory pension plans.

The consolidated trust bank subsidiaries contributed certain available-for-sale securities with a fair value to the employee retirement benefit trust for their pension plans. The securities held in this trust are qualified as plan assets.

The funded status for employees' retirement benefits as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Projected benefit obligation	¥(175,594)	¥(179,639)	$(1,494,805)
Fair value of plan assets	295,101	230,012	2,512,147
Unrecognized prior service cost	(951)	(1,902)	(8,098)
Unrecognized actuarial (gain) loss	(19,336)	44,318	(164,607)
Net amount accrued on the consolidated balance sheets	99,219	92,788	844,636
Prepaid pension expenses (included in other assets)	101,062	94,356	860,324
Reserve for retirement benefits	¥ (1,842)	¥ (1,567)	$ (15,688)

The components of net periodic benefit costs for the fiscal years ended March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Service cost	**¥ 3,160**	¥ 3,422	**$ 26,907**
Interest cost	**3,398**	3,415	**28,930**
Expected return on plan assets	**(17,328)**	(12,638)	**(147,510)**
Amortization of prior service cost	**(951)**	(1,167)	**(8,098)**
Recognized acturial loss	**7,536**	5,805	**64,160**
Amortization of transitional obligation for retirement benefits		7,173	
Other	**1,852**	3,588	**15,773**
Net periodic benefit (income) costs	**¥ (2,330)**	¥ 9,599	**$ (19,836)**

Assumptions used for the fiscal years ended March 31, 2006 and 2005, were as follows:

	2006	2005
Discount rate	**1.9%**	1.9%
Expected rate of return on plan assets	**7.5%**	5.4%
Method of attributing the projected benefits to periods of services	**Mainly point basis**	Straight-line basis
Amortization period of prior service cost	**5 years**	5 years
Recognition period of actuarial loss	**8 to 9 years**	9 to 10 years
Amortization period of transitional obligation		5 years

Note: Effective March 31, 2006, the method of attributing the projected benefits to periods of services was changed (See Note 2(n)).

17. Commitments and Contingent Liabilities

a. Certain consolidated subsidiaries issue commitments to extend credit and establish credit lines for overdraft by making agreements to meet the financing needs of their customers. The total balance of unused commitment lines as of March 31, 2006 and 2005, was ¥1,933,526 million ($16,459,744 thousand) and ¥1,804,952 million, respectively, of which commitment lines whose maturities are less than one year were ¥1,812,077 million ($15,425,876 thousand) and ¥1,733,555 million, respectively.

Many of these commitment lines expire without being drawn. As such, the total balance of unused commitment lines does not necessarily impact on future cash flows of the subsidiaries. Furthermore, many commitment lines contain provisions that allow the subsidiaries to refuse to advance funds to the customers or reduce the contract amount of the commitment lines under certain conditions.

The subsidiaries may also request customers to provide collateral, if necessary, such as real estate or securities on the execution date of the contract. After the execution date, the subsidiaries periodically monitor the customers' creditworthiness over the term of the contracts in accordance with internal policies, and take measures to manage the credit exposures such as by revising the terms of the contracts, if necessary.

b. Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by Chuo Mitsui. Regarding guaranteed trusts, Chuo Mitsui guaranteed the principal amount of ¥1,348,871 million ($11,482,692 thousand) and ¥1,477,846 million for certain money trusts as of March 31, 2006 and 2005, respectively, and ¥1,308,176 million ($11,136,261 thousand) and ¥1,620,039 million for loan trusts as of March 31, 2006 and 2005, respectively.

18. Shareholders' Equity

Through May 1, 2006, Japanese companies are subject to the Commercial Code of Japan (the "Code").

The Code requires that all shares of capital stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as capital stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Code also provides that an amount of 10% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 25% of capital stock. The amount of total legal reserve and additional paid-in capital that exceeds 25% of the capital stock may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Code. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the stated capital by resolution of the Board of Directors.

The Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of capital stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code was ¥59,114 million ($503,232 thousand) as of March 31, 2006, based on the amount recorded in the parent company's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On May 1, 2006, a new company law (the "Company Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Company Law that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Company Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as: (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation.

The Company Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Company Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock. The limitation is defined as the amount available for distribution to the shareholders, but the amount of net assets after dividends must be maintained at no less than ¥3 million.

(b) Increases/decreases and transfer of capital stock, reserve and surplus

The Company Law requires that an amount equal to 10% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 25% of the capital stock. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of the capital stock may be made available for dividends by resolution of the shareholders. Under the Company Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Company Law also provides that capital stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

(c) Treasury stock and treasury stock acquisition rights

The Company Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Company Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Company Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

On December 9, 2005, the ASBJ published a new accounting standard for presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

Under the revised Banking Law of Japan that became effective on May 1, 2006, the consolidated trust bank subsidiaries are required to appropriate an amount equal to 20% of dividends a a legal reserve or as additional paid-in capital depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 100% of the capital stock.

Under the revised Banking Law of Japan, the consolidated trust bank subsidiaries are required to maintain an amount of ¥2,000 million or more of capital stock. The revised Banking Law of Japan also provides that capital stock can be reduced with an approval of Prime Minister of Japan.

19. Common Stock and Preferred Stock

Common stock and preferred stock as of March 31, 2006, consisted of the following:

Class of stock	Number of shares (Thousands) Authorized	Issued	Per share (Yen) Fiscal year-end cash dividend
Common stock	4,068,332	824,345	¥ 4.00
Class I convertible preferred stock	20,000	20,000	40.00
Class II convertible preferred stock	93,750	93,750	14.40
Class III convertible preferred stock	156,406	156,406	20.00

Mitsui Trust Holdings issued three classes of non-voting, non-cumulative and non-participating preferred stock. These preferred stocks are convertible into common stock at the specific convertible price. The preferred shareholder shall be entitled, in priority to any payment of dividends on or in respect of any other class of share, to the specific annual dividend.

Preferred shareholders receive liquidation at ¥1,600 per share and do not have the right to participate in any further liquidation distribution.

The preferred stocks are convertible for a fixed period of time at the option of the shareholder. Unless previously converted by the preferred shareholder, all outstanding preferred shares will be mandatorily exchanged for fully paid shares of common stock on a specific day, at the number of common shares calculated by the market price per share on the day following the day of each convertible due.

Issue terms of each preferred stock are as follows:

	Preferred stock Class I	Class II	Class III
Annual dividend	¥40.00	¥14.40	¥20.00
Convertible due	July 31, 2018	July 31, 2009	July 31, 2009
Convertible price	¥395.40	¥450.00	¥450.00

20. Other Interest Income

Other interest income for the fiscal years ended March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Interest on due from banks	**¥ 887**	¥ 812	**$ 7,554**
Interest on interest rate swaps	**5,593**	924	**47,614**
Interest on monetary claims bought	**1,696**	1,416	**14,441**
Other	**56**	122	**477**
Total	**¥8,233**	¥3,277	**$70,087**

21. Trust Fees

Chuo Mitsui and Mitsui Asset receive fees for controlling and managing trust properties held under trust agreements between them and their clients.

22. Other Operating Income

Other operating income for the fiscal years ended March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Gains on sales and redemption of bonds	**¥ 4,086**	¥40,035	**$ 34,791**
Gains on sales of loans	**16,707**	34,414	**142,231**
Other	**1,782**	391	**15,176**
Total	**¥22,577**	¥74,841	**$192,199**

23. Other Income

Other income for the fiscal years ended March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Gains on sales of stocks and other securities	**¥42,053**	¥34,431	**$357,991**
Gains on money held in trust	**1,150**	454	**9,796**
Lease-related income	**30,871**	31,328	**262,805**
Other	**23,059**	16,545	**196,300**
Total	**¥97,135**	¥82,759	**$826,893**

24. Other Interest Expenses

Other interest expenses for the fiscal years ended March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Interest on subordinated bonds	**¥ 8,027**	¥ 4,926	**$ 68,337**
Interest on subordinated convertible bonds		2	**7**
Interest on payables under repurchase agreements and payables under securities lending transactions	**10,310**	6,183	**87,774**
Other	**4,135**	5,993	**35,203**
Total	**¥22,474**	¥17,105	**$191,323**

25. Other Operating Expenses

Other operating expenses for the fiscal years ended March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Losses on foreign exchange	**¥ 984**	¥ 647	**$ 8,379**
Losses on sales and redemption of bonds	**9,653**	49,492	**82,175**
Losses on derivatives	**6,626**	4,406	**56,412**
Other	**2,314**	1,822	**19,704**
Total	**¥19,579**	¥56,369	**$166,672**

26. Other Expenses

Other expenses for the fiscal years ended March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Net provision of allowance for possible loan losses	**¥ 15,266**	¥ 10,888	**$ 129,957**
Losses on sales of loans	**14,651**	2,401	**124,721**
Write-off of loans	**28,132**	20,531	**239,490**
Losses on sales of stocks and other securities	**7,445**	6,592	**63,380**
Losses on devaluation of stocks and other securities	**6,224**	9,220	**52,991**
Losses on money held in trust	**384**	503	**3,272**
Lease-related expenses	**28,586**	29,488	**243,354**
Provision for possible losses related to land trust	**9,539**		**81,204**
Losses on disposal of premises and equipment	**1,253**	1,652	**10,674**
Losses on impairment of fixed assets	**540**		**4,602**
Amortization of transitional obligation for retirement benefits		7,173	
Other	**21,442**	28,103	**182,532**
Total	**¥133,467**	¥116,555	**$1,136,181**

27. Income Taxes

Mitsui Trust Holdings and its domestic consolidated subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.69% for the fiscal years ended March 31, 2006 and 2005.

The tax effects of significant temporary differences and loss carryforwards, which resulted in deferred tax assets and liabilities as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Deferred tax assets:			
Allowance for possible loan losses	**¥ 33,048**	¥ 47,459	**$ 281,337**
Tax loss carryforwards	**206,636**	237,068	**1,759,061**
Securities	**27,864**	29,871	**237,201**
Reserve for retirement benefits	**13,107**	618	**111,584**
Other	**44,924**	56,128	**382,434**
Valuation allowance	**(75,114)**	(117,775)	**(639,434)**
Total deferred tax assets	**250,467**	253,371	**2,132,186**
Deferred tax liabilities:			
Net unrealized gains on available-for-sale securities	**(100,366)**	(13,648)	**(854,400)**
Other	**(15,434)**	(16,479)	**(131,393)**
Total deferred tax liabilities	**(115,801)**	(30,127)	**(985,793)**
Net deferred tax assets	**¥ 134,666**	¥223,243	**$1,146,393**

A reconciliation between the normal effective statutory tax rate and the actual effective tax rates reflected in the accompanying consolidated statements of income for the fiscal years ended March 31, 2006 and 2005, was as follows:

	2006	2005
Normal effective statutory tax rate	**40.69%**	40.69%
Valuation allowance	**(30.63)**	(7.44)
Other—net	**0.02**	0.04
Actual effective tax rate	**10.08%**	33.28%

28. Transactions Related to Cash Flows

Assets and liabilities of Tokyo Securities Transfer Agent Co., Ltd., which was newly consolidated with Mitsui Trust Holdings through the acquisition of 73.3% of its stocks in the fiscal year ended March 31, 2005, were as follows:

	2005
	Millions of yen
Securities	¥ 954
Reserve for retirement benefits	(411)
Other assets and liabilities	2,118
Minority interests	(709)
Goodwill	9,996
Purchase price of common stock	11,948
Cash and cash equivalent of Tokyo Securities Transfer Agent Co., Ltd.	(1,928)
Payment for purchase of stocks, net of cash acquired	¥10,019

29. Leases

Lessee

Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥69 million ($592 thousand) and ¥35 million for the fiscal years ended March 31, 2006 and 2005, respectively.

Pro forma information on leased property such as acquisition cost and accumulated depreciation and obligations under finance leases as of March 31, 2006 and 2005, and the related depreciation expense and interest expense under finance leases for the fiscal years ended March 31, 2006 and 2005, on an "as if capitalized" basis were as follows:

	Millions of yen		
	2006		
	Equipment	Other assets	Total
Acquisition cost	¥110	¥23	¥133
Accumulated depreciation	71	23	95
Net leased property	¥ 38	¥ 0	¥ 38

	Millions of yen		
	2005		
	Equipment	Other assets	Total
Acquisition cost	¥430	¥24	¥454
Accumulated depreciation	314	19	334
Net leased property	¥115	¥ 4	¥120

	Thousands of U.S. dollars		
	2006		
	Equipment	Other assets	Total
Acquisition cost	$937	$202	$1,139
Accumulated depreciation	610	198	809
Net leased property	$326	$ 3	$ 330

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Obligations under finance leases:			
Due within one year	¥16	¥110	$139
Due after one year	22	12	193
Total	¥39	¥122	$333

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Depreciation expense	¥66	¥31	$563
Interest expense	1	2	9
Total	¥67	¥34	$572

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of income, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancellable operating leases as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Due within one year	¥ 8	¥ 7	$ 68
Due after one year	9	17	83
Total	¥17	¥24	$152

Lessor

Total leases receipts under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥28,572 million ($243,228 thousand) and ¥29,184 million for the fiscal years ended March 31, 2006 and 2005, respectively.

Information on leased property that does not transfer ownership of the leased property to the lessee as of March 31, 2006 and 2005, was as follows:

	Millions of yen		
	2006		
	Equipment	Other assets	Total
Acquisition cost	¥133,125	¥13,009	¥146,135
Accumulated depreciation	64,463	5,895	70,358
Accumulated impairment losses	146	5	152
Net leased property	¥ 68,516	¥ 7,108	¥ 75,625

	Millions of yen		
	2005		
	Equipment	Other assets	Total
Acquisition cost	¥183,829	¥14,795	¥198,625
Accumulated depreciation	122,887	8,743	131,630
Net leased property	¥ 60,942	¥ 6,051	¥ 66,994

	Thousands of U.S. dollars		
	2006		
	Equipment	Other assets	Total
Acquisition cost	$1,133,276	$110,749	$1,244,026
Accumulated depreciation	548,762	50,184	598,946
Accumulated impairment losses	1,243	50	1,293
Net leased property	$ 583,271	$ 60,514	$ 643,785

Receivables under finance leases as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Due within one year	**¥23,587**	¥24,582	**$200,799**
Due after one year	**49,576**	46,059	**422,037**
Total	**¥73,164**	¥70,641	**$622,837**

Depreciation expense and interest income under finance leases for the fiscal years ended March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Depreciation expense	**¥26,224**	¥26,853	**$223,243**
Interest income	**1,583**	975	**13,483**
Total	**¥27,808**	¥27,828	**$236,726**

Interest income, which is not reflected in the accompanying consolidated statements of income, was computed by the interest method.

The minimum rental commitments under noncancellable operating leases as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Due within one year	**¥18**	¥1,306	**$159**
Due after one year	**45**	2,423	**388**
Total	**¥64**	¥3,730	**$547**

30. Derivatives Information

Derivative Transactions

a. Instruments

The primary derivative transactions undertaken by Mitsui Trust Financial Group are listed below.

Interest rate derivatives: interest futures, interest rate future options, interest rate swaps, caps, floors, swaptions

Bond derivatives: bond futures, bond future options, over-the-counter bond options

Currency derivatives: foreign exchange contracts, currency swaps, currency options

Stock derivatives: stock index futures, equity swaps, stock forward transactions

Other: credit derivatives

b. Purposes and Policies for Derivative Transactions

Mitsui Trust Financial Group employs derivative transactions as a vital tool to meet the increasingly sophisticated and diversified financial needs of clients, to keep the market risk exposure on its own assets and liabilities to a level commensurate with its risk management capacity and to seek to capture gains primarily through price fluctuations. Derivative transactions involve various risks, including market risk, which arise through changing interest rates and price fluctuations. Mitsui Trust Financial Group must be aware of the characteristics and volume of such risk and enforce strict risk management processes to hedge the risks inherent in derivative transactions.

c. Contents of Risks for Derivative Transactions

(1) Market Risk

Market risk is the potential for loss caused by fluctuations in the fair value of financial products or portfolios, owing to changes in market volatility on the market prices of traded products, such as interest rates, foreign exchange rates and marketable securities. Mitsui Trust Financial Group measures risk volume through such means as basis point value ("BPV")* and value at risk ("VaR")**.

VaR of the transactions for trading purposes for the fiscal years ended March 31, 2006 and 2005***, is presented below.

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Maximum	**¥1,868**	¥1,776	**$15,910**
Minimum	**36**	101	**312**
Average	**541**	433	**4,607**
End of year	**40**	101	**341**

* BPV shows the change in fair value of transactions when interest rates change by one basis point (0.01%).

** VaR is a method to statistically gauge the maximum portfolio loss at a certain probability during a given holding period, thereby facilitating standardized measurement of risk across different products, including interest rates, foreign exchange rates and bonds.

*** Measurement assumes a confidence level of 99% and a holding period of 10 days.

(2) Credit Risk

Credit risk is the possibility of reduction or complete elimination of fair value on transactions, owing to such adverse developments as the worsening financial position of a borrower. In the case of derivative transactions, credit risk is not the loss of the assumed principal but the cost, or reconstruction cost, extended to conclude an agreement with a third party having cash flow equivalent to the amount at the time the original counterparty defaulted.

Mitsui Trust Financial Group's credit equivalent—determined on a consolidated basis according to Bank for International Settlements (BIS) capital adequacy standards—comprises latent credit exposure plus reconstruction costs. The amounts as of March 31, 2006 and 2005, were comprised of the following components:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Interest rate swaps	**¥111,151**	¥109,507	**$ 946,214**
Currency swaps	**937**	1,798	**7,979**
Foreign exchange contracts	**38,214**	26,268	**325,312**
Interest options (Buy)	**3,139**	922	**26,727**
Currency options (Buy)	**752**	270	**6,402**
Stock derivative transactions		1,062	
Effect of close-out netting agreements that reduce Mitsui Trust Financial Group's credit risk exposure	**(90,268)**	(75,845)	**(768,441)**
Total	**¥ 63,926**	¥ 63,985	**$ 544,193**

d. Risk Management System for Derivative Transactions

Mitsui Trust Financial Group is fully aware of the social responsibility and public mission that is incumbent upon financial institutions. Members of Mitsui Trust Financial Group therefore assume risk only within strategic objectives and risk-hedging capabilities, based on suitable risk management, and adhere to a basic risk management policy to secure appropriate returns on investment.

As the holding company for Mitsui Trust Financial Group, Mitsui Trust Holdings monitors risk management for the entire Mitsui Trust Financial Group, oversees the system for securing appropriate profits and for managing risk at the consolidated trust bank subsidiaries, and provides guidance for enhancing the system when and where necessary.

The consolidated trust bank subsidiaries have established their own Rules for Risk Management geared to respective operating scale and business characteristics, in accordance with the risk management direction of Mitsui Trust Financial Group that Mitsui Trust Holdings has set forth in its Rules for Risk Management, and utilize these rules to undertake appropriate risk management.

With regard to market risk, specifically, Chuo Mitsui maintains a basic policy through its Rules for Market Risk Management and follows Regulations for Market Risk Management to reinforce and control accurate hedging techniques and risk. A cross-check structure has been established whereby the divisions that execute transactions are clearly separate from the divisions that process the transactions, and overall management of market risk is consolidated under the Corporate Risk Management Department, which is independent of both the front and back offices and pinpoints the status of activities undertaken by both office categories.

This department identifies and analyzes groupwide risk, tracks compliance of risk limits and reports to the director in charge on a daily basis and to the Executive Committee on a monthly basis.

With regard to hedge transactions, Chuo Mitsui has prepared Rules for Hedge Transactions to maintain suitable control of hedge transactions.

For credit risk, Chuo Mitsui follows its Rules for Credit Risk Management, which provide direction for regulating credit risk on loans, fund transactions, derivative transactions and other credit-related risks, and works to forge a stronger credit risk management structure.

Credit lines for derivative and other transactions are established through strict procedures, in accordance with trading standards provided separately. The compliance status of such credit lines and other conditions are appropriately monitored.

Fair Value of Transactions

The following transactions are stated at fair value and unrealized gains (losses) are reflected in the consolidated statements of income. Transactions which qualify for hedge accounting are excluded from the following table.

Interest rate transactions

	Millions of yen			
	2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	**¥ 6,013**		**¥ 8**	**¥ 8**
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	**4,299,723**	**¥3,249,261**	**(15,138)**	**(15,138)**
Floating rate receipt, fixed rate payment	**4,232,858**	**3,152,556**	**22,628**	**22,628**
Floating rate receipt, floating rate payment	**32,200**	**32,200**	**3,414**	**3,414**
Caps:				
Selling	**32,223**	**29,223**	**(80)**	**183**
Buying	**21,352**	**21,352**	**62**	**2**
Others:				
Selling	**112,050**	**64,850**	**(1,031)**	**46**
Buying	**34,554**	**22,272**	**815**	**340**
Total			**¥ 10,679**	**¥ 11,486**

	Millions of yen 2005			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	¥ 98,842		¥ 162	¥ 162
Buying	70,724		(423)	(423)
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	3,372,963	¥2,689,806	54,456	54,456
Floating rate receipt, fixed rate payment	3,278,010	2,567,044	(39,959)	(39,959)
Floating rate receipt, floating rate payment	32,200	32,200	3,746	3,746
Caps:				
Selling	28,517	25,517	(61)	292
Buying	18,110	15,110	45	(24)
Others:				
Selling	107,550	49,050	(1,401)	65
Buying	24,000	10,000	320	(27)
Total			¥ 16,886	¥ 18,288

	Thousands of U.S. dollars 2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	**$ 51,189**		**$ 75**	**$ 75**
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	**36,602,733**	**$27,660,353**	**(128,867)**	**(128,867)**
Floating rate receipt, fixed rate payment	**36,033,530**	**26,837,117**	**192,635**	**192,635**
Floating rate receipt, floating rate payment	**274,112**	**274,112**	**29,065**	**29,065**
Caps:				
Selling	**274,308**	**248,769**	**(688)**	**1,561**
Buying	**181,772**	**181,772**	**533**	**17**
Others:				
Selling	**953,860**	**552,055**	**(8,781)**	**399**
Buying	**294,151**	**189,597**	**6,940**	**2,896**
Total			**$ 90,912**	**$ 97,783**

Note: The fair value of listed transactions is calculated according to closing market prices on the Tokyo International Financial Futures Exchange and other exchanges. The fair value of over-the-counter transactions is calculated according to discounted present value, the option pricing model and other valuation techniques.

Currency transactions

	Millions of yen 2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	**¥ 50,512**	**¥3,524**	**¥ (163)**	**¥ (163)**
Foreign exchange contracts:				
Selling	**1,392,408**		**(17,947)**	**(17,947)**
Buying	**1,541,241**		**18,776**	**18,776**
Currency options:				
Selling	**33,361**		**(94)**	**101**
Buying	**42,876**		**323**	**(158)**
Total			**¥ 894**	**¥ 608**

	Millions of yen 2005			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	¥128,820		¥ (428)	¥ (428)
Foreign exchange contracts:				
Selling	785,616		(18,437)	(18,437)
Buying	863,282		18,131	18,131
Currency options:				
Selling	9,554		(164)	(40)
Buying	10,627		164	19
Total			¥ (734)	¥ (754)

	Thousands of U.S. dollars 2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	**$ 430,000**	**$30,000**	**$ (1,393)**	**$ (1,393)**
Foreign exchange contracts:				
Selling	**11,853,312**		**(152,782)**	**(152,782)**
Buying	**13,120,301**		**159,843**	**159,843**
Currency options:				
Selling	**284,000**		**(802)**	**861**
Buying	**365,000**		**2,752**	**(1,348)**
Total			**$ 7,617**	**$ 5,179**

Note: The fair value of over-the-counter currency transactions is calculated according to discounted present value, the option pricing model and other valuation techniques.

Stock transactions

	Millions of yen		
	2006		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Listed:			
Stock index futures:			
Selling	**¥1,646**	**¥(56)**	**¥(56)**

	Thousands of U.S. dollars		
	2006		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Listed:			
Stock index futures:			
Selling	**$14,012**	**$(476)**	**$(476)**

Note: The fair value of listed transactions is calculated according to closing market prices on the stock exchanges, such as the Tokyo Stock Exchange.

Bond transactions

	Millions of yen		
	2006		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	**¥16,332**	**¥ (37)**	**¥ (37)**
Buying	**13,413**	**(67)**	**(67)**
Total		**¥(104)**	**¥(104)**

	Millions of yen		
	2005		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	¥4,108		
Buying	574	¥ (2)	¥ (2)

	Thousands of U.S. dollars		
	2006		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	**$139,032**	**$(315)**	**$(315)**
Buying	**114,182**	**(570)**	**(570)**
Total		**$(885)**	**$(885)**

Note: The fair value of listed transactions is calculated according to closing market prices on the stock exchanges, such as the Tokyo Stock Exchange.

Credit derivative transactions

	Millions of yen			
	2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	**¥71,000**	**¥1,000**	**¥535**	**¥535**

	Millions of yen			
	2005			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	¥77,000	¥72,000	¥590	¥590

	Thousands of U.S. dollars			
	2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	**$604,409**	**$8,512**	**$4,560**	**$4,560**

Notes: 1. Fair value is calculated according to discounted present value.
2. "Selling" refers to acceptance transactions on credit risk.

31. Segment Information

Information about business segments, geographic segments and ordinary income from international operations for the fiscal years ended March 31, 2006 and 2005, is as follows:

(1) Business Segment Information

	Millions of yen			
	2006			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	¥ 424,196	¥ 56,840		¥ 481,036
Intersegment	14,554	27,937	¥ (42,492)	
Total ordinary income	438,750	84,777	(42,492)	481,036
Ordinary expenses	301,857	57,422	(16,604)	342,675
Ordinary profit	¥ 136,893	¥ 27,355	¥ (25,887)	¥ 138,361
Assets, depreciation and capital expenditures:				
Total assets	¥13,820,877	¥871,524	¥(883,633)	¥13,808,769
Depreciation	17,935	28,087		46,023
Capital expenditures	15,016	34,676		49,693

	Millions of yen			
	2005			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	¥ 459,789	¥ 51,122		¥ 510,911
Intersegment	8,403	54,130	¥ (62,534)	
Total ordinary income	468,193	105,252	(62,534)	510,911
Ordinary expenses	310,007	62,629	(19,133)	353,503
Ordinary profit	¥ 158,185	¥ 42,623	¥ (43,400)	¥ 157,408
Assets, depreciation and capital expenditures:				
Total assets	¥13,490,729	¥856,551	¥(915,838)	¥13,431,441
Depreciation	18,363	28,852		47,216
Capital expenditures	10,838	26,839		37,677

	Thousands of U.S. dollars			
	2006			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	$ 3,611,102	$ 483,871		$ 4,094,973
Intersegment	123,900	237,827	$ (361,727)	
Total ordinary income	3,735,002	721,699	(361,727)	4,094,973
Ordinary expenses	2,569,655	488,824	(141,350)	2,917,129
Ordinary profit	$ 1,165,347	$ 232,874	$ (220,377)	$ 1,177,844
Assets, depreciation and capital expenditures:				
Total assets	$117,654,532	$7,419,124	$(7,522,201)	$117,551,454
Depreciation	152,682	239,102		391,785
Capital expenditures	127,833	295,193		423,027

Notes: 1. Ordinary income represents total income less certain special income, and ordinary expenses represents total expenses less certain special expenses.

2. "Other finance-related operations" mainly consists of credit guarantee services, leasing and credit card services.

3. Accounting change

1) Effective April 1, 2004, the consolidated trust bank subsidiaries of Mitsui Trust Holdings changed their method of accounting for trust fees and the corresponding trust costs for individual pension and security trust agreements. Such fees and costs, which had been recorded upon receipt of trust fees from trust accounts, are now recorded on an accrual basis. The effect of this change was to increase ordinary income by ¥2,069 million and increase ordinary expenses by ¥1,588 million and increase ordinary profit by ¥480 million for "Trust and banking business" for the fiscal year ended March 31, 2005.

2) The existing accounting standard for employees' retirement benefits prohibited recognition of any excess portion of plan assets exceeding the projected benefit obligation that had arisen due to an excess of the actual return of plan assets over the expected return or a reduction of benefits level. This standard was amended in March 2005 to allow recognition of such excess portion of plan assets from the fiscal year ended March 31, 2005. In accordance with the amended standard, the consolidated trust bank subsidiaries recognized excess plan assets due to the actual return of plan assets exceeding the expected return. Such excess was recognized as actuarial gain and is being recognized from the fiscal year ended March 31, 2005. The effect of this change was to decrease ordinary expenses by ¥1,414 million and increase ordinary profit by the same amount for "Trust and banking business" for the fiscal year ended March 31, 2005.

(2) Geographic Segment Information

Since domestic (Japan) total ordinary income and total assets by geographic segment for the fiscal years ended March 31, 2006 and 2005, represented more than 90% of the consolidated total ordinary income and total assets of each respective year, geographic segment information was not required to be disclosed.

(3) Ordinary Income from International Operations

	Millions of yen, except percentage data		Thousands of U.S. dollars, except percentage data
	2006	2005	2006
Ordinary income from international operations (A)	¥ 46,056	¥ 46,671	$ 392,067
Consolidated ordinary income (B)	481,036	510,911	4,094,973
(A)/(B) (%)	9.5%	9.1%	9.5%

Note: Ordinary income from international operations represents ordinary income arising from international operations both in and outside Japan.

32. *Per Share Information*

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the fiscal years ended March 31, 2006 and 2005, was as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
Fiscal year ended March 31, 2006	Net income	Weighted-average shares	EPS	EPS
Basic EPS				
Net income available to common shareholders	**¥114,406**	**822,814**	**¥139.04**	**$1.18**
Effect of dilutive securities				
Convertible bonds		**219**		
Preferred stock	**5,278**	**970,375**		
Diluted EPS				
Net income for computation	**¥119,685**	**1,793,408**	**¥66.73**	**$0.56**

Fiscal year ended March 31, 2005			
Basic EPS			
Net income available to common shareholders	¥88,758	822,917	¥107.85
Effect of dilutive securities			
Convertible bonds	1	385	
Preferred stock	5,278	970,375	
Diluted EPS			
Net income for computation	¥94,037	1,793,677	¥52.42

33. *Subsequent Event*

The following plan of Mitsui Trust Holdings for the appropriation of unappropriated profit was approved at the general meeting of shareholders held on June 29, 2006:

	Millions of yen	Thousands of U.S. dollars
Fiscal year-end dividends:		
Common stock, ¥4.00 ($0.03) per share	¥3,291	$28,016
Class I convertible preferred stock, ¥40.00 ($0.34) per share	800	6,810
Class II convertible preferred stock, ¥14.40 ($0.12) per share	1,350	11,492
Class III convertible preferred stock, ¥20.00 ($0.17) per share	3,128	26,629
Total	¥8,569	$72,948

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

Independent Auditors' Report

To the Board of Directors of
Mitsui Trust Holdings, Inc.:

We have audited the accompanying consolidated balance sheets (banking account) of Mitsui Trust Holdings, Inc. (the "Company") and consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and consolidated subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 29, 2006

Member of
Deloitte Touche Tohmatsu

Non-Consolidated Balance Sheets (Supplemental Information—Unaudited)

Mitsui Trust Holdings, Inc.
As of March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
ASSETS			
Current assets:			
Cash and due from banks	**¥ 31,914**	¥ 15,780	**$ 271,681**
Income tax refunds receivable	**4,707**	8,898	**40,076**
Deferred tax assets	**64**	154	**552**
Other current assets	**49**	187	**419**
Total current assets	**36,736**	25,021	**312,729**
Non-current assets:			
Tangible fixed assets			**5**
Intangible fixed assets			**3**
Investments and other assets:	**633,674**	633,033	**5,394,347**
Investment securities	**667**	78	**5,678**
Investments in subsidiaries and associated companies (Stocks)	**632,294**	632,033	**5,382,603**
Investments in subsidiaries (Convertible bonds)	**120**	381	**1,024**
Deferred tax assets	**192**	143	**1,640**
Other investments	**399**	397	**3,400**
Total non-current assets	**633,675**	633,035	**5,394,356**
Deferred charges		85	
Total	**¥670,411**	¥658,142	**$5,707,086**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Current liabilities:			
Short-term loans from subsidiaries			
Accrued expenses	**¥ 637**	¥ 634	**$ 5,426**
Accrued taxes	**16**	100	**144**
Reserve for bonus payment	**43**	43	**368**
Other current liabilities	**110**	40	**942**
Total current liabilities	**808**	818	**6,881**
Non-current liabilities:			
Long-term loans			
Bonds	**103,300**	103,300	**879,373**
Convertible bonds	**120**	381	**1,024**
Reserve for retirement benefits	**506**	386	**4,309**
Reserve for expenses related to Expo 2005 Japan		89	
Total non-current liabilities	**103,926**	104,157	**884,708**
Total liabilities	**104,735**	104,976	**891,589**
Shareholders' equity:			
Common stock and preferred stock	**261,579**	261,504	**2,226,777**
Capital surplus	**245,038**	244,913	**2,085,966**
Retained earnings	**60,148**	47,500	**512,033**
Treasury stock—at cost			
1,574,204 shares in 2006 and 1,377,919 shares in 2005	**(1,090)**	(752)	**(9,280)**
Total shareholders' equity	**565,676**	553,165	**4,815,496**
Total	**¥670,411**	¥658,142	**$5,707,086**

Non-Consolidated Statements of Income (Supplemental Information—Unaudited)

Mitsui Trust Holdings, Inc.
Fiscal years ended March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Operating income:			
Interest income on loans to subsidiaries		¥ 2,458	
Interest income on investments in subsidiaries (Bonds)		3,056	
Interest income on investments in subsidiaries (Convertible bonds)		2	**$ 7**
Fees and commissions received from subsidiaries	**¥ 2,025**	2,029	**17,242**
Dividends received from subsidiaries	**23,526**	41,429	**200,279**
Total operating income	**25,553**	48,976	**217,529**
Operating expenses:			
Interest expenses on loans		2,458	
Interest expenses on bonds	**3,484**	6,537	**29,658**
Interest expenses on convertible bonds		2	**7**
General and administrative expenses	**1,813**	1,685	**15,439**
Total operating expenses	**5,298**	10,682	**45,105**
Operating profit	**20,254**	38,293	**172,423**
Non-operating income:			
Interest income	**11**	4	**96**
Fees and commissions	**4**	5	**39**
Other non-operating income	**111**	13	**951**
Total non-operating income	**127**	24	**1,086**
Non-operating expenses:			
Interest expenses on loans from subsidiaries		21	
Other non-operating expenses	**355**	298	**3,027**
Total non-operating expenses	**355**	320	**3,027**
Income before income taxes	**20,026**	37,997	**170,483**
Income taxes:			
Current	**3**	3	**32**
Deferred	**39**	40	**337**
Net income	**¥19,983**	¥37,953	**$170,114**

	Yen		U.S. dollars
	2006	2005	**2006**
Per share of common stock:			
Basic net income	**¥17.87**	¥39.69	**$0.15**
Diluted net income	**11.14**	21.15	**0.09**

Consolidated Balance Sheets

The Chuo Mitsui Trust and Banking Company, Limited, and Consolidated Subsidiaries
As of March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	**2006**
ASSETS			
Cash and cash equivalents	**¥ 313,843**	¥ 390,775	**$ 2,671,694**
Due from banks other than due from the Bank of Japan	**79,306**	61,789	**675,125**
Call loans and bills bought	**164,553**	12,010	**1,400,808**
Receivables under resale agreements	**900**	900	**7,661**
Receivables under securities borrowing transactions	**74,243**	53,750	**632,016**
Monetary claims bought (Note 3)	**108,982**	116,341	**927,747**
Trading assets (Note 3)	**44,883**	29,249	**382,082**
Securities (Notes 3 and 9)	**3,733,060**	3,905,010	**31,778,842**
Money held in trust (Note 4)	**7,651**	11,785	**65,135**
Loans and bills discounted (Notes 5 and 9)	**7,302,088**	7,194,583	**62,161,304**
Foreign exchanges (Note 6)	**37,598**	1,881	**320,068**
Other assets (Notes 7 and 9)	**410,398**	326,462	**3,493,644**
Premises and equipment (Notes 8 and 9)	**218,844**	219,173	**1,862,981**
Deferred tax assets (Note 26)	**161,308**	232,958	**1,373,190**
Goodwill	**8,964**	9,109	**76,313**
Customers' liabilities for acceptances and guarantees (Note 10)	**1,023,351**	771,790	**8,711,601**
Allowance for possible loan losses	**(60,718)**	(66,190)	**(516,885)**
Total	**¥13,629,260**	¥13,271,381	**$116,023,331**
LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits (Notes 9 and 11)	**¥ 8,839,544**	¥ 8,954,135	**$ 75,249,378**
Call money and bills sold (Note 9)	**294,588**	245,731	**2,507,774**
Payables under repurchase agreements (Note 9)	**38,307**	49,999	**326,108**
Payables under securities lending transactions (Note 9)	**840,412**	875,826	**7,154,271**
Trading liabilities	**6,945**	8,226	**59,122**
Borrowed money (Notes 9 and 12)	**165,445**	172,072	**1,408,408**
Foreign exchanges (Note 6)	**47**	36	**407**
Subordinated bonds (Note 13)	**211,591**	199,675	**1,801,234**
Subordinated convertible bonds (Note 13)	**240**	762	**2,049**
Payables to trust account	**1,160,974**	1,237,214	**9,883,154**
Other liabilities (Note 14)	**139,978**	111,207	**1,191,614**
Reserve for bonus payment	**2,848**	2,729	**24,251**
Reserve for retirement benefits (Note 15)	**1,336**	1,181	**11,378**
Reserve for possible losses related to land trust	**9,539**		**81,204**
Deferred tax liabilities (Note 26)	**29,646**	12,914	**252,373**
Acceptances and guarantees (Note 10)	**1,023,351**	771,790	**8,711,601**
Total liabilities	**12,764,799**	12,643,504	**108,664,334**
Minority interests	**1,655**	2,030	**14,093**
Commitments and contingent liabilities (Note 16)			
Shareholders' equity (Note 17):			
Common stock and preferred stock (Note 18)	**356,437**	356,306	**3,034,283**
Capital surplus	**105,751**	105,621	**900,244**
Retained earnings	**203,124**	105,745	**1,729,159**
Land revaluation difference	**(15,527)**	(14,810)	**(132,181)**
Net unrealized gains on available-for-sale securities	**213,559**	73,592	**1,817,988**
Foreign currency translation adjustments	**(539)**	(610)	**(4,591)**
Total shareholders' equity	**862,805**	625,846	**7,344,903**
Total	**¥13,629,260**	¥13,271,381	**$116,023,331**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Income

The Chuo Mitsui Trust and Banking Company, Limited, and Consolidated Subsidiaries
Fiscal years ended March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	**2006**
Income:			
Interest income:			
Interest on loans and bills discounted	**¥ 84,236**	¥103,123	**$ 717,087**
Interest and dividends on securities	**72,905**	53,553	**620,633**
Interest on call loans and bills bought	**59**	56	**507**
Other interest income (Note 19)	**8,164**	3,207	**69,500**
Trust fees (Note 20)	**30,687**	48,148	**261,233**
Fees and commissions	**120,107**	97,820	**1,022,452**
Trading gains	**4,503**	7,793	**38,341**
Other operating income (Note 21)	**22,574**	74,841	**192,175**
Other income (Note 22)	**97,555**	83,333	**830,468**
Total income	**440,794**	471,878	**3,752,400**
Expenses:			
Interest expenses:			
Interest on deposits	**17,177**	19,812	**146,231**
Interest on call money and bills sold	**2,405**	581	**20,476**
Interest on borrowings	**4,493**	9,018	**38,252**
Other interest expenses (Note 23)	**22,475**	17,107	**191,330**
Fees and commissions	**5,279**	5,159	**44,941**
Trading losses	**139**	737	**1,186**
Other operating expenses (Note 24)	**19,576**	56,369	**166,648**
General and administrative expenses	**117,877**	114,312	**1,003,466**
Other expenses (Note 25)	**133,353**	116,405	**1,135,213**
Total expenses	**322,777**	339,504	**2,747,747**
Income before income taxes and minority interests	**118,016**	132,374	**1,004,652**
Income taxes (Note 26):			
Current	**3,954**	2,582	**33,665**
Deferred	**1,703**	40,308	**14,500**
Total income taxes	**5,658**	42,891	**48,165**
Minority interests in net income	**693**	1,111	**5,900**
Net income	**¥111,665**	¥ 88,370	**$ 950,586**

	Yen		U.S. dollars (Note 1)
	2006	2005	**2006**
Per share of common stock (Note 31):			
Basic net income	**¥85.42**	¥66.72	**$0.72**
Diluted net income	**50.38**	39.87	**0.42**
Cash dividends per share applicable to the year (Note 18):			
Common stock	**7.81**	7.81	**0.06**
Class I convertible preferred stock (First series)	**40.00**	40.00	**0.34**
Class I convertible preferred stock (Second series)	**14.40**	14.40	**0.12**
Class I convertible preferred stock (Third series)	**20.00**	20.00	**0.17**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

The Chuo Mitsui Trust and Banking Company, Limited, and Consolidated Subsidiaries
Fiscal years ended March 31, 2006 and 2005

	Thousands		Millions of yen					
	Issued number of shares of common stock	Issued number of shares of preferred stock	Common stock and preferred stock	Capital surplus	Retained earnings	Land revaluation difference	Net unrealized gains on available-for-sale securities	Foreign currency translation adjustments
Balance, March 31, 2004	1,245,256	270,156	¥356,264	¥105,578	¥ 52,303	¥(14,736)	¥ 17,824	¥(796)
Net income					88,370			
Cash dividends					(35,002)			
Reversal of land revaluation difference					74	(74)		
Net unrealized gains on available-for-sale securities, less applicable tax							55,767	
Change in foreign currency translation adjustments								186
Conversion of convertible bonds	77		42	42				
Balance, March 31, 2005	1,245,333	270,156	356,306	105,621	105,745	(14,810)	73,592	(610)
Net income					111,665			
Cash dividends					(15,004)			
Reversal of land revaluation difference					717	(717)		
Net unrealized gains on available-for-sale securities, less applicable tax							139,966	
Change in foreign currency translation adjustments								70
Conversion of convertible bonds	236		130	130				
Balance, March 31, 2006	**1,245,570**	**270,156**	**¥356,437**	**¥105,751**	**¥ 203,124**	**¥(15,527)**	**¥213,559**	**¥(539)**

	Thousands of U.S. dollars (Note 1)					
	Common stock and preferred stock	Capital surplus	Retained earnings	Land revaluation difference	Net unrealized gains on available-for-sale securities	Foreign currency translation adjustments
Balance, March 31, 2005	$3,033,174	$899,135	$ 900,195	$(126,077)	$ 626,478	$(5,193)
Net income			950,586			
Cash dividends			(127,727)			
Reversal of land revaluation difference			6,104	(6,104)		
Net unrealized gains on available-for-sale securities, less applicable tax					1,191,510	
Change in foreign currency translation adjustments						602
Conversion of convertible bonds	1,109	1,109				
Balance, March 31, 2006	**$3,034,283**	**$900,244**	**$1,729,159**	**$(132,181)**	**$1,817,988**	**$(4,591)**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

Consolidated Statements of Cash Flows

The Chuo Mitsui Trust and Banking Company, Limited, and Consolidated Subsidiaries
Fiscal years ended March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	**2006**
Operating activities:			
Income before income taxes and minority interests	**¥ 118,016**	¥ 132,374	**$ 1,004,652**
Adjustments for:			
Income taxes paid	**(7,043)**	(2,546)	**(59,962)**
Depreciation and amortization	**44,016**	45,289	**374,700**
Loss on impairment of fixed assets	**540**		**4,602**
Amortization of consolidation goodwill	**145**	478	**1,236**
Equity in earnings of associated companies	**(131)**	(55)	**(1,116)**
Decrease in allowance for possible loan losses	**(5,471)**	(33,188)	**(46,577)**
Increase in reserve for bonus payment	**119**	22	**1,013**
Increase in reserve for retirement benefits	**155**	156	**1,322**
Increase in reserve for possible losses related to land trust	**9,539**		**81,204**
Net gain on securities	**(20,987)**	(6,619)	**(178,664)**
Net (gain) loss on money held in trust	**(766)**	49	**(6,523)**
Foreign exchange gain—net	**(41,403)**	(8,723)	**(352,463)**
Net loss on disposals of premises and equipment	**1,068**	1,233	**9,092**
Change in assets and liabilities:			
Increase in trading assets	**(15,633)**	(8,144)	**(133,088)**
(Decrease) increase in trading liabilities	**(1,281)**	3,928	**(10,910)**
(Increase) decrease in loans and bills discounted	**(107,504)**	51,351	**(915,166)**
Decrease in deposits	**(114,590)**	(163,597)	**(975,488)**
Increase (decrease) in borrowed money (excluding subordinated borrowings)	**6,372**	(27,923)	**54,250**
(Increase) decrease in due from banks (excluding cash equivalents)	**(17,517)**	2,504	**(149,126)**
Increase in call loans and bills bought	**(145,493)**	(57,156)	**(1,238,559)**
Increase in receivables under securities borrowing transactions	**(20,493)**	(19,323)	**(174,453)**
Increase in call money and bills sold	**37,165**	43,013	**316,381**
(Decrease) increase in payables under securities lending transactions	**(35,414)**	457,644	**(301,475)**
(Increase) decrease in foreign exchanges (assets)	**(35,717)**	4,832	**(304,053)**
Increase in foreign exchanges (liabilities)	**11**	7	**96**
Decrease in payables to trust account	**(76,239)**	(102,945)	**(649,015)**
Other—net	**(22,528)**	(8,121)	**(191,779)**
Net cash (used in) provided by operating activities	**(451,069)**	304,540	**(3,839,873)**
Investing activities:			
Purchases of securities	**(2,906,901)**	(6,189,575)	**(24,745,907)**
Proceeds from sales of securities	**1,294,588**	2,856,319	**11,020,591**
Proceeds from redemption of securities	**2,039,063**	3,158,474	**17,358,162**
Increase in money held in trust		(580)	
Decrease in money held in trust	**5,231**	5,629	**44,538**
Purchases of premises and equipment	**(36,568)**	(27,548)	**(311,303)**
Proceeds from sales of premises and equipment	**3,928**	7,610	**33,438**
Payment for purchase of stocks of a subsidiary, net of cash acquired (Note 27)		(10,019)	
Net cash provided by (used in) investing activities	**399,341**	(199,691)	**3,399,520**
Financing activities:			
Proceeds from subordinated borrowings		35,000	
Payment of subordinated borrowings	**(13,000)**	(175,000)	**(110,666)**
Proceeds from subordinated bonds and subordinated convertible bonds	**5,000**	161,247	**42,564**
Redemption of subordinated bonds and subordinated convertible bonds	**(2,000)**	(100,000)	**(17,025)**
Issuance of common stock to minority interests		150	
Dividends paid	**(15,004)**	(35,002)	**(127,727)**
Dividends paid for minority interests	**(265)**	(1)	**(2,258)**
Net cash used in financing activities	**(25,269)**	(113,606)	**(215,114)**
Foreign currency translation adjustments on cash and cash equivalents	**66**	134	**562**
Net decrease in cash and cash equivalents	**(76,931)**	(8,622)	**(654,905)**
Cash and cash equivalents, beginning of year	**390,775**	399,398	**3,326,599**
Cash and cash equivalents, end of year	**¥ 313,843**	¥ 390,775	**$ 2,671,694**

Additional Cash Flows Information

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2006	2005	2006
Non-cash investing and financing activities:			
Capital stock increased by conversion of convertible bonds	¥ **130**	¥ 42	$ **1,109**
Capital surplus increased by conversion of convertible bonds	**130**	42	**1,109**
Convertible bonds decreased by conversion into common stock	¥ **260**	¥ 85	$ **2,218**

See accompanying "Notes to Consolidated Financial Statements," which are an integral part of these statements.

1. Basis of Presentation

The accompanying consolidated financial statements (banking account) have been prepared from the accounts maintained by The Chuo Mitsui Trust and Banking Company, Limited ("Chuo Mitsui"), and its consolidated subsidiaries under the umbrella of Mitsui Trust Holdings, Inc. ("Mitsui Trust Holdings") in accordance with accounting principles generally accepted in Japan, and certain accounting and disclosure rules under the Securities and Exchange Law of Japan and the Banking Law of Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to Chuo Mitsui's consolidated financial statements issued domestically in order to present them in a form that is more familiar to readers outside Japan. In addition, certain reclassifications and rearrangements have been made in the 2005 consolidated financial statements to conform to classifications and presentations used in 2006.

In 2001, Chuo Mitsui purchased from a Japanese commercial bank all shares of Mitsui Asset Trust and Banking Company, Limited ("Mitsui Asset"), which became a wholly owned subsidiary of Chuo Mitsui. The business combination was accounted for as a purchase.

In February 2002, Chuo Mitsui established Mitsui Trust Holdings by way of stock transfers and became a wholly owned subsidiary of Mitsui Trust Holdings. Mitsui Trust Holdings then purchased all of the Mitsui Asset shares from Chuo Mitsui, and Mitsui Asset became a wholly owned subsidiary of Mitsui Trust Holdings. In March 2002, Mitsui Asset succeeded to the pension trust and securities trust business of Chuo Mitsui by way of corporate split. Chuo Mitsui has retained and continued to operate its retail trust business, banking business, securities transfer agent business and some other businesses.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which Chuo Mitsui is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥117.47 to U.S.$1, the approximate rate of exchange at March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Amounts less than one million Japanese yen and one thousand U.S. dollars have been truncated, except for per share information. As a result, the total may not be equal to the total of individual amounts.

2. Summary of Significant Accounting Policies

a. Consolidation

The consolidated financial statements as of March 31, 2006 and 2005 include the accounts of Chuo Mitsui and its significant 21 subsidiaries.

Under the control or influence concept, those companies in which Chuo Mitsui, directly or indirectly, is able to exercise control over operations are fully consolidated, and those companies over which Chuo Mitsui has the ability to exercise significant influence are accounted for by the equity method, unless in eiher case the companies are immaterial.

Investments in two associated companies are accounted for by the equity method in 2006 and 2005.

Investments in unconsolidated subsidiaries are stated at cost. If the equity method of accounting had been applied to the investment in these subsidiaries, the effect on the accompanying consolidated financial statements would not be material.

Any differences between the cost of an acquired subsidiary or associated company and the fair value of its net assets at the date of the acquisition are amortized over a period within 20 years, or charged to income as incurred if such differences are considered to be immaterial.

All significant intercompany transactions, balances and unrealized profits have been eliminated in consolidation.

b. Cash and Cash Equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include amounts due from the Bank of Japan.

c. Mark-to-Market Accounting for Trading Purpose Transactions

Transactions for trading purposes (that is, transactions which seek to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from gaps among markets) are included in trading assets and trading liabilities on a trade date basis. Trading securities and monetary claims bought for trading purposes recorded in these accounts are stated at market value and trading-related financial derivatives are at the amounts that would be settled if they were terminated at the end of the fiscal year.

Unrealized gains and losses on trading purpose transactions are recognized in the consolidated statements of income.

d. Translation of Foreign Currency Accounts

Chuo Mitsui maintains its accounting records in Japanese yen. Assets and liabilities denominated in foreign currencies are translated into Japanese yen using the exchange rate prevailing at each balance sheet date.

Foreign currency assets and liabilities of consolidated subsidiaries are principally translated into yen equivalents at the exchange rates prevailing at the fiscal year-end of each company.

e. Securities

Securities other than investments in unconsolidated subsidiaries and associated companies are classified and accounted for, depending on management's intent, as follows:
i) Trading securities, which are held for the purpose of earning capital gains in the near term are reported at fair value, and the related unrealized gains and losses are included in earnings; ii) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity, are reported at amortized cost; and iii) available-for-sale securities, which are not classified as either of the aforementioned securities, are reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity.

Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method.

For other than temporary declines in fair value, securities are reduced to net realizable value by a charge to income.

Securities in money held in trust are classified and accounted for the same as securities described above.

f. Derivative and Hedging Activities

Derivative financial instruments are classified and accounted for as follows:
i) Except as discussed below, all derivatives are recognized as either assets or liabilities and measured at fair value, and gains or losses on derivative transactions are recognized in the consolidated statements of income; and ii) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, Chuo Mitsui and certain domestic consolidated subsidiaries use the deferral hedge method or the fair value hedge method.

The interest rate swaps which qualify for hedge accounting and meet specific matching criteria are not remeasured at market value but the differential paid or received under the swap agreements is recognized and included in interest expenses or income.

g. Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation of premises and equipment owned by Chuo Mitsui is computed by the declining-balance method, while the straight-line method is applied to buildings acquired after April 1, 1998. The range of useful lives is from 10 to 50 years for buildings, and from three to eight years for equipment.

Depreciation of premises and equipment owned by consolidated subsidiaries is mainly computed by the straight-line method over the estimated useful lives of the respective assets.

h. Software

Capitalized software for internal use is amortized by the straight-line method over the estimated useful lives of the software (principally five years).

i. Impairment of Fixed Assets

In August 2002, the Business Accounting Council ("BAC") issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003 the Accounting Standards Board of Japan ("ASBJ") issued ASBJ Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements were effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

Chuo Mitsui and its consolidated subsidiaries adopted the new accounting standard for impairment of fixed assets as of Apri 1, 2005.

Chuo Mitsui and its consolidated subsidiaries review their long-lived assets for impairment whenever events or changes in circumstance indicate the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or the net selling price at disposition.

The effect of adoption of the new accounting standard for impairment of fixed assets was to decrease income before income taxes and minority interests for the fiscal year ended March 31, 2006 by ¥540 million ($4,602 thousand).

j. Land Revaluation

Under the Law of Land Revaluation, the Mitsui Trust and Banking Company, Limited, elected the one-time revaluation for its own-use land to a value based on real estate appraisal information as of March 31, 1998.

The resulting land revaluation difference represents unrealized appreciation of land and is stated as a component of shareholders' equity. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation difference account and related deferred tax liabilities.

As of March 31, 2006 and 2005, the carrying amount of the land after the above one-time revaluation exceeded the market value by ¥5,513 million ($46,934 thousand) and ¥6,556 million, respectively.

k. Bond Issue Expenses

Bond issue expenses are being amortized by the straight-line method over three years and the annual amortization is presented in other expenses in the consolidated statements of income.

l. Allowance for Possible Loan Losses

Allowance for possible loan losses of Chuo Mitsui and major consolidated subsidiaries is maintained in accordance with internally established standards for write-offs and allowances for loan losses.

1) For claims against borrowers that are legally bankrupt, such as borrowers under bankruptcy and special liquidation proceedings ("legal bankruptcy"), and to borrowers that are in substantially similarly adverse condition ("virtual bankruptcy"), allowances are maintained at 100% of amounts of claims net of expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees.

2) For claims against borrowers that have not yet gone legally or formally bankrupt but that are very likely to become bankrupt ("possible bankruptcy"), allowances are maintained at amounts deemed necessary to absorb losses on the amount of claims less expected amounts recoverable from the disposal of collateral and/or the amounts recoverable under guarantees, based on the overall assessment of borrowers' repayment ability.

For claims against large borrowers that are classified as possible bankruptcy and close observation borrowers for which future cash flows could be reasonably estimated, allowances are provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and the carrying value of the claim.

3) For claims against other borrowers judged to be legal bankruptcy, virtual bankruptcy and possible bankruptcy borrowers, as mentioned above, allowances are maintained at rates derived from historical loan loss experiences, etc.

4) Allowance for possible loan losses to restructuring countries is maintained in order to cover possible losses based on the political and economic climates of those countries.

All claims are assessed by the operating sections and each Credit Supervision Department based on the internal guidelines for self-assessment on asset quality. Subsequently, the Internal Audit Department, which is independent from the operating sections, reviews these self-assessments, and the allowances are provided based on the results of the self-assessments.

With respect to claims with collateral and/or guarantees extended to borrowers that are legal bankruptcy or virtual bankruptcy borrowers, the unrecoverable amount is estimated by deducting from the amount of claims the realizable value of collateral or the amount likely to be recovered based on guarantees. The outstanding amount thus determined is then directly written off from the amount of claims as the unrecoverable amount, which totaled ¥171,804 million ($1,462,542 thousand) and ¥187,262 million as of March 31, 2006 and 2005, respectively.

Other consolidated subsidiaries provide for "allowance for possible loan losses" based on the past experience and management's assessment of the loan portfolio.

m. Reserve for Bonus Payment

Reserve for bonus payment is provided for the payment of employees' bonuses based on estimated amounts of the future payments attributed to the current fiscal year.

n. Reserve for Retirement Benefits and Pension Plans

Chuo Mitsui has defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans.

Chuo Mitsui accounts for the liability for retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

The unrecognized transitional obligation, determined as of April 1, 2000, by adoption of a new accounting standard, was amortized over five years through March 31, 2005, and the annual amortization is presented in other expenses in the consolidated statements of income.

The existing accounting standard for employees' retirement benefits prohibited recognition of any excess portion of plan assets exceeding the projected benefit obligation that had arisen due to an excess of the actual return of plan assets over the expected return or a reduction of benefits level. This standard was amended in March 2005 to allow recognition of such excess portion of plan assets from the fiscal year ended March 31, 2005. In accordance with the amended standard, Chuo Mitsui recognized excess plan assets due to the actual return of plan assets exceeding the expected return. Such excess was recognized as actuarial gain and is being recognized from the fiscal year ended March 31, 2005. The effect of this change was to increase income before income taxes and minority interests for the fiscal year ended March 31, 2005 by ¥1,280 million.

Effective March 31, 2006, Chuo Mitsui changed its method of attributing the projected benefits to periods of services from a straight-line basis to a point basis. The effect of this change was to increase unrecognized actuarial gain by ¥4,317 million ($36,755 thousand) which will be recognized over nine years from the fiscal year ending March 31, 2007. There was no effect on net income for the fiscal year ended March 31, 2006.

o. Reserve for Possible Losses Related to Land Trust

Reserve for possible losses related to land trust is provided for estimated losses deemed necessary for potential damages to the compensation rights being acquired, when a liability for reimbursement, as a trustee of a land trust, is incurred due to the future business circumstances of the land trust.

p. Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval.

q. Income Taxes

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

r. Leases

All leases are accounted for as operating leases. In accordance with Japanese accounting standards for leases, finance leases that do not transfer ownership of the leased property to the lessee are permitted to be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

s. Cash Dividends

Interim dividends may be paid after the end of the semiannual period, by resolution of the Board of Directors, while fiscal year-end dividends are authorized after the close of each period to which they relate and are reflected in the consolidated statements of shareholders' equity when duly declared and paid.

t. Per Share Information

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible bonds and preferred stock at the beginning of the year (or at the time of issuance) with an applicable adjustment for related expense and dividends.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years, including dividends to be paid after the end of the year.

u. New Accounting Pronouncements

(1) Business Combination and Business Divestitures

In October 2003, the BAC issued a Statement of Opinion, "Accounting for Business Combinations," and on December 27, 2005, the ASBJ issued "Accounting Standard for Business Divestitures" and accompanying ASBJ Guidance No. 10, "Guidance for Accounting Standard for Business Combinations and Business Divestitures." These new accounting pronouncements are effective for fiscal years beginning on or after April 1, 2006.

The accounting standard for business combinations allows companies to apply the pooling of interests method of accounting only when certain specific criteria are met such that the business combination is essentially regarded as a uniting-of-interests. These specific criteria are as follows:
(i) the consideration for the business combination consists solely of common shares with voting rights;
(ii) the ratio of voting rights of each predecessor shareholder group after the business combination is nearly equal; and
(iii) there are no other factors that would indicate any control exerted by any shareholder group other than voting rights.

For business combinations that do not meet the uniting-of-interests criteria, the business combination is considered to be an acquisition and the purchase method of accounting is required. This standard also prescribes the accounting for combinations of entities under common control and for joint ventures. Goodwill, including negative goodwill, is to be systematically amortized over 20 years or less, but is also subject to an impairment test.

Under the accounting standard for business divestitures, in a business divestiture where the interests of the investor no longer continue and the investment is settled, the difference between the fair value of the consideration received for the transferred business and the book value of net assets transferred to the divested business is recognized as a gain or loss on business divestiture in the statement of income. In a business divestiture where the interests of the investor continue and the investment is not settled, no such gain or loss on business divestiture is recognized.

(2) Stock Options

On December 27, 2005, the ASBJ issued "Accounting Standard for Share-based Payment" and related guidance. The new standard and guidance are applicable to stock options newly granted on and after May 1, 2006.

This standard requires companies to recognize compensation expense for employee stock options based on the fair value at the date of grant and over the vesting period as consideration for receiving goods or services. The standard also requires companies to account for stock options granted to non-employees based on the fair value of either the stock option or the goods or services received. In the balance sheet, the stock option is presented as a stock acquisition right as a separate component of shareholders' equity until exercised. The standard covers equity-settled, share-based payment transactions, but does not cover cash-settled, share-based payment transactions. In addition, the standard allows unlisted companies to measure options at their intrinsic value if they cannot reliably estimate fair value.

(3) Bonuses to Directors and Corporate Auditors

Prior to the fiscal year ended March 31, 2005, bonuses to directors and corporate auditors were accounted for as a reduction of retained earnings in the fiscal year following approval at the general shareholders meeting. The ASBJ issued ASBJ Practical Issues Task Force ("PITF") No. 13, "Accounting Treatment for Bonuses to Directors and Corporate Auditors," which encouraged companies to record bonuses to directors and corporate auditors on the accrual basis with a related charge to income, but still permitted the direct reduction of such bonuses from retained earnings after approval of the appropriation of retained earnings.

The ASBJ replaced the above accounting pronouncement by issuing a new accounting standard for bonuses to directors and corporate auditors on November 29, 2005. Under the new accounting standard, bonuses to directors and corporate auditors must be expensed and are no longer allowed to be directly charged to retained earnings. This accounting standard is effective for fiscal years ending on or after May 1, 2006. The companies must accrue bonuses to directors and corporate auditors at the year end to which such bonuses are attributable.

3. Securities

Securities as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Japanese government bonds	**¥1,624,406**	¥1,711,438	**$13,828,270**
Japanese municipal bonds	**3,275**	2,468	**27,884**
Japanese corporate bonds	**274,435**	243,882	**2,336,220**
Japanese stocks	**947,868**	739,639	**8,069,023**
Other securities	**883,074**	1,207,580	**7,517,443**
Total	**¥3,733,060**	¥3,905,010	**$31,778,842**

The carrying amounts and aggregate fair values of securities (including securities in trading assets and monetary claims bought) as of March 31, 2006 and 2005, were as follows:

	Millions of yen			
March 31, 2006	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				**¥ 26,036**
Available-for-sale:				
Japanese equity securities	**¥ 464,290**	**¥389,036**	**¥13,464**	**839,860**
Japanese debt securities	**1,765,063**	**364**	**70,966**	**1,694,460**
Other	**808,099**	**26,138**	**18,981**	**815,256**
Held-to-maturity	**286,726**	**15**	**4,338**	**282,404**

	Millions of yen			
March 31, 2005	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				¥ 7,106
Available-for-sale:				
Japanese equity securities	¥ 469,553	¥159,454	¥21,091	607,917
Japanese debt securities	1,989,696	2,588	45,819	1,946,465
Other	1,084,566	6,098	14,915	1,075,748
Held-to-maturity	94,947	616	410	95,153

	Thousands of U.S. dollars			
March 31, 2006	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Trading				**$ 221,639**
Available-for-sale:				
Japanese equity securities	**$ 3,952,419**	**$ 3,311,796**	**$114,642**	**7,149,573**
Japanese debt securities	**15,025,656**	**3,098**	**604,128**	**14,424,627**
Other	**6,879,195**	**222,512**	**161,586**	**6,940,121**
Held-to-maturity	**2,440,848**	**135**	**36,928**	**2,404,055**

Note: Values in the consolidated balance sheets reflect fair market values calculated by using the average market prices during the final month of the fiscal period for Japanese stocks and securities investment trusts, and by using the market prices at the end of the fiscal period for securities other than Japanese stocks and securities investment trusts.

Available-for-sale securities whose fair value is not readily determinable as of March 31, 2006 and 2005, were mainly as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Available-for-sale:			
Unlisted Japanese stocks	**¥107,490**	¥131,336	**$ 915,046**
Unlisted foreign securities	**6,325**	57,412	**53,849**
Subscription certificates	**63,750**	75,871	**542,694**
Total	**¥177,566**	¥264,620	**$1,511,591**

Proceeds from sales of available-for-sale securities for the fiscal years ended March 31, 2006 and 2005, were ¥1,318,881 million ($11,227,391 thousand) and ¥2,716,370 million, respectively. Gross realized gains and losses on these sales, computed on the moving-average basis, were ¥41,220 million ($350,900 thousand) and ¥8,991 million ($76,540 thousand), respectively, for the fiscal year ended March 31, 2006, and ¥37,840 million and ¥14,630 million, respectively, for the fiscal year ended March 31, 2005.

The carrying values of securities classified as available-for-sale and held-to-maturity by contractual maturities as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Due in one year or less	**¥ 322,154**	¥ 418,115	**$ 2,742,441**
Due after one year through five years	**850,550**	436,487	**7,240,578**
Due after five years through ten years	**1,031,574**	1,465,993	**8,781,603**
Due after ten years	**550,502**	759,906	**4,686,320**
Total	**¥2,754,782**	¥3,080,502	**$23,450,944**

Corporate stocks in unconsolidated subsidiaries and associated companies totaled ¥719 million ($6,120 thousand) and ¥587 million as of March 31, 2006 and 2005, respectively.

4. Money Held in Trust

The carrying amounts and aggregate fair values of money held in trust as of March 31, 2006 and 2005, were as follows:

	Millions of yen		
March 31, 2006	Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Trading			**¥1,798**
Available-for-sale	**¥3,811**	**¥2,041**	**5,852**

	Millions of yen		
March 31, 2005	Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Trading			¥6,273
Available-for-sale	¥3,801	¥1,710	5,511

	Thousands of U.S. dollars		
March 31, 2006	Cost	Unrealized gains	Fair value
Money held in trust classified as:			
Trading			**$15,313**
Available-for-sale	**$32,442**	**$17,379**	**49,821**

5. Loans and Bills Discounted

Loans and bills discounted as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Bills discounted	**¥ 11,510**	¥ 11,637	**$ 97,985**
Loans on notes	**602,195**	565,113	**5,126,375**
Loans on deeds	**6,009,859**	6,011,925	**51,160,800**
Overdrafts	**678,523**	605,908	**5,776,142**
Total	**¥7,302,088**	¥7,194,583	**$62,161,304**

Loans to Borrowers in Bankruptcy and Non-Accrual Loans

Loans to borrowers in bankruptcy are included in loans and bills discounted, and totaled ¥11,200 million ($95,347 thousand) and ¥13,364 million as of March 31, 2006 and 2005 respectively.

Loans are generally placed on non-accrual status when substantial doubt is judged to exist as to ultimate collectibility of either principal or interest if they are past due for a certain period or for other reasons.

Loans to borrowers in bankruptcy represent non-accruing loans, after the partial write-off of claims deemed uncollectible, to debtors who are legally bankrupt as defined in article 96, paragraph 1, subparagraphs 3 and 4 of Enforcement Ordinance for the Corporation Tax Law.

Non-accrual loans are included in loans and bills discounted, and totaled ¥59,708 million ($508,285 thousand) and ¥135,145 million as of March 31, 2006 and 2005, respectively.

Non-accrual loans are non-accruing loans other than loans to borrowers in bankruptcy and loans for which interest payment is deferred in order to assist the debtor's financial recovery from financial difficulties.

Loans Past Due Three Months or More

Loans past due three months or more are included in loans and bills discounted, and totaled ¥87 million ($743 thousand) and ¥306 million as of March 31, 2006 and 2005, respectively. Loans classified as loans to borrowers in bankruptcy or non-accrual loans are excluded.

Restructured Loans

Restructured loans are included in loans and bills discounted, and totaled ¥67,197 million ($572,043 thousand) and ¥72,737 million as of March 31, 2006 and 2005, respectively. Such restructured loans are loans on which Chuo Mitsui and major consolidated subsidiaries granted concessions (for example, reduction of the face amount or maturity amount of the debt or accrued interest) to debtors in financial difficulties to assist them in their financial recovery and eventually enable them to pay their creditors. Loans classified as loans to borrowers in bankruptcy or non-accrual loans or loans past due three months or more are excluded.

Loans to borrowers in bankruptcy and non-accrual loans, loans past due three months or more and restructured loans totaled ¥138,194 million ($1,176,420 thousand) and ¥221,555 million as of March 31, 2006 and 2005, respectively. These claims are those before deduction of the allowance for possible loan losses.

Bills discounted are accounted for as secured lending transactions in conformity with the Industry Audit Committee Report No. 24 "Treatment of Accounting and Auditing Concerning Accounting for Financial Products in the Banking Industry" issued by the Japanese Institute of Certified Public Accountants ("JICPA") on February 13, 2002. Bills discounted by Chuo Mitsui are permitted to be sold or pledged.

6. Foreign Exchanges

Foreign exchanges as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Assets:			
Due from foreign banks	**¥37,598**	¥1,881	**$320,068**
Total	**¥37,598**	¥1,881	**$320,068**
Liabilities:			
Due to foreign banks	**¥ 41**	¥ 32	**$ 350**
Other	**6**	4	**56**
Total	**¥ 47**	¥ 36	**$ 407**

7. Other Assets

Other assets as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Prepaid expenses	**¥ 2,812**	¥ 2,836	**$ 23,938**
Accrued income	**36,659**	32,729	**312,074**
Prepaid pension expenses	**88,445**	82,271	**752,919**
Receivables for securities transactions	**34,268**	631	**291,723**
Financial derivatives	**20,740**	29,292	**176,559**
Financial stabilization fund contribution	**82,061**	82,061	**698,569**
Other	**145,411**	96,639	**1,237,857**
Total	**¥410,398**	¥326,462	**$3,493,644**

8. Premises and Equipment

Premises and equipment as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Land	**¥ 83,123**	¥ 84,539	**$ 707,612**
Buildings	**44,976**	45,852	**382,879**
Equipment	**9,427**	10,816	**80,258**
Other	**81,316**	77,965	**692,231**
Total	**¥218,844**	¥219,173	**$1,862,981**

Accumulated depreciation amounted to ¥215,726 million ($1,836,438 thousand) and ¥218,545 million as of March 31, 2006 and 2005, respectively.

9. Collateral

The carrying amounts of assets pledged as collateral and the related collateralized debt as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Securities	**¥1,162,020**	¥ 894,403	**$ 9,892,065**
Loans	**330,010**	204,602	**2,809,313**
Other assets	**213**	411	**1,819**
Total	**¥1,492,244**	¥1,099,418	**$12,703,197**
Deposits	**¥ 3,682**	¥ 18,456	**$ 31,348**
Call money and bills sold	**100,000**	190,000	**851,281**
Payables under repurchase agreements	**38,307**	49,999	**326,108**
Payables under securities lending transactions	**840,412**	875,826	**7,154,271**
Borrowed money	**12,631**	12,356	**107,525**
Total	**¥ 995,033**	¥1,146,639	**$ 8,470,534**

The following assets were pledged as collateral for exchange settlements, for derivative transactions and for certain other purposes as of March 31, 2006 and 2005.

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Securities	**¥251,842**	¥424,385	**$2,143,889**
Other assets	**16**	16	**140**
Total	**¥251,859**	¥424,402	**$2,144,030**

The following assets were pledged or deposited as of March 31, 2006 and 2005.

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Securities deposits (included in premises and equipment)	**¥12,092**	¥12,779	**$102,938**
Deposits for futures transactions (included in other assets)	**157**	276	**1,339**
Total	**¥12,249**	¥13,055	**$104,278**

10. Customers' Liabilities for Acceptances and Guarantees

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liabilities for acceptances and guarantees are shown as assets in the consolidated balance sheets representing Chuo Mitsui's right of indemnity from the applicant.

11. Deposits

Deposits as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Current deposits	**¥ 148,555**	¥ 182,908	**$ 1,264,628**
Ordinary deposits	**1,441,955**	1,426,280	**12,275,096**
Deposits at notice	**15,341**	24,267	**130,597**
Time deposits	**6,677,087**	7,013,610	**56,840,786**
Negotiable certificates of deposit	**457,760**	222,010	**3,896,824**
Other	**98,844**	85,058	**841,445**
Total	**¥8,839,544**	¥8,954,135	**$75,249,378**

12. Borrowed Money

Borrowed money as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Borrowed money	**¥ 28,445**	¥ 22,072	**$ 242,153**
Subordinated borrowings	**112,000**	122,000	**953,434**
Perpetual subordinated borrowings	**25,000**	28,000	**212,820**
Total	**¥165,445**	¥172,072	**$1,408,408**

The weighted-average rates calculated from the interest rates and the balances as of March 31, 2006 and 2005, were 2.62% and 3.51%, respectively.

Annual maturities of borrowed money as of March 31, 2006, for the next five years were as follows:

Fiscal year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥20,900	$177,923
2008	6,597	56,165
2009	39,022	332,187
2010	2,180	18,557
2011	1,308	11,142
Total	¥70,009	$595,977

13. Subordinated Bonds and Subordinated Convertible Bonds

Subordinated bonds and subordinated convertible bonds as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Issuer: Chuo Mitsui,			
Unsecured perpetual subordinated bonds, 2.78% (3.07% in 2005)	**¥ 16,100**	¥ 16,100	**$ 137,056**
0.5% Japanese yen subordinated convertible bonds due 2007, issued to Mitsui Trust Holdings	**120**	381	**1,024**
2.03% unsecured subordinated bonds due 2015	**40,000**	40,000	**340,512**
1.27% unsecured subordinated callable bonds due 2015	**30,000**	30,000	**255,384**
5.506% USD unsecured perpetual subordinated notes	**99,849**	91,247	**850,000**
2.06% unsecured perpetual subordinated bonds	**5,000**		**42,564**
Issuer: MTI Capital (Cayman) Ltd.,			
0.5% Japanese yen subordinated convertible bonds due 2007	**120**	381	**1,024**
Issuer: MTI Finance (Cayman) Ltd.,			
Subordinated bonds, 1.21% to 6.36% (1.24% to 4.44% in 2005), due 2006 to 2011	**20,641**	22,327	**175,717**
Total	**¥211,831**	¥200,437	**$1,803,284**

Annual maturities of bonds as of March 31, 2006, for the next five years were as follows:

Fiscal year ending March 31	Millions of yen	Thousands of U.S. dollars
2007	¥14,500	$123,435
2008	3,882	33,049
2009		
2010		
2011		
Total	¥18,382	$156,485

The aforementioned convertible bonds are convertible into common stock of Chuo Mitsui or Mitsui Trust Holdings at the conversion prices set forth below, subject to adjustment under certain circumstances.

The conversion price per share was as follows:

March 31, 2006	Conversion price per share
Issuer: Chuo Mitsui,	
0.5% Japanese yen subordinated convertible bonds due 2007	**¥1,100**
Issuer: MTI Capital (Cayman) Ltd.,	
0.5% Japanese yen subordinated convertible bonds due 2007	**¥1,100**

14. Other Liabilities

Other liabilities as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Accrued expenses	**¥ 29,604**	¥ 31,590	**$ 252,015**
Unearned income	**2,307**	3,298	**19,640**
Financial derivatives	**47,219**	35,360	**401,970**
Other	**60,848**	40,958	**517,988**
Total	**¥139,978**	¥111,207	**$1,191,614**

15. Retirement and Pension Plans

Employees who terminate their services with Chuo Mitsui or certain domestic consolidated subsidiaries are, under most circumstances, entitled to retirement and pension benefits determined by reference to basic rates of pay at the time of termination, length of service and conditions under which the termination occurs. If the termination is involuntary, caused by retirement at the mandatory retirement age or caused by death, the employee is entitled to greater payment than in the case of voluntary termination.

Chuo Mitsui has defined benefit plans (employee pension fund plans and tax qualified pension plans) and lump-sum severance indemnity plans. Certain domestic consolidated subsidiaries have lump-sum severance indemnity plans and integrated contributory pension plans.

Chuo Mitsui contributed certain available-for-sale securities with a fair value to the employee retirement benefit trust for their pension plans. The securities held in this trust are qualified as plan assets.

The funded status for employees' retirement benefits as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Projected benefit obligation	**¥(148,252)**	¥(150,282)	**$(1,262,043)**
Fair value of plan assets	**261,174**	201,226	**2,223,327**
Unrecognized prior service cost	**(786)**	(1,572)	**(6,691)**
Unrecognized actuarial (gain) loss	**(25,027)**	31,718	**(213,051)**
Net amount accrued on the consolidated balance sheets	**87,108**	81,090	**741,541**
Prepaid pension expenses (included in other assets)	**88,445**	82,271	**752,919**
Reserve for retirement benefits	**¥ (1,336)**	¥ (1,181)	**$ (11,378)**

The components of net periodic benefit costs for the fiscal years ended March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Service cost	**¥ 2,599**	¥ 2,761	**$ 22,131**
Interest cost	**2,840**	2,831	**24,182**
Expected return on plan assets	**(15,279)**	(11,077)	**(130,069)**
Amortization of prior service cost	**(786)**	(1,002)	**(6,691)**
Recognized acturial loss	**5,707**	4,473	**48,583**
Amortization of transitional obligation for retirement benefits		6,323	
Other	**1,750**	3,297	**14,900**
Net periodic benefit (income) costs	**¥ (3,167)**	¥ 7,606	**$ (26,962)**

Assumptions used for the fiscal years ended March 31, 2006 and 2005, were as follows:

	2006	2005
Discount rate	**1.9%**	1.9%
Expected rate of return on plan assets	**7.5%**	5.4%
Method of attributing the projected benefits to periods of services	**Mainly point basis**	Straight-line basis
Amortization period of prior service cost	**5 years**	5 years
Recognition period of actuarial loss	**9 years**	9 years
Amortization period of transitional obligation		5 years

Note: Effective March 31, 2006, the method of attributing the projected benefits to periods of services was changed (See Note 2(n)).

16. Commitments and Contingent Liabilities

a. Chuo Mitsui and certain consolidated subsidiaries issue commitments to extend credit and establish credit lines for overdraft by making agreements to meet the financing needs of their customers. The total balance of unused commitment lines as of March 31, 2006 and 2005, was ¥2,023,526 million ($17,225,897 thousand) and ¥1,874,952 million, respectively, of which commitment lines whose maturities are less than one year were ¥1,902,077 million ($16,192,029 thousand) and ¥1,803,555 million, respectively.

Many of these commitment lines expire without being drawn. As such, the total balance of unused commitment lines does not necessarily impact on future cash flows of Chuo Mitsui and certain consolidated subsidiaries. Furthermore, many commitment lines contain provisions that allow Chuo Mitsui and certain consolidated subsidiaries to refuse to advance funds to the customers or reduce the contract amount of the commitment lines under certain conditions.

Chuo Mitsui and certain consolidated subsidiaries may also request customers to provide collateral, if necessary, such as real estate or securities on the execution date of the contract. After the execution date, Chuo Mitsui and certain consolidated subsidiaries periodically monitor the customers' creditworthiness over the term of the contracts in accordance with internal policies, and take measures to manage the credit exposures such as by revising the terms of the contracts, if necessary.

b. Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by Chuo Mitsui. Regarding guaranteed trusts, Chuo Mitsui guaranteed the principal amount of ¥1,348,871 million ($11,482,692 thousand) and ¥1,477,846 million for certain money trusts as of March 31, 2006 and 2005, respectively, and ¥1,308,176 million ($11,136,261 thousand) and ¥1,620,039 million for loan trusts as of March 31, 2006 and 2005, respectively.

17. Shareholders' Equity

Through May 1, 2006, Japanese companies are subject to the Commercial Code of Japan (the "Code").

The Code requires that all shares of capital stock be issued with no par value and at least 50% of the issue price of new shares is required to be recorded as capital stock and the remaining net proceeds are required to be presented as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing shareholders without consideration by way of a stock split. Such issuance of shares generally does not give rise to changes within the shareholders' accounts.

The Banking Law of Japan provides that an amount of 20% or more of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period (such as bonuses to directors) shall be appropriated as a legal reserve (a component of retained earnings) until the total of such reserve and additional paid-in capital equals 100% of capital stock. The amount of total legal reserve and additional paid-in capital that exceeds 100% of the capital stock may be available for dividends by resolution of the shareholders after transferring such excess in accordance with the Code. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the stated capital by resolution of the Board of Directors.

The Code allows Japanese companies to purchase treasury stock and dispose of such treasury stock upon resolution of the Board of Directors. The aggregate purchased amount of treasury stock cannot exceed the amount available for future dividends plus the amount of capital stock, additional paid-in capital or legal reserve that could be transferred to retained earnings or other capital surplus other than additional paid-in capital upon approval of such transfer at the annual general meeting of shareholders.

In addition to the provision that requires an appropriation for a legal reserve in connection with the cash outlays, the Code also imposes certain limitations on the amount of capital surplus and retained earnings available for dividends. The amount of capital surplus and retained earnings available for dividends under the Code and the Banking Law of Japan was ¥165,685 million ($1,410,450 thousand) as of March 31, 2006, based on the amount recorded in Chuo Mitsui's general books of account.

Dividends are approved by the shareholders at a meeting held subsequent to the end of the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

On May 1, 2006, a new company law (the "Company Law") became effective, which reformed and replaced the Code with various revisions that would, for the most part, be applicable to events or transactions which occur on or after May 1, 2006 and for the fiscal years ending on or after May 1, 2006. The significant changes in the Company Law that affect financial and accounting matters are summarized below:

(a) Dividends

Under the Company Law, companies can pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders meeting. For companies that meet certain criteria such as: (1) having the Board of Directors, (2) having independent auditors, (3) having the Board of Corporate Auditors, and (4) the term of service of the directors is prescribed as one year rather than two years of normal term by its articles of incorporation, the Board of Directors may declare dividends (except for dividends in kind) if the company has prescribed so in its articles of incorporation.

The Company Law permits companies to distribute dividends-in-kind (non-cash assets) to shareholders subject to a certain limitation and additional requirements. Semiannual interim dividends may also be paid once a year upon resolution by the Board of Directors if the articles of incorporation of the company so stipulate. Under the Code, certain limitations were imposed on the amount of capital surplus and retained earnings available for dividends. The Company Law also provides certain limitations on the amounts available for dividends or the purchase of treasury stock.

(b) Increases/decreases and transfer of capital stock, reserve and surplus

The Company Law and the revised Banking Law of Japan that became effective on May 1, 2006 require that an amount equal to 20% of dividends must be appropriated as a legal reserve (a component of retained earnings) or as additional paid-in capital (a component of capital surplus) depending on the equity account charged upon the payment of such dividends until the total of aggregate amount of legal reserve and additional paid-in capital equals 100% of the capital stock. Under the Code and the Banking Law of Japan, the aggregate amount of additional paid-in capital and legal reserve that exceeds 100% of the capital stock may be made available for dividends by resolution of the shareholders. Under the Company Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation of such threshold. The Company Law also provides that capital stock, legal reserve, additional paid-in capital, other capital surplus and retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders.

Under the revised Banking Law of Japan, Japanese banks are required to maintain an amount of ¥2,000 million or more of capital stock. The revised Banking Law of Japan also provides that capital stock can be reduced with an approval of Prime Minister of Japan.

(c) Treasury stock and treasury stock acquisition rights

The Company Law also provides for companies to purchase treasury stock and dispose of such treasury stock by resolution of the Board of Directors. The amount of treasury stock purchased cannot exceed the amount available for distribution to the shareholders which is determined by specific formula.

Under the Company Law, stock acquisition rights, which were previously presented as a liability, are now presented as a separate component of shareholders' equity.

The Company Law also provides that companies can purchase both treasury stock acquisition rights and treasury stock. Such treasury stock acquisition rights are presented as a separate component of shareholders' equity or deducted directly from stock acquisition rights.

On December 9, 2005, the ASBJ published a new accounting standard for presentation of shareholders' equity. Under this accounting standard, certain items which were previously presented as liabilities are now presented as components of shareholders' equity. Such items include stock acquisition rights, minority interests, and any deferred gain or loss on derivatives accounted for under hedge accounting. This standard is effective for fiscal years ending on or after May 1, 2006.

18. Common Stock and Preferred Stock

Common stock and preferred stock as of March 31, 2006, consisted of the following:

	Number of shares (Thousands)		Per share (Yen)
Class of stock	Authorized	Issued	Fiscal year-end cash dividend
Common stock	3,911,104	1,245,570	¥ 7.81
Class 1 convertible preferred stock:			
First series		20,000	40.00
Second series		93,750	14.40
Third series		156,406	20.00
Total	382,941	270,156	

Chuo Mitsui issued non-voting, non-cumulative and non-participating preferred stock to Mitsui Trust Holdings. This preferred stock is convertible into common stock at the specific convertible price. The preferred shareholder shall be entitled, in priority to any payment of dividends on or in respect of any other class of share, to the specific annual dividend.

Preferred shareholders receive liquidation at ¥1,600 per share and do not have the right to participate in any further liquidation distribution.

The preferred stock is convertible for a fixed period of time at the option of the shareholder. Unless previously converted by the preferred shareholder, all outstanding preferred shares will be mandatorily exchanged for fully paid shares of common stock on a specific day.

Issue terms of each preferred stock are as follows:

	Class I preferred stock		
	First series	Second series	Third series
Annual dividend	¥40.00	¥14.40	¥20.00
Convertible due	July 31, 2018	July 31, 2009	July 31, 2009
Convertible price	¥533.00	¥552.00	¥552.00

19. Other Interest Income

Other interest income for the fiscal years ended March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Interest on due from banks	**¥ 887**	¥ 812	**$ 7,554**
Interest on interest rate swaps	**5,524**	854	**47,027**
Interest on monetary claims bought	**1,696**	1,416	**14,441**
Other	**56**	122	**477**
Total	**¥8,164**	¥3,207	**$69,500**

20. Trust Fees

Chuo Mitsui receives fees for controlling and managing trust properties held under trust agreements between it and its clients.

21. Other Operating Income

Other operating income for the fiscal years ended March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Gains on sales and redemption of bonds	**¥ 4,086**	¥40,035	**$ 34,791**
Gains on sales of loans	**16,285**	34,414	**138,632**
Other	**2,202**	391	**18,751**
Total	**¥22,574**	¥74,841	**$192,175**

22. Other Income

Other income for the fiscal years ended March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Gains on sales of stocks and other securities	**¥42,053**	¥34,855	**$357,991**
Gains on money held in trust	**1,150**	454	**9,796**
Lease-related income	**30,871**	31,328	**262,805**
Other	**23,479**	16,695	**199,875**
Total	**¥97,555**	¥83,333	**$830,468**

23. Other Interest Expenses

Other interest expenses for the fiscal years ended March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Interest on subordinated bonds	**¥ 8,027**	¥ 4,926	**$ 68,337**
Interest on subordinated convertible bonds	**1**	4	**14**
Interest on payables under repurchase agreements and payables under securities lending transactions	**10,310**	6,183	**87,774**
Other	**4,135**	5,993	**35,203**
Total	**¥22,475**	¥17,107	**$191,330**

24. Other Operating Expenses

Other operating expenses for the fiscal years ended March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Losses on foreign exchange	**¥ 984**	¥ 647	**$ 8,379**
Losses on sales and redemption of bonds	**9,653**	49,492	**82,175**
Losses on derivatives	**6,626**	4,406	**56,412**
Other	**2,311**	1,822	**19,680**
Total	**¥19,576**	¥56,369	**$166,648**

25. Other Expenses

Other expenses for the fiscal years ended March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Net provision of allowance for possible loan losses	**¥ 15,264**	¥ 10,890	**$ 129,946**
Losses on sales of loans	**14,651**	2,401	**124,721**
Write-off of loans	**28,132**	20,531	**239,490**
Losses on sales of stocks and other securities	**8,036**	6,592	**68,410**
Losses on devaluation of stocks and other securities	**5,584**	9,220	**47,536**
Losses on money held in trust	**384**	503	**3,272**
Lease-related expenses	**28,586**	29,488	**243,354**
Provision for possible losses related to land trust	**9,539**		**81,204**
Losses on disposal of premises and equipment	**1,242**	1,611	**10,576**
Losses on impairment of fixed assets	**540**		**4,602**
Amortization of transitional obligation for retirement benefits		6,323	
Other	**21,391**	28,841	**182,098**
Total	**¥133,353**	¥116,405	**$1,135,213**

26. Income Taxes

Chuo Mitsui and its domestic consolidated subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 40.63% for the fiscal years ended March 31, 2006 and 2005.

The tax effects of significant temporary differences and loss carryforwards, which resulted in deferred tax assets and liabilities as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Deferred tax assets:			
Allowance for possible loan losses	**¥ 33,044**	¥ 47,455	**$ 281,297**
Tax loss carryforwards	**206,598**	236,992	**1,758,731**
Securities	**27,843**	29,871	**237,028**
Reserve for retirement benefits	**10,317**	475	**87,827**
Other	**43,068**	51,484	**366,632**
Valuation allowance	**(75,077)**	(117,775)	**(639,124)**
Total deferred tax assets	**245,793**	248,503	**2,092,394**
Deferred tax liabilities:			
Net unrealized gains on available-for-sale securities	**(100,366)**	(13,648)	**(854,400)**
Other	**(13,764)**	(14,811)	**(117,176)**
Total deferred tax liabilities	**(114,131)**	(28,459)	**(971,577)**
Net deferred tax assets	**¥ 131,662**	¥ 220,043	**$1,120,816**

A reconciliation between the normal effective statutory tax rate and the actual effective tax rates reflected in the accompanying consolidated statements of income for the fiscal years ended March 31, 2006 and 2005, was as follows:

	2006	2005
Normal effective statutory tax rate	**40.63%**	40.63%
Valuation allowance	**(36.34)**	(8.45)
Other—net	**0.50**	0.22
Actual effective tax rate	**4.79%**	32.40%

27. Transactions Related to Cash Flows

Assets and liabilities of Tokyo Securities Transfer Agent Co., Ltd., which was newly consolidated with Chuo Mitsui through the acquisition of 73.3% of its stocks in the fiscal year ended March 31, 2005, were as follows:

	2005
	Millions of yen
Securities	¥ 954
Reserve for retirement benefits	(411)
Other assets and liabilities	2,118
Minority interests	(709)
Goodwill	9,996
Purchase price of common stock	11,948
Cash and cash equivalent of Tokyo Securities Transfer Agent Co., Ltd.	(1,928)
Payment for purchase of stocks, net of cash acquired	¥10,019

28. Leases

Lessee

Total lease payments under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥69 million ($592 thousand) and ¥35 million for the fiscal years ended March 31, 2006 and 2005, respectively.

Pro forma information on leased property such as acquisition cost and accumulated depreciation and obligations under finance leases as of March 31, 2006 and 2005, and the related depreciation expense and interest expense under finance leases for the fiscal years ended March 31, 2006 and 2005, on an "as if capitalized" basis were as follows:

	Millions of yen		
	2006		
	Equipment	Other assets	Total
Acquisition cost	**¥110**	**¥23**	**¥133**
Accumulated depreciation	**71**	**23**	**95**
Net leased property	**¥ 38**	**¥ 0**	**¥ 38**

	Millions of yen		
	2005		
	Equipment	Other assets	Total
Acquisition cost	¥430	¥24	¥454
Accumulated depreciation	314	19	334
Net leased property	¥115	¥ 4	¥120

	Thousands of U.S. dollars		
	2006		
	Equipment	Other assets	Total
Acquisition cost	**$937**	**$202**	**$1,139**
Accumulated depreciation	**610**	**198**	**809**
Net leased property	**$326**	**$ 3**	**$ 330**

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Obligations under finance leases:			
Due within one year	**¥16**	¥110	**$139**
Due after one year	**22**	12	**193**
Total	**¥39**	¥122	**$333**

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Depreciation expense	**¥66**	¥31	**$563**
Interest expense	**1**	2	**9**
Total	**¥67**	¥34	**$572**

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of income, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancellable operating leases as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Due within one year	**¥ 8**	¥ 7	**$ 68**
Due after one year	**9**	17	**83**
Total	**¥17**	¥24	**$152**

Lessor

Total leases receipts under finance lease arrangements that do not transfer ownership of the leased property to the lessee were ¥28,572 million ($243,228 thousand) and ¥29,185 million for the fiscal years ended March 31, 2006 and 2005, respectively.

Information on leased property that does not transfer ownership of the leased property to the lessee as of March 31, 2006 and 2005, was as follows:

	Millions of yen		
	2006		
	Equipment	Other assets	Total
Acquisition cost	**¥133,125**	**¥13,009**	**¥146,135**
Accumulated depreciation	**64,463**	**5,895**	**70,358**
Accumulated impairment losses	**146**	**5**	**152**
Net leased property	**¥ 68,516**	**¥ 7,108**	**¥ 75,625**

	Millions of yen		
	2005		
	Equipment	Other assets	Total
Acquisition cost	¥183,834	¥14,795	¥198,630
Accumulated depreciation	122,891	8,743	131,635
Net leased property	¥ 60,942	¥ 6,051	¥ 66,994

	Thousands of U.S. dollars		
	2006		
	Equipment	Other assets	Total
Acquisition cost	**$1,133,276**	**$110,749**	**$1,244,026**
Accumulated depreciation	**548,762**	**50,184**	**598,946**
Accumulated impairment losses	**1,243**	**50**	**1,293**
Net leased property	**$ 583,271**	**$ 60,514**	**$ 643,785**

Receivables under finance leases as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Due within one year	**¥23,587**	¥24,582	**$200,799**
Due after one year	**49,576**	46,059	**422,037**
Total	**¥73,164**	¥70,641	**$622,837**

Depreciation expense and interest income under finance leases for the fiscal years ended March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Depreciation expense	**¥26,224**	¥26,853	**$223,243**
Interest income	**1,583**	975	**13,483**
Total	**¥27,808**	¥27,828	**$236,726**

Interest income, which is not reflected in the accompanying consolidated statements of income, was computed by the interest method.

The minimum rental commitments under noncancellable operating leases as of March 31, 2006 and 2005, were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Due within one year	**¥18**	¥1,306	**$159**
Due after one year	**45**	2,423	**388**
Total	**¥64**	¥3,730	**$547**

29. Derivatives Information

Derivative Transactions

a. Instruments

The primary derivative transactions undertaken by Chuo Mitsui are listed below.

Interest rate derivatives: interest futures, interest rate future options, interest rate swaps, caps, floors, swaptions

Bond derivatives: bond futures, bond future options, over-the-counter bond options

Currency derivatives: foreign exchange contracts, currency swaps, currency options

Stock derivatives: stock index futures, equity swaps, stock forward transactions

Other: credit derivatives

b. Purposes and Policies for Derivative Transactions

Chuo Mitsui employs derivative transactions as a vital tool to meet the increasingly sophisticated and diversified financial needs of clients, to keep the market risk exposure on its own assets and liabilities to a level commensurate with its risk management capacity and to seek to capture gains primarily through price fluctuations. Derivative transactions involve various risks, including market risk, which arise through changing interest rates and price fluctuations. Chuo Mitsui must be aware of the characteristics and volume of such risk and enforce strict risk management processes to hedge the risks inherent in derivative transactions.

c. Contents of Risks for Derivative Transactions

(1) Market Risk

Market risk is the potential for loss caused by fluctuations in the fair value of financial products or portfolios, owing to changes in market volatility on the market prices of traded products, such as interest rates, foreign exchange rates and marketable securities. Chuo Mitsui measures risk volume through such means as basis point value ("BPV")* and value at risk ("VaR")**.

VaR of the transactions for trading purposes for the fiscal years ended March 31, 2006 and 2005***, is presented below.

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Maximum	**¥1,868**	¥1,776	**$15,910**
Minimum	**36**	101	**312**
Average	**541**	433	**4,607**
End of year	**40**	101	**341**

* BPV shows the change in fair value of transactions when interest rates change by one basis point (0.01%).

** VaR is a method to statistically gauge the maximum portfolio loss at a certain probability during a given holding period, thereby facilitating standardized measurement of risk across different products, including interest rates, foreign exchange rates and bonds.

*** Measurement assumes a confidence level of 99% and a holding period of 10 days.

(2) Credit Risk

Credit risk is the possibility of reduction or complete elimination of fair value on transactions, owing to such adverse developments as the worsening financial position of a borrower. In the case of derivative transactions, credit risk is not the loss of the assumed principal but the cost, or reconstruction cost, extended to conclude an agreement with a third party having cash flow equivalent to the amount at the time the original counterparty defaulted.

Chuo Mitsui's credit equivalent—determined on a consolidated basis according to Bank for International Settlements (BIS) capital adequacy standards—comprises latent credit exposure plus reconstruction costs. The amounts as of March 31, 2006 and 2005, were comprised of the following components:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Interest rate swaps	**¥111,151**	¥109,438	**$ 946,214**
Currency swaps	**937**	1,798	**7,979**
Foreign exchange contracts	**38,214**	26,268	**325,312**
Interest options (Buy)	**3,139**	922	**26,727**
Currency options (Buy)	**752**	270	**6,402**
Stock derivative transactions		1,062	
Effect of close-out netting agreements that reduce Chuo Mitsui's credit risk exposure	**(90,268)**	(75,845)	**(768,441)**
Total	**¥ 63,926**	¥ 63,916	**$ 544,193**

d. Risk Management System for Derivative Transactions

In accordance with the Rules for Risk Management Mitsui Trust Holdings has established for Mitsui Trust Financial Group, Chuo Mitsui assumes risk only within strategic objectives and risk-hedging capabilities, based on suitable risk management, and adheres to a basic risk management policy to secure appropriate returns on investment.

With regard to market risk, Chuo Mitsui follows Regulations for Market Risk Management to reinforce and control accurate hedging techniques and risk. A cross-check structure has been established whereby the divisions that execute transactions are clearly separate from the divisions that process the transactions, and overall management of market risk is consolidated under the Corporate Risk Management Department, which is independent of both the front and back offices and pinpoints the status of activities undertaken by both office categories.

This department identifies and analyzes groupwide risk, tracks compliance of risk limits and reports to the director in charge on a daily basis and to the Executive Committee on a monthly basis.

With regard to hedge transactions, Chuo Mitsui has prepared Rules for Hedge Transactions to maintain suitable control of hedge transactions.

For credit risk, Chuo Mitsui follows its Rules for Credit Risk Management, which provide direction for regulating credit risk on loans, fund transactions, derivative transactions and other credit-related risks, and works to forge a stronger credit risk management structure.

Credit lines for derivative and other transactions are established through strict procedures, in accordance with trading standards provided separately. The compliance status of such credit lines and other conditions is appropriately monitored.

Fair Value of Transactions

The following transactions are stated at fair value and unrealized gains (losses) are reflected in the consolidated statements of income. Transactions which qualify for hedge accounting are excluded from the following table.

Interest rate transactions

	Millions of yen			
	2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	**¥ 6,013**		**¥ 8**	**¥ 8**
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	**4,299,723**	**¥3,249,261**	**(15,138)**	**(15,138)**
Floating rate receipt, fixed rate payment	**4,232,858**	**3,152,556**	**22,628**	**22,628**
Floating rate receipt, floating rate payment	**32,200**	**32,200**	**3,414**	**3,414**
Caps:				
Selling	**32,223**	**29,223**	**(80)**	**183**
Buying	**21,352**	**21,352**	**62**	**2**
Others:				
Selling	**112,050**	**64,850**	**(1,031)**	**46**
Buying	**34,554**	**22,272**	**815**	**340**
Total			**¥ 10,679**	**¥ 11,486**

	Millions of yen			
	2005			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	¥ 98,842		¥ 162	¥ 162
Buying	70,724		(423)	(423)
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	3,372,963	¥2,689,806	54,456	54,456
Floating rate receipt, fixed rate payment	3,278,010	2,567,044	(39,959)	(39,959)
Floating rate receipt, floating rate payment	32,200	32,200	3,746	3,746
Caps:				
Selling	28,517	25,517	(61)	292
Buying	18,110	15,110	45	(24)
Others:				
Selling	107,550	49,050	(1,401)	65
Buying	24,000	10,000	320	(27)
Total			¥ 16,886	¥ 18,288

	Thousands of U.S. dollars			
	2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Listed:				
Interest rate futures contracts:				
Selling	$ 51,189		$ 75	$ 75
Over-the-counter:				
Interest rate swaps:				
Fixed rate receipt, floating rate payment	36,602,733	$27,660,353	(128,867)	(128,867)
Floating rate receipt, fixed rate payment	36,033,530	26,837,117	192,635	192,635
Floating rate receipt, floating rate payment	274,112	274,112	29,065	29,065
Caps:				
Selling	274,308	248,769	(688)	1,561
Buying	181,772	181,772	533	17
Others:				
Selling	953,860	552,055	(8,781)	399
Buying	294,151	189,597	6,940	2,896
Total			$ 90,912	$ 97,783

Note: The fair value of listed transactions is calculated according to closing market prices on the Tokyo International Financial Futures Exchange and other exchanges. The fair value of over-the-counter transactions is calculated according to discounted present value, the option pricing model and other valuation techniques.

Currency transactions

	Millions of yen			
	2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	¥ 50,512	¥3,524	¥ (163)	¥ (163)
Foreign exchange contracts:				
Selling	1,392,408		(17,947)	(17,947)
Buying	1,541,241		18,776	18,776
Currency options:				
Selling	33,361		(94)	101
Buying	42,876		323	(158)
Total			¥ 894	¥ 608

	Millions of yen			
	2005			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	¥128,820		¥ (428)	¥ (428)
Foreign exchange contracts:				
Selling	785,616		(18,437)	(18,437)
Buying	863,282		18,131	18,131
Currency options:				
Selling	9,554		(164)	(40)
Buying	10,627		164	19
Total			¥ (734)	¥ (754)

	Thousands of U.S. dollars			
	2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Currency rate swaps	$ 430,000	$30,000	$ (1,393)	$ (1,393)
Foreign exchange contracts:				
Selling	11,853,312		(152,782)	(152,782)
Buying	13,120,301		159,843	159,843
Currency options:				
Selling	284,000		(802)	861
Buying	365,000		2,752	(1,348)
Total			$ 7,617	$ 5,179

Note: The fair value of over-the-counter currency transactions is calculated according to discounted present value, the option pricing model and other valuation techniques.

Stock transactions

	Millions of yen		
	2006		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Listed:			
Stock index futures:			
Selling	¥1,646	¥(56)	¥(56)

	Thousands of U.S. dollars		
	2006		
	Contract or notional amount	Fair value	Unrealized gains (losses)
Listed:			
Stock index futures:			
Selling	$14,012	$(476)	$(476)

Note: The fair value of listed transactions is calculated according to closing market prices on the stock exchanges, such as the Tokyo Stock Exchange.

Bond transactions

	Millions of yen 2006		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	¥16,332	¥ (37)	¥ (37)
Buying	13,413	(67)	(67)
Total		¥(104)	¥(104)

	Millions of yen 2005		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	¥4,108		
Buying	574	¥(2)	¥(2)

	Thousands of U.S. dollars 2006		
	Contract amount	Fair value	Unrealized gains (losses)
Listed:			
Bond futures:			
Selling	$139,032	$(315)	$(315)
Buying	114,182	(570)	(570)
Total		$(885)	$(885)

Note: The fair value of listed transactions is calculated according to closing market prices on the stock exchanges, such as the Tokyo Stock Exchange.

Credit derivative transactions

	Millions of yen 2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	¥71,000	¥1,000	¥535	¥535

	Millions of yen 2005			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	¥77,000	¥72,000	¥590	¥590

	Thousands of U.S. dollars 2006			
	Contract or notional amount			
	Total	Over one year	Fair value	Unrealized gains (losses)
Over-the-counter:				
Credit default swaps:				
Selling	$604,409	$8,512	$4,560	$4,560

Notes: 1. Fair value is calculated according to discounted present value.
2. "Selling" refers to acceptance transactions on credit risk.

30. Segment Information

Information about business segments, geographic segments and ordinary income from international operations for the fiscal years ended March 31, 2006 and 2005, is as follows:

(1) Business Segment Information

	Millions of yen 2006			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	¥ 380,255	¥ 57,147		¥ 437,402
Intersegment	9,626	2,100	¥ (11,727)	
Total ordinary income	389,881	59,248	(11,727)	437,402
Ordinary expenses	277,524	51,848	(8,414)	320,957
Ordinary profit	¥ 112,357	¥ 7,400	¥ (3,312)	¥ 116,445
Assets, depreciation and capital expenditures:				
Total assets	¥13,561,966	¥201,518	¥(134,224)	¥13,629,260
Depreciation	15,929	28,086		44,016
Capital expenditures	13,880	34,676		48,556

	Millions of yen 2005			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	¥ 418,536	¥ 51,597		¥ 470,133
Intersegment	3,965	4,761	¥ (8,727)	
Total ordinary income	422,502	56,359	(8,727)	470,133
Ordinary expenses	285,165	51,706	(6,667)	330,204
Ordinary profit	¥ 137,336	¥ 4,652	¥ (2,060)	¥ 139,929
Assets, depreciation and capital expenditures:				
Total assets	¥13,254,935	¥198,745	¥(182,299)	¥13,271,381
Depreciation	16,426	28,851		45,277
Capital expenditures	9,210	26,839		36,049

	Thousands of U.S. dollars			
	2006			
	Trust and banking business	Other finance-related operations	Eliminations/ corporate	Consolidated
Ordinary income:				
External customers	$ 3,237,042	$ 486,485		$ 3,723,528
Intersegment	81,947	17,884	$ (99,831)	
Total ordinary income	3,318,989	504,369	(99,831)	3,723,528
Ordinary expenses	2,362,509	441,373	(71,632)	2,732,250
Ordinary profit	$ 956,479	$ 62,996	$ (28,198)	$ 991,277
Assets, depreciation and capital expenditures:				
Total assets	$115,450,468	$1,715,488	$(1,142,625)	$116,023,331
Depreciation	135,604	239,096		374,701
Capital expenditures	118,162	295,193		413,356

Notes: 1. Ordinary income represents total income less certain special income, and ordinary expenses represents total expenses less certain special expenses.
2. "Other finance-related operations" mainly consists of credit guarantee services, leasing and credit card services.
3. Accounting change
The existing accounting standard for employees' retirement benefits prohibited recognition of any excess portion of plan assets exceeding the projected benefit obligation that had arisen due to an excess of the actual return of plan assets over the expected return or a reduction of benefits level. This standard was amended in March 2005 to allow recognition of such excess portion of plan assets from the fiscal year ended March 31, 2005. In accordance with the amended standard, Chuo Mitsui recognized excess plan assets due to the actual return of plan assets exceeding the expected return. Such excess was recognized as actuarial gain and is being recognized from the fiscal year ended March 31, 2005. The effect of this change was to decrease ordinary expenses by ¥1,280 million and increase ordinary profit by the same amount for "Trust and banking business" for the fiscal year ended March 31, 2005.

(2) Geographic Segment Information

Since domestic (Japan) total ordinary income and total assets by geographic segment for the fiscal years ended March 31, 2006 and 2005, represented more than 90% of the consolidated total ordinary income and total assets of each respective year, geographic segment information was not required to be disclosed.

(3) Ordinary Income from International Operations

	Millions of yen, except percentage data		Thousands of U.S. dollars, except percentage data
	2006	2005	**2006**
Ordinary income from international operations (A)	**¥ 46,485**	¥ 47,147	**$ 395,723**
Consolidated ordinary income (B)	**437,402**	470,133	**3,723,528**
(A)/(B) (%)	**10.6%**	10.0%	**10.6%**

Note: Ordinary income from international operations represents ordinary income arising from international operations both in and outside Japan.

31. Per Share Information

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the fiscal years ended March 31, 2006 and 2005, was as follows:

	Millions of yen	Thousands of shares	Yen	U.S. dollars
Fiscal year ended March 31, 2006	Net income	Weighted-average shares	EPS	EPS
Basic EPS				
Net income available to common shareholders	**¥106,387**	**1,245,402**	**¥85.42**	**$0.72**
Effect of dilutive securities				
Convertible bonds		**277**		
Preferred stock	**5,278**	**970,375**		
Diluted EPS				
Net income for computation	**¥111,665**	**2,216,055**	**¥50.38**	**$0.42**
Fiscal year ended March 31, 2005				
Basic EPS				
Net income available to common shareholders	¥83,092	1,245,261	¥66.72	
Effect of dilutive securities				
Convertible bonds	1	418		
Preferred stock	5,278	970,375		
Diluted EPS				
Net income for computation	¥88,372	2,216,055	¥39.87	

32. Subsequent Event

The following plan of Chuo Mitsui for the appropriation of unappropriated profit was approved at the general meeting of shareholders held on June 28, 2006:

	Millions of yen	Thousands of U.S. dollars
Fiscal year-end cash dividends:		
Common stock, ¥7.81 ($0.06) per share	¥ 9,727	$ 82,811
Class I convertible preferred stock (first series), ¥40.00 ($0.34) per share	800	6,810
Class I convertible preferred stock (second series), ¥14.40 ($0.12) per share	1,350	11,492
Class I convertible preferred stock (third series), ¥20.00 ($0.17) per share	3,128	26,629
Total	¥15,006	$127,743

Deloitte.

Deloitte Touche Tohmatsu
MS Shibaura Building
4-13-23 Shibaura
Minato-ku, Tokyo 108-8530
Japan

Tel: +81(3)3457 7321
Fax: +81(3)3457 1694
www.deloitte.com/jp

Independent Auditors' Report

To the Board of Directors of
The Chuo Mitsui Trust and Banking Company, Limited:

We have audited the accompanying consolidated balance sheets (banking account) of The Chuo Mitsui Trust and Banking Company, Limited (the "Bank") and consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and consolidated subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 28, 2006

Member of
Deloitte Touche Tohmatsu

Non-Consolidated Balance Sheets (Supplemental Information—Unaudited)

The Chuo Mitsui Trust and Banking Company, Limited
As of March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
ASSETS			
Cash and cash equivalents	¥ 307,343	¥ 388,118	$ 2,616,355
Due from banks other than due from the Bank of Japan	79,306	61,789	675,125
Call loans	130,000	11,388	1,106,665
Receivables under securities borrowing transactions	74,243	53,750	632,016
Bills bought	33,700		286,881
Monetary claims bought	98,992	105,234	842,705
Trading assets	44,885	29,260	382,102
Securities	3,781,312	4,006,090	32,189,599
Money held in trust	1,798	6,273	15,313
Loans and bills discounted	7,324,007	7,228,883	62,347,894
Foreign exchanges	37,598	1,881	320,068
Other assets	372,653	301,135	3,172,326
Premises and equipment	122,346	127,138	1,041,514
Deferred tax assets	156,568	225,900	1,332,833
Customers' liabilities for acceptances and guarantees	283,041	303,565	2,409,483
Allowance for possible loan losses	(57,729)	(55,893)	(491,439)
Total	¥12,790,068	¥12,794,515	$108,879,449
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits	¥ 8,888,476	¥ 9,019,204	$ 75,665,923
Call money	194,588	245,731	1,656,493
Payables under repurchase agreements	38,307	49,999	326,108
Payables under securities lending transactions	840,412	875,826	7,154,271
Bills sold	100,000		851,281
Trading liabilities	6,945	8,226	59,122
Borrowed money	159,623	175,836	1,358,841
Foreign exchanges	47	36	407
Subordinated bonds	190,949	177,347	1,625,517
Subordinated convertible bonds	120	381	1,024
Payables to trust account	1,160,974	1,237,214	9,883,154
Other liabilities	90,254	81,304	768,322
Reserve for bonus payment	2,002	1,977	17,050
Reserve for possible losses related to land trust	9,539		81,204
Acceptances and guarantees	283,041	303,565	2,409,483
Total liabilities	11,965,283	12,176,651	101,858,206
Shareholders' equity:			
Common stock and preferred stock	356,437	356,306	3,034,283
Capital surplus	105,751	105,621	900,244
Retained earnings	228,899	137,502	1,948,580
Land revaluation difference	(15,527)	(14,810)	(132,181)
Net unrealized gains on available-for-sale securities	149,224	33,244	1,270,316
Total shareholders' equity	824,785	617,864	7,021,243
Total	¥12,790,068	¥12,794,515	$108,879,449

Non-Consolidated Statements of Income (Supplemental Information—Unaudited)

The Chuo Mitsui Trust and Banking Company, Limited
Fiscal years ended March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Income:			
Interest income:			
Interest on loans and bills discounted	**¥ 83,666**	¥102,846	**$ 712,238**
Interest and dividends on securities	**76,258**	52,546	**649,171**
Interest on call loans and bills bought	**59**	56	**507**
Other interest income	**8,125**	3,188	**69,169**
Trust fees	**30,687**	48,148	**261,233**
Fees and commissions	**99,784**	85,221	**849,448**
Trading gains	**4,503**	7,800	**38,336**
Other operating income	**21,655**	74,479	**184,352**
Other income	**52,892**	39,433	**450,266**
Total income	**377,633**	413,722	**3,214,724**
Expenses:			
Interest expenses:			
Interest on deposits	**17,297**	19,951	**147,249**
Interest on call money and bills sold	**2,405**	581	**20,476**
Interest on borrowings	**5,011**	9,389	**42,660**
Other interest expenses	**21,682**	16,457	**184,580**
Fees and commissions	**17,192**	16,859	**146,357**
Trading losses	**139**	737	**1,186**
Other operating expenses	**19,576**	56,362	**166,648**
General and administrative expenses	**97,130**	99,325	**826,853**
Other expenses	**91,092**	68,548	**775,450**
Total expenses	**271,527**	288,213	**2,311,463**
Income before income taxes	**106,106**	125,509	**903,261**
Income taxes:			
Current	**421**	487	**3,586**
Deferred		43,000	
Net income	**¥105,684**	¥ 82,022	**$ 899,674**

	Yen		U.S. dollars
	2006	2005	**2006**
Per share of common stock:			
Basic net income	**¥80.62**	¥61.62	**$0.68**
Diluted net income	**47.69**	37.01	**0.40**

Non-Consolidated Balance Sheets (Supplemental Information—Unaudited)

Mitsui Asset Trust and Banking Company, Limited
As of March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
ASSETS			
Cash and cash equivalents	¥ 38,370	¥ 57,135	$ 326,640
Due from banks other than due from the Bank of Japan	790	919	6,732
Securities	84,218	84,232	716,932
Other assets	40,855	38,836	347,793
Premises and equipment	1,544	1,687	13,151
Deferred tax assets	2,628	2,745	22,379
Allowance for possible loan losses	(11)	(10)	(98)
Total	¥168,397	¥185,546	$1,433,532
LIABILITIES AND SHAREHOLDERS' EQUITY			
Liabilities:			
Deposits	¥ 82	¥ 117	$ 704
Call money	99,500	79,500	847,024
Borrowed money	10,000	52,000	85,128
Payables to trust account	304	1,912	2,593
Other liabilities	12,367	8,589	105,279
Reserve for bonus payment	295	280	2,512
Total liabilities	122,549	142,399	1,043,243
Shareholders' equity:			
Common stock	11,000	11,000	93,640
Capital surplus	21,246	21,246	180,863
Retained earnings	13,610	10,905	115,864
Net unrealized losses on available-for-sale securities	(9)	(4)	(80)
Total shareholders' equity	45,847	43,147	390,288
Total	¥168,397	¥185,546	$1,433,532

Non-Consolidated Statements of Income (Supplemental Information—Unaudited)

Mitsui Asset Trust and Banking Company, Limited
Fiscal years ended March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Income:			
Interest income:			
Interest and dividends on securities	**¥ 15**	¥ 14	**$ 130**
Other interest income	**68**	69	**586**
Trust fees	**41,397**	41,039	**352,406**
Fees and commissions	**7,086**	5,032	**60,324**
Other income	**266**	1,495	**2,266**
Total income	**48,833**	47,651	**415,714**
Expenses:			
Interest expenses:			
Interest on borrowings	**72**	75	**619**
Other interest expenses	**13**	14	**113**
Fees and commissions	**12,369**	13,202	**105,295**
General and administrative expenses	**14,928**	15,856	**127,081**
Other expenses	**482**	1,232	**4,107**
Total expenses	**27,865**	30,383	**237,217**
Income before income taxes	**20,968**	17,268	**178,496**
Income taxes:			
Current	**8,243**	2,988	**70,174**
Deferred	**119**	4,136	**1,018**
Net income	**¥12,604**	¥10,143	**$107,303**

	Yen		U.S. dollars
	2006	2005	**2006**
Per share of common stock:			
Net income	**¥21,008.27**	¥16,905.23	**$178.83**

Financial Statements of Subsidiary Banks (Trust Account—Unaudited)

Mitsui Trust Holdings, Inc.
As of March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Assets:			
Loans (Note 2)	**¥ 1,185,967**	¥ 1,502,177	**$ 10,095,914**
Securities (Note 3)	**6,484,424**	5,762,381	**55,200,686**
Beneficiary rights	**28,284,207**	24,975,630	**240,778,130**
Securities held in custody accounts	**264**	266	**2,252**
Monetary claims	**1,627,453**	1,120,841	**13,854,207**
Premises and equipment	**3,422,056**	2,498,151	**29,131,318**
Other claims	**56,180**	31,326	**478,252**
Due from banking account	**1,161,278**	1,239,126	**9,885,747**
Cash and due from banks	**235,501**	158,611	**2,004,782**
Total assets	**¥42,457,334**	¥37,288,513	**$361,431,293**
Liabilities:			
Money trusts (Note 4)	**¥16,873,276**	¥16,009,618	**$143,639,027**
Pension trusts	**6,194,275**	5,999,513	**52,730,698**
Property formation benefit trusts	**16,842**	18,801	**143,378**
Loan trusts (Note 5)	**1,078,818**	1,392,500	**9,183,782**
Securities investment trusts	**8,858,995**	6,115,693	**75,414,961**
Money in trust other than money trusts	**548,801**	566,052	**4,671,841**
Securities in trust	**937,224**	745,197	**7,978,413**
Money claims in trust	**1,654,864**	1,141,500	**14,087,552**
Equipment in trust	**110**	151	**943**
Real estate in trust	**80,141**	84,196	**682,233**
General trusts	**6,213,982**	5,215,289	**52,898,461**
Total liabilities	**¥42,457,334**	¥37,288,513	**$361,431,293**

See Notes to Financial Statements of Subsidiary Banks (Trust Account—Unaudited).

Notes to Financial Statements of Subsidiary Banks (Trust Account—Unaudited)

Mitsui Trust Holdings, Inc.
Fiscal years ended March 31, 2006 and 2005

1. *Trust Accounts*

Under the Trust Law of Japan, trust activities must be administered separately from a commercial banking business. As a result, assets accepted in trust must be segregated from other assets. Within the general category of trust accounts, each trust account is segregated from other trust assets. Accordingly, the financial statements of Mitsui Trust Holdings, Inc. ("Mitsui Trust Holdings"), do not reflect Mitsui Trust Holdings' records as to the assets accepted in trust, which are maintained separately under the trust account.

Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by The Chuo Mitsui Trust and Company, Limited, and such guaranteed principal as of March 31, 2006 and 2005, was ¥2,657,048 million ($22,618,954 thousand) and ¥3,097,886 million, respectively.

The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥117.47 to U.S.$1, the approximate rate of exchange as of March 31, 2006. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

Amounts less than one million Japanese yen and one thousand U.S. dollars have been truncated. As a result, the total may not be equal to the total of individual amounts.

2. *Loans*

Loans as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Loans on deeds	**¥ 982,092**	¥1,266,217	**$ 8,360,370**
Loans on notes	**203,874**	235,959	**1,735,544**
Total	**¥1,185,967**	¥1,502,177	**$10,095,914**

Under certain trust agreements, repayments of the principal of the customers' trust assets are guaranteed by banking subsidiaries, and loans on such guaranteed trust assets as of March 31, 2006 and 2005, included the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Loans to borrowers in bankruptcy	**¥ 3,752**	¥ 4,405	**$ 31,947**
Non-accrual loans	**11,947**	15,733	**101,706**
Loans past due three months or more	**352**	498	**2,998**
Restructured loans	**5,277**	21,418	**44,923**
Total	**¥21,329**	¥42,055	**$181,576**

3. *Securities*

Securities are stated at market price or at cost by each trust agreement.

Securities held as of March 31, 2006 and 2005, consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Japanese government bonds	**¥3,448,391**	¥3,010,626	**$29,355,510**
Japanese municipal bonds	**317,912**	249,507	**2,706,332**
Japanese corporate bonds	**1,032,472**	902,975	**8,789,246**
Japanese stocks	**1,371,408**	1,264,756	**11,674,540**
Foreign securities	**313,777**	333,915	**2,671,132**
Other securities	**460**	600	**3,923**
Total	**¥6,484,424**	¥5,762,381	**$55,200,686**

4. *Balance of Money Trusts*

The principal amounts of certain money trusts are guaranteed and the balance of these accounts is as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Assets:			
Loans	**¥ 480,886**	¥ 553,059	**$ 4,093,698**
Securities	**33,653**	29,956	**286,489**
Other	**834,562**	894,786	**7,104,471**
Total	**¥1,349,102**	¥1,477,802	**$11,484,659**
Liabilities:			
Principal	**¥1,348,871**	¥1,477,846	**$11,482,692**
Allowance for the impairment of guaranteed trust principal	**361**	184	**3,076**
Other	**(130)**	(228)	**(1,109)**
Total	**¥1,349,102**	¥1,477,802	**$11,484,659**

In the case of certain money trusts, the principal amount is guaranteed and, as the above table indicates, allowance for the impairment of guaranteed trust principal is set aside by banking subsidiaries. The figures of the table include funds reinvested from the other trusts managed by a banking subsidiary.

5. *Balance of Loan Trusts*

The balance of loan trusts is as follows (the figures of the table include funds reinvested from the other trusts managed by a banking subsidiary):

	Millions of yen		Thousands of U.S. dollars
	2006	2005	**2006**
Assets:			
Loans	**¥ 673,181**	¥ 909,428	**$ 5,730,669**
Securities	**27,959**	49,141	**238,011**
Other	**614,124**	673,253	**5,227,929**
Total	**¥1,315,265**	¥1,631,822	**$11,196,610**
Liabilities:			
Principal	**¥1,308,176**	¥1,620,039	**$11,136,261**
Allowance for the impairment of guaranteed trust principal	**7,060**	8,781	**60,105**
Other	**28**	3,002	**243**
Total	**¥1,315,265**	¥1,631,822	**$11,196,610**

As in certain money trusts, the principal amount of loan trusts is guaranteed and, as the above table indicates, allowance for the impairment of guaranteed trust principal is set aside by banking subsidiaries.

Consolidated Five-Year Summary

	Mitsui Trust Holdings				
	Billions of yen				
	2006	2005	2004	2003	2002
Banking account* (As of March 31)					
Total assets	**¥13,808.7**	¥13,431.4	¥12,753.7	¥12,478.0	¥13,372.8
Cash and due from banks	**431.5**	509.8	521.8	890.9	1,321.0
Call loans and bills bought	**164.5**	12.0	17.0	—	0.0
Securities	**3,835.7**	4,006.2	3,585.9	3,232.5	3,436.9
Loans and bills discounted	**7,292.0**	7,144.5	7,189.9	7,200.3	7,416.0
Foreign exchanges	**37.5**	1.8	6.7	4.9	4.8
Customers' liabilities for acceptances and guarantees	**1,023.3**	771.7	376.5	220.2	306.9
Total liabilities	**¥12,843.3**	¥12,718.3	¥12,182.0	¥12,129.2	¥12,811.0
Deposits	**8,806.9**	8,937.5	9,116.0	8,672.2	7,742.4
Call money and bills sold	**394.0**	325.2	318.0	300.0	586.5
Borrowed money	**165.4**	174.0	341.9	509.3	434.8
Foreign exchanges	**0.0**	0.0	0.0	0.0	0.0
Acceptances and guarantees	**1,023.3**	771.7	376.5	220.2	306.9
Total shareholders' equity	**¥ 858.8**	¥ 606.6	¥ 463.3	¥ 251.6	¥ 496.1
Trust account* (As of March 31)					
Total assets	**¥42,457.3**	¥37,288.5	¥35,498.5	¥36,503.9	¥38,077.2
Loans	**1,185.9**	1,502.1	1,867.7	2,543.3	2,592.9
Securities	**6,484.4**	5,762.3	4,657.1	14,347.3	23,023.4
Beneficiary rights	**28,284.2**	24,975.6	24,815.0	9,839.7	1,011.0
Total liabilities	**¥42,457.3**	¥37,288.5	¥35,498.5	¥36,503.9	¥38,077.2
Money trusts	**16,873.2**	16,009.6	15,793.9	17,773.3	17,202.1
Pension trusts	**6,194.2**	5,999.5	6,659.4	6,452.7	6,374.2
Property formation benefit trusts	**16.8**	18.8	18.9	19.8	21.2
Loan trusts	**1,078.8**	1,392.5	1,778.0	2,391.3	3,762.1
Securities investment trusts	**8,858.9**	6,115.6	4,585.1	4,297.7	5,238.7
Statements of income (Fiscal years ended March 31)					
Total income	**¥ 484.4**	¥ 513.8	¥ 553.9	¥ 506.6	¥ 540.9
Total expenses	**344.5**	363.6	426.7	546.3	958.0
Income (loss) before income taxes and minority interests	**139.9**	150.1	127.2	(39.6)	(417.1)
Net income (loss)	**¥ 119.6**	¥ 94.0	¥ 50.7	¥ (96.7)	¥ (277.9)

Notes: 1. All figures are based on the consolidated financial statements.
2. All figures are for Mitsui Trust Holdings, Inc.
* All figures are combined totals from The Chuo Mitsui Trust and Banking Company, Limited, and Mitsui Asset Trust and Banking Company, Limited.

Definitions of Self-Assessment System, Disclosure of Assets Based on the Financial Revitalization Law and Risk-Monitored Loans

Self-Assessment System

What Is the Self-Assessment System?

Self-assessment of asset quality requires a financial institution to examine the quality of its own assets and group assets, according to the degree of risk for default on loans or the potential irrecoverability of invested value.

Assets subject to self-assessment are loans and loan equivalents, such as loan receivables in securities, foreign currency, accrued interest, accounts due, provisional payments equivalent to loans, and acceptances and guarantees.

Basic Concept in Self-Assessment

In principle, the process of asset assessment assigns credit ratings to borrowers, then groups the borrowers according to these rating assignments. Each borrower is viewed individually, based on such details as the application of funds, and the status of collateral and guarantees is ascertained to facilitate further classification, according to the degree of risk inherent in the recovery of the loan or the potential for the invested value to erode.

Credit Ratings

Credit ratings correspond to a client's credit risk, a status based on financial position, ratings by rating agencies, information from credit bureaus, and other sources. A credit rating must be consistent with borrower categories.

Borrower Categories

A borrower's ability to repay loans is determined by such factors as financial status, cash flow and profitability, and this ability will place a borrower into one of five categories: normal, caution, possible bankruptcy, virtual bankruptcy and legal bankruptcy.

1. Normal: Borrowers whose business prospects are favorable and whose financial position exhibits no particular problems.
2. Caution: Borrowers with problematic lending conditions, such as reduced or suspended interest payments, borrowers with non-accrual repayment schedules, wherein principal or interest payments are in arrears, and borrowers which may require special measures in the future because business prospects are sluggish or unstable, or because financial positions are uncertain.
3. Possible bankruptcy: Borrowers for whom bankruptcy is not currently imminent but for whom the eventuality of failure in the future is high because financial difficulty exists and a sufficient boost through a business improvement plan, for example, is not expected. This category includes borrowers receiving support from a financial institution or other backer.
4. Virtual bankruptcy: Borrowers that face severe operating difficulties and while they have not been declared legally bankrupt they are essentially insolvent because they lack any hope of restructuring.
5. Legal bankruptcy: Borrowers whose legal bankruptcy is substantiated by a declaration of bankruptcy, liquidation, reorganization, composition or civil reconstruction, or for whom clearinghouse transactions have been halted.

Claim Categories

Under the self-assessment system, claims are grouped into "categories"—II, III and IV—and the respective assets are called "category assets." Claims that do not fall into categories II, III and IV are called "no category," and the assets that fall outside these classifications are deemed "no category assets."

Disclosure of Assets Based on the Financial Revitalization Law

Borrower Classification

1. Claims under bankruptcy and virtual bankruptcy: Loans and loan equivalents granted to borrowers that have succumbed to legal business failure by reason of declared bankruptcy, reorganization, composition proceedings or other officially recognized end to operations.
2. Claims under high risk: Loans to borrowers that have not yet reached a state of legal bankruptcy but are highly unlikely to repay the principal and interest according to contractual obligations because of worsening financial position and business performance.
3. Claims under close observation: Loans three months past due—i.e., loans for which payment of principal or interest has fallen more than three months behind, counting from the day following the contractual payment day—and restructured loans—i.e., loans for which the contractual conditions have been revised, for example, with a specific concession in favor of the

borrower to facilitate the restructuring of a business that has been economically disadvantaged, or to support such a business, and thereby promote repayment of the outstanding loan.

4. Normal claims: Loans to borrowers with no particular problems affecting financial position or business performance, thereby excluding them from the three classifications described above.

Relationship with Borrower Classifications in the Self-Assessment System

1. Claims under bankruptcy and virtual bankruptcy: Corresponds to the sum of loans to borrowers that are in legal bankruptcy or virtual bankruptcy under self-assessment standards.
2. Claims under high risk: Equivalent to loans to borrowers classified as in possible bankruptcy under self-assessment standards.
3. Claims under close observation: Represents the sum of loans to borrowers in the caution category of self-assessment standards that are either more than three months past due or restructured.
4. Normal claims: Identified with loans to healthy borrowers under self-assessment standards, as well as loans other than claims under the close observation category of loans to borrowers requiring caution.

Risk-Monitored Loans

What are risk-monitored loans?

1. Loans to borrowers in bankruptcy: Of loans for which no accrued interest is recorded because the recovery of principal or interest is unlikely due to a prolonged delay in payment of principal or interest (excludes the portion written off; hereafter referred to as "loans for which accrued interest is not recorded"), loans to borrowers in bankruptcy are those for which the reason is found in the provisions of the Corporate Tax Law (Ordinance 97, 1965), Article 96, Paragraph 1, Sub-Paragraph 3, Points a) through e), or Article 4 of the same law.
2. Non-accrual loans: Of loans for which accrued interest is not recorded, non-accrual loans are loans other than those to borrowers in bankruptcy and loans for which interest has been waived to facilitate business restructuring.
3. Loans past due three months or more: This category comprises loans for which payment of principal or interest has fallen more than three months behind, counting from the day following the contractual payment day, but excludes loans to borrowers in bankruptcy and non-accrual loans.
4. Restructured loans: This category covers loans for which payment of interest is reduced or suspended, payment of principal is extended, the claim is waived, or another measure advantageous to the borrower is granted to facilitate business restructuring. Loans to borrowers in bankruptcy, non-accrual loans and loans past due three months or more are not included in this category.

Relationship between Self-Assessment Assets and Disclosure of Assets Based on the Financial Revitalization Law

Assets classified under self-assessment standards and disclosure of assets based on the Financial Revitalization Law are loans and loan equivalents. These loans differ primarily from risk-monitored loans in that risk-monitored loans exclude loan equivalents.

1. Loans to borrowers in bankruptcy: These are loans to legally bankrupt borrowers.
2. Non-accrual loans: These are loans to virtually bankrupt borrowers and borrowers for which the possibility of bankruptcy exists.
3. Loans past due three months or more: Of loans to borrowers requiring caution, loans past due three months or more are those for which the payment of principal or interest has fallen three months behind, counting from the day following the contractual payment day.
4. Restructured loans: Of loans to borrowers requiring caution, restructured loans are those for which payment of interest is reduced or suspended, payment of principal is extended, the claim is waived or another measure advantageous to the borrower is granted to facilitate business restructuring.

Directors, Corporate Auditors and Executive Officers

As of August 1, 2006

Mitsui Trust Holdings, Inc.

Chairman
Kiichiro Furusawa*

President
Kazuo Tanabe*

Deputy President
Tomohiro Ito*

Senior Managing Directors
Jun Okuno
Ken Sumida

Managing Director
Tadashi Kawai

Corporate Auditors
Kimihiro Funahashi
Hiroaki Sasaki
Shigenori Koda
Yasuhiro Yonezawa
Yasuhiko Takano

Senior Executive Officer
Nobuo Iwasaki

** Representative directors*

The Chuo Mitsui Trust and Banking Company, Limited

President
Kazuo Tanabe*

Deputy President
Masaharu Kodaka*

Corporate Auditors
Masahiro Kajimura
Shigenori Koda
Yasuhiko Takano

First Senior Executive Officers
Itaru Masuda**
Jun Okuno
Ken Sumida

Senior Executive Officers
Toshiro Harada
Tetsuji Tada
Kiichiro Kurimoto
Kitamura Kunitaro
Mamoru Kawakami
Nobuo Iwasaki

Executive Officers
Takashi Kamikanda
Shigeru Sasagawa
Naoya Shoji
Katsuhiko Kudo
Tetsuo Amano
Yoshiki Kiyono
Shinji Ochiai
Yoichi Nakae

** Representative directors*
*** Directors*

Mitsui Asset Trust and Banking Company, Limited

President
Tadashi Kawai*

First Senior Executive Officers
Teruo Watanabe**

Senior Executive Officer
Koichi Suzuki**

Corporate Auditors
Hiroaki Sasaki
Haruo Shikano
Yasuhiro Yonezawa

Executive Officers
Shunichi Sakata
Taro kiritani
Yasuo Kuwana
Yasuhiro Wakasa

** Representative director*
*** Directors*

Organization

As of August 1, 2006

Mitsui Trust Holdings, Inc.

- General Meeting of Shareholders
  - Board of Corporate Auditors
    - Corporate Auditors
      - Corporate Auditors Office
  - Board of Directors
    - Executive Committee
      - Advisory Board
      - Secretariat
      - General Planning Dept.
      - Planning and Coordination Dept.
      - General Affairs Dept.
      - Internal Risk Control Dept.
    - Internal Audit Dept.

The Chuo Mitsui Trust and Banking Company, Limited

- General Meeting of Shareholders
  - Board of Corporate Auditors
    - Corporate Auditors
      - Corporate Auditors Office
  - Board of Directors
    - Executive Committee
      - Secretariat
      - Corporate Planning Dept.
      - General Affairs Dept.
      - Personnel Planning Dept.
      - Personnel Dept.
      - Corporate Risk Management Dept.
      - Legal Dept.
      - Treasury Dept.
      - Business Planning Dept.
      - Direct Channel Business Dept.
      - Loan Planning Dept.
      - Corporate Business Promotion Dept.
      - Business Loan Dept.
      - Structured Finance Dept.
      - Specialized Finance Dept.
      - Alternative Investment Dept.
      - Credit Supervision Dept. I
      - Credit Supervision Dept. II
      - Head Office Business Depts.
      - Domestic Branches
      - Settlement Administration Dept.
        - Representative Offices
      - Securities Dept.
      - Real Estate Planning and Administration Dept.
      - Real Estate Business Dept. I
      - Real Estate Business Dept. II
      - Real Estate Business Dept. III
      - Real Estate Investment Promotion Dept. I
      - Real Estate Investment Promotion Dept. II
      - Real Estate Investment Advisory Dept.
      - Stock Transfer Agency Dept.
      - Stock Transfer Agency Business Dept.
      - Stock Transfer Agency Business Promotion Dept.
      - Operations Administration Dept.
      - System Planning Dept.
    - Internal Audit Dept.

Mitsui Asset Trust and Banking Company, Limited

- General Meeting of Shareholders
  - Board of Corporate Auditors
    - Corporate Auditors
  - Board of Directors
    - Executive Committee
      - Business Administration Dept.
      - Risk Management Dept.
      - Business Promotion Dept.
        - Pension Business Dept. I
        - Pension Business Dept. II
        - Pension Business Dept. III
        - Institutional Business Dept.
        - Nagoya Branch
        - Osaka Branch
      - Pension Trust Dept.
      - Trust Asset Administration Dept.
      - Asset Management Dept.
      - Pension Fund Investment Dept.
      - Public Fund Investment Dept.
      - Equity Dept.
      - Fixed Income Investment Dept.
      - Quantitative Investment Dept.
      - Fund Business and Alternative Investment Dept.
    - Internal Audit Dept.

Major Associated Companies

As of August 1, 2006

Mitsui Trust Holdings, Inc.

	Services	Capital (Millions of yen)
Japan Trustee Services Bank, Ltd.	Trust and banking	51,000

The Chuo Mitsui Trust and Banking Company, Limited

	Services	Capital (Millions of yen)
Chuo Mitsui Asset Management Co., Ltd.	Investment advisory and investment trust	300
Chuo Mitsui Guarantee Co., Ltd.	Credit guarantee services	301
Chuo Mitsui Realty Co., Ltd.	Real estate brokerage	300
Chuo Mitsui Leasing Co., Ltd.	Leasing	4,500
Chuo Mitsui Card Co., Ltd.	Credit card services	300
Chuo Mitsui Stock Transfer Agency Business Co., Ltd.	Stock transfer agency services	6,000
Chuo Mitsui Information Technology Co., Ltd.	Computer-related services	200
CMTB Equity Investments Co., Ltd.	Investment, management and administration of stocks	100
Chuo Mitsui Capital Co., Ltd.	Venture capital	497
CMTB Total Servicing Co., Ltd.	Administration and collection of claims	500
Chuo Mitsui Finance Service Co., Ltd.	Finance	500
Tokyo Securities Transfer Agent Co., Ltd.	Stock transfer agency services	45

Overseas Network

As of August 1, 2006

Representative Offices

The Chuo Mitsui Trust and Banking Company, Limited

New York Representative Office
Akihiko Koda
Chief Representative
655 Third Avenue, 26th Floor
New York, N.Y. 10017-5617, U.S.A.
Telephone: 1-212-309-1900
Telefax: 1-212-599-1726

Singapore Representative Office
Toru Aoki
Chief Representative
8 Shenton Way
#14-02, Temasek Tower
Singapore 068811
Republic of Singapore
Telephone: 65-6532-2353
Telefax: 65-6532-6155

Overseas Subsidiaries

Mitsui Trust Holdings, Inc.

MTH Preferred Capital 1 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTH Preferred Capital 2 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTH Preferred Capital 3 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTH Preferred Capital 4 (Cayman) Limited
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

The Chuo Mitsui Trust and Banking Company, Limited

Chuo Mitsui Investments, Inc.
Masaru Okubo
President & CEO
655 Third Avenue, 26th Floor
New York, N.Y. 10017-5617, U.S.A.
Telephone: 1-212-309-1920
Telefax: 1-212-599-2128

Chuo Mitsui Trust International Ltd.
Itaru Koyama
Managing Director
7th Floor, Triton Court
14 Finsbury Square
London EC2A 1BR, U.K.
Telephone: 44-20-7847-8400
Telex: 945831 MTINTL G
Telefax: 44-20-7847-8500

MTI Finance (Cayman) Ltd.
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

MTI Capital (Cayman) Ltd.
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

Chuo Finance (Cayman) Ltd.
P.O. Box 309, George Town
Grand Cayman
Cayman Islands, B.W.I.

Mitsui Trust Financial Group Annual Report 2006
Correction

Page 116
Directors, Corporate Auditors and Executive Officers

The Chuo Mitsui Trust and Banking Company, Limited
Senior Executive Officer

Present	Correct
Kitamura Kunitaro	**Kunitaro Kitamura**

Mitsui Asset Trust and Banking Company, Limited
Executive Officer

Present	Correct
Taro kiritani	**Taro Kiritani**

Page 118
Overseas Network

Overseas Subsidiaries

The Chuo Mitsui Trust and Banking Company, Limited

Chuo Mitsui Investments, Inc.
President & CEO

Present	Correct
Masaru Okubo	**Hajime Kobayashi**

Add:

Chuo Mitsui Investments Singapore Pte. Ltd.
Yukihisa Myoga
Managing Director
8 Shenton Way
#14-02, Temasek Tower
Singapore 068811
Republic of Singapore
Telephone: 65-6220-9527
Telefax: 65-6220-9528

Chuo Mitsui Trust International Ltd.
Managing Director

Present	Correct
Itaru Koyama	**Hisanori Ito**

Investor Information

As of March 31, 2006

Mitsui Trust Holdings, Inc.

Registered Head Office
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5445-3500
Telefax: 81-3-5232-8879
Web site: http://www.mitsuitrust-fg.co.jp

Date of Establishment
February 1, 2002

Capital Stock
¥261,579 million

Number of Shares Authorized
4,338,488 thousand shares
Common: 4,068,332 thousand shares
Class I preferred: 20,000 thousand shares*
Class II preferred: 93,750 thousand shares
Class III preferred: 156,406 thousand shares

Number of Shares Issued
Common: 824,345 thousand
Class I preferred: 20,000 thousand*
Class II preferred: 93,750 thousand
Class III preferred: 156,406 thousand

Number of Shareholders
Common: 15,158
Preferred: 1

* *All of the 20,000 thousand shares of Class I preferred stock were converted into 80,930 thousand shares of common stock on July 27, 2006.*

Major Shareholders

(a) Common stock

Name	Number of shares held (Thousands)	Percentage of total shares (%)
Japan Trustee Services Bank, Ltd. (Trust account)	53,197	6.45
The Chase Manhattan Bank, NA London	38,499	4.67
The Master Trust Bank of Japan, Ltd. (Trust account)	26,292	3.18
State Street Bank and Trust Company	20,715	2.51
Japan Trustee Services Bank, Ltd. (Re-trusted by Mitsui Asset Trust and Banking Co., Ltd. Composite trust account held for Toyota Motor Corporation)	15,226	1.84
The Chase Manhattan Bank, NA London SL Omnibus Account	15,108	1.83
Mitsui Life Insurance Company Limited	13,648	1.65
Tobu Railway Co., Ltd.	13,355	1.62
Luxembourg Offshore JASDEC Lending Account	11,472	1.39
State Street Bank and Trust Company 505103	11,465	1.39
Total	218,980	26.56

(b) The Resolution and Collection Corporation maintains all of the Company's preferred stocks.

Stock type	Number of shares held (Thousands)	Percentage of total shares (%)
Class I*	20,000	100.00
Class II	93,750	100.00
Class III	156,406	100.00

Certified Public Accountants
Deloitte Touche Tohmatsu
(a Japanese member firm of Deloitte Touche Tohmatsu, a Swiss Verein)
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo 108-8530, Japan

Further Information
For further information, please contact:
Investor Relations Group
Planning and Coordination Department
Mitsui Trust Holdings, Inc.
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Company Information

The Chuo Mitsui Trust and Banking Company, Limited

Registered Head Office
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5232-3331
Telefax: 81-3-5232-8879
Telex: TRUSTMIT J26397
S.W.I.F.T. Address: MTRB JPJT
Web site: http://www.chuomitsui.co.jp

Mitsui Asset Trust and Banking Company, Limited

Registered Head Office
23-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan
Telephone: 81-3-5232-8111
Telefax: 81-3-5232-8506
Web site: http://www.mitsuiasset.co.jp

Financial institutions have a social responsibility and a public mission to uphold. Well aware of the importance of this task, Mitsui Trust Financial Group carries out effective disclosure of business data to elicit greater confidence from investors and shareholders.

Mitsui Trust Holdings prioritizes a high level of management transparency. This basic principle guides the Company in providing timely, fair and unembellished information on the activities of the entire Group.

Mitsui Trust Holdings utilizes the Internet to disclose a wide range of investor relations information. For example, the Company's web site includes a page where materials prepared for investor information meetings as well as an audiovisual presentation of the actual information meeting for domestic institutional investors can be accessed. The Company provides English translations of the materials and audiovisual presentations as well.

Chuo Mitsui and Mitsui Asset also maintain web sites, through which each bank releases a wide range of information about products and services.

Mitsui Trust Holdings and its two subsidiary banks will continue to provide clients and shareholders with various disclosure materials to promote a deeper understanding of Mitsui Trust Financial Group.


三井トラスト・ホールディングス
English
A Message from the President
Group Outline
Annual Report
Financial Data
News Release
IR Materials
Rating Information
FAQs, Analyst Coverage, IR Calendar

http://www.mitsuitrust-fg.co.jp/english/index.html

Note Regarding Forward-Looking Statements

This annual report contains certain forward-looking statements. These statements are not guarantees of future performance, and involve risks and uncertainties. Actual results may differ from the forward-looking statements contained in the present material, due to various factors, including, but not limited to, changes in overall economic conditions.

Mitsui Trust Financial Group

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